In a new light







# UniSource Energy Corporation

annual report 2004

## Overview: UniSource Energy Corporation

UniSource Energy's common stock is traded on the New York and Pacific Stock Exchanges under the ticker symbol UNS. The corporation's major subsidiaries and affiliates include:

**Tucson Electric Power Company (TEP)**
Founded in 1892, TEP is the principal subsidiary of UniSource Energy. TEP is an electric utility with more than 2,000 megawatts of generating capacity and 20,000-plus miles of power lines to help serve customers in a southern Arizona service territory spanning 1,155 square miles.

**UniSource Energy Services (UES)**
UES was established in 2003 to operate natural gas and electric systems acquired that year from Citizens Communications Company. UES provides service in northern and southern Arizona (see map below).

**Millennium Energy Holdings (Millennium)**
Millennium, established in 1996, is the parent company of UniSource Energy's unregulated energy businesses.


Phoenix

TEP Electric Service Area
UES Gas Service Areas
UES Gas and Electric Service Areas
UES Electric Service Area



Each day offers an opportunity to see the world in a new light – a chance to appreciate qualities that might have gone unnoticed. In UniSource Energy Corporation, that light reveals a vibrant energy company with growing operations and a bright outlook for the future. Its principal subsidiary, Tucson Electric Power Company, provides safe, reliable power to more than 375,000 customers in the Tucson metropolitan area. UniSource Energy also owns UniSource Energy Services, a utility that delivers natural gas and electric service to more than 218,000 customers across Arizona. These utilities and other holdings (see opposite page) give both customers and shareholders good reason to see UniSource Energy in a positive light.

**Above:** The world-renowned London Bridge now makes its home in Lake Havasu City, one of many fast-growing communities served by UniSource Energy Services.

**On the Cover:** The sun rises over the mountains to begin another day in Tucson, Arizona, home to UniSource Energy Corporation and its principal subsidiary, Tucson Electric Power Company. The growing Tucson metropolitan area is home to more than 900,000 residents.


UniSource Energy Tower

**James S. Pignatelli**
***Chairman, President and CEO***
***UniSource Energy Corporation***

Dear fellow shareholder,

This past year, many people discovered what some of us have known all along.

When an investment group offered in November 2003 to acquire UniSource Energy Corporation, the proposal focused new attention on a strong, stable energy company that had sometimes been overlooked. By the time the transaction was terminated 13 months later, a broader audience had come to appreciate the qualities that attracted such an offer in the first place.

After all, it isn't easy to find a company so devoted to improving its financial standing without compromising its commitments to either customers or shareholders. In 2004, we maintained the highest standards of utility service while reducing debt and increasing the dividend paid to our shareholders.

UniSource Energy also has shown an ability to capitalize on unique growth opportunities. In 2004, we made a key investment in a partly constructed gas-fired power plant to enhance our generating capacity at a very attractive price. We also employed our expertise and experience to improve the operations of our recently acquired gas and electric systems in northern and southern Arizona.

Our core utility businesses continue to grow at rates unseen by most energy providers. We have kept up with the needs of our expanding customer base with timely infrastructure improvements, including the completion in 2004 of a new pipeline that improved natural gas service in northern Arizona. Our work on a new coal-fired power plant also continued ahead of schedule in 2004.

In light of such achievements, our prospects for the future have simply become too promising to ignore. The failure to finalize the acquisition was disappointing, to be sure. But our pursuit of that objective served to build wider recognition of our company's underlying value. As 2004 came to a close, it was clear that UniSource Energy was demonstrating its worth.

Our financial performance in 2004 was a reflection of that value. Tucson Electric Power (TEP), our principal subsidiary, provided healthy income fueled by rising retail and wholesale sales. UniSource Energy Services (UES), meanwhile, generated positive results in its first full year of operating gas and electric systems acquired in 2003 from Citizens Communications Company.

The strong performance of TEP and UES combined with reduced losses at Millennium Energy Holdings, which oversees UniSource Energy's unregulated energy investments, to help drive our 2004 earnings to $46 million, or $1.34 per share. That satisfied my goal for the year of generating earnings between $1.25 and $1.60 per share. Our success encouraged UniSource Energy's Board of Directors to increase our quarterly dividend again this year to 19 cents per share - a 19 percent increase over the quarterly dividends paid in 2004.

Both TEP and UES enjoy expanding operations in one of the nation's fastest growing states. TEP's customer base in southern Arizona grew 2 percent in 2004 to 375,532. UES, which provides service in northern and southern Arizona, saw its customer base expand 5 percent to 218,868. Both utilities have incorporated these dynamic growth rates into their planning to ensure that their systems are ready to serve customers' needs both today and tomorrow.

TEP's recent investment in a partly built gas-fired generating station in New Mexico will expand its capability to serve both retail and wholesale customers for years to come. In November 2004, TEP teamed with Phelps Dodge Energy Services and PNM, an Albuquerque-based utility, to purchase the Luna Energy Facility, a 570-megawatt (MW) combined cycle plant near Deming. TEP and its partners paid a total of $40 million to purchase the half-built, fully permitted facility and related equipment. The partners expect to invest up to $110 million to complete construction and purchase necessary inventory. The plant is expected to be operational in the summer of 2006 at an anticipated cost to TEP of $250 per kilowatt (kW) of capacity.

The purchase offered a unique opportunity to expand our generation assets at a very attractive price. The finished facility will provide TEP with 190 MW of power, boosting its overall generating capacity to approximately 2,194 MW. The plant is located near existing transmission lines, giving us the flexibility to deliver power with ease to both wholesale and retail customers.

Meanwhile, construction of a new coal-fired unit at TEP's Springerville Generating Station (SGS) is proceeding so far ahead of schedule that the schedule itself was changed. The 400-MW unit is now expected to be operational in the third quarter of 2006, several months ahead of its previously announced completion date.

Tri-State Generation and Transmission Association, a wholesale power cooperative, will lease the completed unit from a financial owner and control its output. TEP will operate the unit and purchase up to 100 MW of its output for up to five years.



Luna Energy Facility will provide TEP with 190 MW of power to serve retail and wholesale customers after its scheduled completion in 2006.

Phoenix-based Salt River Project holds an option to trigger construction of a fourth unit at SGS. SRP would own the 400-MW unit – a virtual twin of Unit 3 – and control its output. TEP would operate that unit as well, and its construction would allow us to spread the fixed costs of our existing common facilities across an additional generator. I remain hopeful that SRP will recognize our remarkable progress on Unit 3 and agree to this further investment at our eastern Arizona site.

As part of the expansion project, Tri-State is funding the installation of improved sulfur dioxide scrubbers, low nitrogen oxide burners and other emission control upgrades to the existing generators. Unit 1 received those improvements in 2004, while Unit 2 will receive them this year. This work will ensure that the total regulated emissions from all four SGS units would be lower than previous emissions from the existing 380-MW units.

TEP's plans to expand its transmission network have not gone as smoothly. Although the Arizona Corporation Commission (ACC) has approved a route for a proposed 345-kilovolt (kV) line that would link TEP to UES's southern Arizona system and extend into Mexico, the U.S. Forest Service has indicated its preference for a different route. In response, the ACC ordered TEP to reopen the state's line-siting process and to consider potential alternatives to the project. Although our proposed line remains the best way to improve electric reliability for UES customers in southern Arizona, we will work closely with the ACC and local stakeholders to produce a solution that can be put into place in a timely fashion.

TEP has enjoyed more success with other transmission projects. During 2004, we completed our new Winchester substation southeast of Tucson to link with a neighboring utility's system and provide a platform for future interconnections. The ACC's line siting committee also approved a route for a proposed 50-mile 500-kV line through central Arizona that would improve TEP's access to energy markets to the north. TEP has teamed with SRP, Arizona Public Service and other regional utilities on that line, which is scheduled to be completed in 2007.

TEP's local operations remained strong, with reliability that far surpassed regional standards. A recent revamping of our outage response procedures contributed to a significant reduction in the average amount of time that affected customers were left without power in 2004. Our system proved more than capable of meeting record levels of energy use, and we continued to upgrade our infrastructure to meet our customers' growing needs.



**Construction of a third coal-fired generator at TEP's Springerville Generating Station is proceeding so smoothly that the unit is expected to be operational several months ahead of its original schedule.**

We also have begun integrating some operations of TEP with UES to take advantage of our shared utility experience and streamline the business processes of both companies. TEP system operators are now controlling elements of UES's southern Arizona electric system, and both companies are making plans to consolidate customer call center operations and credit services in Tucson. We will continue to look for opportunities to integrate the functions of both utilities in ways that make sense for customers and our overall business.

During its first full year of operations, UES produced impressive results while making progress on key infrastructure projects. In December 2004, the company completed the final 5-mile stretch of a 56-mile natural gas pipeline that has improved the reliability of service in Sedona and throughout northern Arizona. UES also continued preparations for an approved 40-mile 230-kV transmission line that will bolster its electric system in fast-growing Mohave County.

UES employees have embraced the spirit of community service that has become a hallmark of TEP and UniSource Energy. During 2004, UES and TEP employees joined their friends and families in donating more than 30,000 hours of volunteer time to charitable activities. Their efforts have advanced hundreds of worthy causes and helped strengthen the fabric of our communities.

Our employees' tireless contributions have won unprecedented national acclaim. In 1994, the national Points of Light Foundation recognized TEP's contributions with its Award for Excellence in Workplace Volunteer Programs. The company's commitment to community service has grown even stronger since then, prompting the foundation to give TEP the same award in 2004 – making it the first-ever two time recipient of that prestigious honor.

UniSource Energy also remains committed to improving Arizona's environment through the development of renewable energy resources. In 2004, TEP expanded its giant solar array near Springerville to 4.6-MW, making it the most productive photovoltaic system in the world. The pioneering system accounts for the bulk of TEP's 5.3-MW solar generation capacity, which also includes more than 300 kW in systems developed through partnerships with schools, government agencies and TEP customers. UES will rely on similar partnerships to establish its own solar energy resources through an incentive program established in 2004.



> TEP's giant solar array near Springerville, Ariz., was expanded to a capacity of 4.6 MW in 2004, making it the world's most productive photovoltaic system.

The development of new energy technology remains the primary focus of Millennium Energy Holdings, which oversees UniSource Energy's unregulated investments. Global Solar Energy, a key Millennium holding, is finding new markets for its flexible thin-film photovoltaic cells while establishing itself as a skilled integrator of traditional solar energy systems. Other Millennium holdings have developed miniature rechargeable batteries, lightweight utility poles and innovative satellite technology.

Millennium has also made progress toward another significant development: financial stability. The subsidiary reduced its operating losses to $4 million in 2004 from more than $16 million in 2003. This year, I expect Millennium's losses will be further reduced or eliminated as we look for opportunities to exit those investments. Any remaining financial commitments to those companies will be funded from Millennium's own proceeds. After years of support from our shareholders, it's time for the maturing energy technologies developed by Millennium subsidiaries to stand on their own.

I'm also planning to improve TEP's financial standing in 2005 through a refinancing package that will strengthen the utility's position as it prepares for a likely 2008 rate case. As of this writing, UniSource Energy is in the process of issuing $235 million in debt in order to inject $215 million into TEP. The transaction will improve TEP's equity to 40 percent under the method used by the ACC, which excludes capital lease obligations, and eliminate a restriction that currently blocks it from providing a dividend of more than 75 percent of its net income to UniSource Energy. The improved equity will alleviate some regulatory risk associated with carrying a reduced equity level into the ACC's ratemaking process. The refinancing also will provide $10 million to UES to boost the equity of its electric and gas utilities above 40 percent under the ACC's method of measurement.

My remaining goals for 2005 are focused on the continued success of our utility subsidiaries. We will tap our strong cash flow to internally fund strategic capital investments for TEP, including construction of the Luna Energy Facility and our transmission line project in central Arizona as well as an upgrade to the water supply system serving SGS. We also will complete the scheduled upgrade to the emissions control equipment in SGS Unit 2 and oversee significant progress toward the completion of Unit 3. Finally, I expect the solid performance of TEP and UES will continue into 2005, producing approximately $300 million in cash flow from UniSource Energy's operations and year-end earnings between $1.50 and $1.75 per share.



A UniSource Energy Services technician pays an early morning visit to a natural gas regulator station near Flagstaff. The utility expanded its infrastructure in 2004 to serve customers' growing needs.

Many of the projects we will pursue this year were already underway when the ACC rejected the proposed acquisition of UniSource Energy in December 2004. Just as the transaction itself would not have affected our utility operations, its failure will not limit our ability to achieve our objectives. In fact, our refinancing plan is designed to provide TEP and UES with one of the benefits the acquisition would have produced. I remain convinced that the acquisition would have served our customers' best interests. Nevertheless, we are fully prepared to move forward as a publicly traded company by relying on the fundamental strength that justified the investor group's original offer.

I would like to thank you, and all of our shareholders, for your faith in UniSource Energy. We have welcomed a number of new investors to our ranks since last year, and I'm looking forward to working with all of you to capitalize on the opportunities before us. Our longtime shareholders recognize the benefits that flow from our commitment to provide safe, reliable energy at a fair price. They also respect our integrity and appreciate our concern for the well-being of the communities we serve. There was a time when such sound, straightforward practices might not have seemed flashy enough to attract much attention. But over the past year, a growing number of people have come to appreciate the value of our approach. Today, in a new light, the future of UniSource Energy looks very bright indeed.

Your fellow shareholder,



James S. Pignatelli
Chairman, President and CEO
UniSource Energy Corporation



## Quarterly Stock Prices

| | | 2004 | | | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | High | Low | Dividend | High | Low | Dividend | High | Low | Dividend |
| 1st Quarter | $ | 24.74 | 24.11 | 0.16 | 18.10 | 16.00 | 0.15 | 20.60 | 16.74 | 0.125 |
| 2nd Quarter | $ | 24.93 | 24.15 | 0.16 | 19.27 | 17.05 | 0.15 | 20.75 | 17.91 | 0.125 |
| 3rd Quarter | $ | 24.94 | 24.20 | 0.16 | 19.80 | 17.65 | 0.15 | 18.89 | 14.05 | 0.125 |
| 4th Quarter | $ | 24.88 | 22.90 | 0.16 | 24.90 | 19.01 | 0.15 | 17.90 | 13.69 | 0.125 |

| | 2004 Close | 2003 Close | 2002 Close |
|---|---|---|---|
| December 31 | $ 24.11 | 24.66 | 17.29 |

## Utility Customer Growth

Both Tucson Electric Power and UniSource Energy Services enjoy growing customer bases that exceed the national population growth rate of 1 percent per year.

### Tucson Electric Power

Retail Customers


400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2.6%
2.3%
2.4%
2.2%
2.3%
2000
2001
2002
2003
2004

Percentages represent increase over prior year

### UniSource Energy Services (Founded in 2003)

Retail Customers


300,000
250,000
200,000
150,000
100,000
50,000
0
Gas
Electric
Total
4.6%
5.3%
4.9%
2003
2004
2003
2004
2003
2004

Percentages represent increase over prior year

# UniSource Energy Corporation Financial Information

This Annual Report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. You should read forward-looking statements together with the cautionary statements and important factors included in this report. (See *Management's Discussion and Analysis of Financial Condition and Results of Operations, Safe Harbor for Forward-Looking Statements*). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions. Forward-looking statements are not statements of historical facts. Forward-looking statements may be identified by the use of words such as "anticipates," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. We express our expectations, beliefs and projections in good faith and believe them to have a reasonable basis. However, we make no assurances that management's expectations, beliefs or projections will be achieved or accomplished. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this report.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis explains the results of operations, the general financial condition, and the outlook for UniSource Energy and its four primary business segments and includes the following:

- outlook and strategies,
- operating results during 2004 compared with 2003, and 2003 compared with 2002,
- factors which affect our results and outlook,
- liquidity, capital needs, capital resources, and contractual obligations,
- dividends, and
- critical accounting estimates.

## OVERVIEW OF CONSOLIDATED BUSINESS

UniSource Energy is a holding company that has no significant operations of its own. Operations are conducted by UniSource Energy's subsidiaries, each of which is a separate legal entity with its own assets and liabilities. UniSource Energy owns substantially all of the outstanding common stock of TEP, and all of the outstanding common stock of UniSource Energy Services, Inc. (UES), Millennium Energy Holdings, Inc. (Millennium), and UniSource Energy Development Company (UED).

TEP, an electric utility, has provided electric service to the community of Tucson, Arizona, for over 100 years. UES began operations in August 2003. UES through its two operating subsidiaries, UNS Gas and UNS Electric, provides gas and electric service to 30 communities in northern and southern Arizona. Millennium invests in unregulated businesses, including Global Solar Energy (Global Solar), a developer and manufacturer of thin-film photovoltaic cells and modules. UED engages in developing generating resources and other project development activities, including facilitating the expansion of the Springerville Generating Station, but has no significant operations. We conduct our business in four primary business segments – TEP's Electric Utility segment, UNS Gas, UNS Electric and Global Solar.

UniSource Energy was incorporated in the State of Arizona on March 8, 1995 and obtained regulatory approval to form a holding company in November 1997. On January 1, 1998, TEP and UniSource Energy exchanged shares of stock resulting in TEP becoming a subsidiary of UniSource Energy. Following the share exchange, TEP transferred the stock of its subsidiary Millennium to UniSource Energy. *See Note 10 of Notes to Consolidated Financial Statements – Debt and Capital Lease Obligations.*

## UNISOURCE ENERGY CONSOLIDATED

### OUTLOOK AND STRATEGIES

#### TERMINATION OF MERGER AGREEMENT

In November 2003, UniSource Energy entered into an Agreement and Plan of Merger (the Agreement) with Saguaro Acquisition Corp. (Saguaro), an affiliate of Saguaro Utility Group L.P. (Saguaro LP) that provided for the acquisition of all of UniSource Energy's outstanding Common Stock for $25.25 per share by Saguaro. Saguaro LP was an Arizona limited partnership whose general partner was Sage Mountain, L.L.C. and whose limited partners included investment funds associated with Kohlberg Kravis Roberts & Co., L.P., J.P. Morgan Partners, LLC and Wachovia Capital Partners.

On December 21, 2004, the Arizona Corporation Commission (ACC) voted, at the end of a special open meeting, not to approve the application seeking its approval of the proposed acquisition.

The Agreement provided that in the event that the ACC denies the acquisition, Saguaro or UniSource Energy could terminate the Agreement, and UniSource Energy would be obligated to reimburse up to $7 million of Saguaro's expenses. On December 30, 2004, Saguaro exercised its right to terminate the Agreement and UniSource Energy paid Saguaro $7 million to cover Saguaro's expenses.

**Operating Plans and Strategies**

Our financial prospects and outlook for the next few years will be affected by many competitive, regulatory and economic factors. Our plans and strategies include the following:

- Continue to integrate UES' businesses with UniSource Energy's other businesses.
- Oversee the construction of Springerville Unit 3 and continue to enhance the value of existing assets by working with Salt River Project to facilitate the development of Springerville Unit 4.
- Strengthen the capital structure of TEP by using proceeds from the UniSource Energy convertible notes, an additional debt issuance at UniSource Energy and some of our excess cash flows to reduce TEP's debt.
- Enhance the value of TEP's transmission system while continuing to provide reliable access to generation for TEP's retail customers and market access for all generating assets. This will include focusing on constructing the Tucson – Nogales transmission line, which would improve reliability for customers of UNS Electric and could eventually be connected to Mexico's utility system.
- Promote economic development in our service territories.
- Efficiently manage our generation, transmission and distribution resources and look for ways to control our operating expenses while maintaining and enhancing reliability and profitability.
- Expand TEP's portfolio of generating and purchased power resources to meet growing retail energy demand.
- Increase production and sales of Global Solar's thin-film photovoltaic cells and seek additional investors, or sell all or part of Millennium's interest, or a combination of both.
- Manage the exit of our other Millennium investments to maximize its value to shareholders.

To accomplish our goals, during 2005 we expect TEP to spend approximately $159 million on capital expenditures and UES to spend approximately $49 million on capital expenditures.

While we believe that our plans and strategies will continue to have a positive impact on our financial prospects and position, we recognize that we continue to be highly leveraged, and as a result, our access to the capital markets may be limited or more expensive than for less leveraged companies.

## RESULTS OF OPERATIONS

UniSource Energy recorded Net Income of $46 million in 2004. This compares with Net Income of $114 million in 2003, and $35 million in 2002. Net Income in 2003 includes an after-tax gain of $67 million for the Cumulative Effect of Accounting Change from the adoption of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations (FAS 143)*. Income Before Cumulative Effect of Accounting Change was $46 million in 2003. Results in 2004 include a full year of operations at UNS Gas and UNS Electric; results in 2003 were for the period August 11 to December 31.

**Factors Impacting Net Income in 2004 Compared With 2003**

- A $196 million increase in Total Operating Revenues resulting from additional Total Operating Revenues at UNS Gas and UNS Electric of $82 million and $89 million, respectively, and a 2.3% increase in TEP's number of retail customers.

- Purchased Energy expense, which includes purchased power and purchased gas expense, was higher by $118 million. This resulted from additional Purchased Energy expense at UNS Gas and UNS Electric of $51 million and $57 million, respectively, and a $7 million increase at TEP due to higher economic wholesale electric purchases in lieu of running gas-fired generation.

- Other Operations and Maintenance expense (O&M) was higher by $36 million due primarily to additional O&M at UES, $12 million of expenses related to the proposed acquisition of UniSource Energy by Saguaro and expenses related to planned and unplanned outages at some of TEP's generating facilities.

- Scheduled Amortization of TEP's Transition Recovery Asset was $18 million higher than 2003.

- Total Interest Expense increased $2 million due to a full year of interest expense at UES.

- Income Tax Expense increased $22 million in 2004 due to higher Income Before Taxes and Cumulative Effect of Accounting Change and a $15 million tax benefit recorded in 2003 resulting from guidance issued by the IRS clarifying rules on limitations of the use of net operating loss carry forwards.

- Global Solar recorded a net loss of $5 million in 2004 compared with losses of $7 million in 2003.

- Millennium's other investments recorded income of $1 million in 2004 compared with losses of $9 million in 2003.

- Results in 2003 included an $11 million pre-tax development fee received by UED at the financial closing of Springerville Unit 3.

**Factors Impacting Net Income in 2003 Compared With 2002**

- A $133 million increase in Total Operating Revenues resulting from warm summer weather, a 2.2% increase in TEP's number of retail customers, and Total Operating Revenues of $47 million at UNS Gas and $56 million at UNS Electric.

- A $6 million decline in TEP's revenues from Electric Wholesale Sales is primarily attributable to unplanned outages at several of TEP's coal-fired generating facilities during the first half of 2003, unfavorable wholesale opportunities for its gas generation resources and record retail kWh demand in the third quarter. In addition, TEP recorded a $2 million increase in reserves against receivables from California wholesale sales in 2003.

- Purchased Energy expense, which includes purchased power and purchased gas expense, was higher by $90 million. This resulted from $31 million of Purchased Energy expense at UNS Gas and $39 million at UNS Electric, replacement power costs in the first half of 2003 related to planned and unplanned outages at TEP's generating facilities, and increased economic wholesale electric purchases in lieu of running gas-fired generation.

- Other O&M was higher by $27 million due primarily to $8 million of O&M at UNS Gas and $6 million at UNS Electric, and increased costs resulting from planned and unplanned outages at TEP's generating facilities.

- Higher Total Interest Expense of $12 million related to higher interest rates under TEP's Credit Agreement, interest expense at UNS Gas and UNS Electric, and interest expense related to UniSource Energy's borrowing under a bridge loan for the Citizens Acquisition.

- Despite higher Income Before Taxes and Cumulative Effect of Accounting Change, income tax expense was $6 million less in 2003 than in 2002, due primarily to a $15 million tax benefit resulting from guidance issued by the IRS clarifying rules on limitations of the use of net operating loss carry forwards.

- Expenses of $3 million related to the proposed acquisition of UniSource Energy by Saguaro.

- UED's income in 2003 included an $11 million pre-tax development fee received at the financial closing of Springerville Unit 3.

- 2002 results included a pre-tax coal contract termination fee of $11 million. TEP terminated a coal contract related to the Sundt Generating Station, eliminating annual take-or-pay payments of approximately $3 million.

**CONTRIBUTION BY BUSINESS SEGMENT**

The table below shows the contributions to our consolidated after-tax earnings by our four business segments.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | -Millions of Dollars- | |
| **Business Segment** | | | |
| TEP [1] | $ 46 | $ 129 | $ 55 |
| UNS Gas [2] | 6 | 1 | - |
| UNS Electric [2] | 4 | 2 | - |
| Global Solar | (5) | (7) | (14) |
| Other [3] | (5) | (11) | (6) |
| Consolidated Net Income | $ 46 | $ 114 | $ 35 |

[1] TEP results in 2003 include an after-tax gain of $67 million for the Cumulative Effect of Accounting Change from the adoption of FAS 143.

[2] 2003 results are for the period from August 11, 2003 to December 31, 2003.

[3] Includes: interest expense (net of tax) on the note payable from UniSource Energy to TEP; costs in 2003 associated with the Citizens acquisition; costs associated with the failed acquisition of UniSource Energy by Saguaro as previously discussed; UniSource Energy parent company expenses; income and losses from other Millennium investments; and income and losses from UED.

## LIQUIDITY AND CAPITAL RESOURCES

**UNISOURCE ENERGY CONSOLIDATED CASH FLOWS**

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | -Millions of Dollars- | |
| Cash provided by (used in): | | | |
| Operating Activities | $ 307 | $ 263 | $ 176 |
| Investing Activities | (156) | (351) | (271) |
| Financing Activities | (98) | 98 | (42) |
| Net Increase (Decrease) in Cash | $ 53 | $ 10 | $ (137) |

UniSource Energy's consolidated cash flows are provided primarily from retail and wholesale energy sales at TEP and UES, net of the related payments for fuel and purchased power. Cash from operations is lowest in the first quarter and highest in the third quarter due to TEP's summer peaking load.

We use our available cash primarily to:

- finance capital expenditures at TEP and UES;
- pay dividends to shareholders;
- pay income taxes; and
- reduce leverage at TEP by repaying or repurchasing debt and investing in lease debt.

The primary source of liquidity for UniSource Energy, the parent company, is dividends it receives from its subsidiaries, primarily TEP, from their cash flow from operations. Under our tax sharing agreement, our subsidiaries make income tax payments to UniSource Energy, which makes payments on behalf of the consolidated group.

As part of our ACC Holding Company Order, we must invest at least 30% of any proceeds of UniSource Energy equity issuances in TEP until TEP's equity reaches 37.5% of total capital (excluding capital leases).

As of March 11, 2005, cash and cash equivalents available to UniSource Energy was approximately $215 million. This balance includes proceeds from UniSource Energy's Convertible Senior Notes issued March 1, 2005. See *Convertible Senior Notes*, below.

**Operating Activities**

In 2004, net cash flows from operating activities increased by $44 million compared with 2003. The following factors contributed to the increase:

- a $114 million increase in cash receipts from retail and wholesale energy customers, net of fuel and purchased energy costs, due to an increase in TEP's retail customers and the recognition of a full year of operations at UNS Gas and UNS Electric;
- the return of a $17 million deposit made in 2003 related to TEP's second mortgage indentures; partially offset by:
  - a $55 million increase in income taxes and other tax paid, net of income tax refunds received, due primarily to higher taxable income, higher tax refunds received in 2003, and the recognition of a full year of operations at UNS Gas and UNS Electric;
  - a $10 million increase in wages paid due to the recognition of a full year of operations at UNS Gas and UNS Electric; and
  - $7 million paid to terminate the acquisition agreement with Saguaro.

**Investing Activities**

Net cash used for investing activities was $195 million lower in 2004 than in 2003, primarily due to the following factors:

- $223 million of cash used for the acquisition of the Citizens' Arizona gas and electric utility assets in 2003; and
- a $10 million return from a Millennium investment; partially offset by
  - a $16 million increase in capital expenditures, primarily related to UNS Gas and UNS Electric;
  - $13 million used by TEP to purchase a one-third interest in the Luna Energy Facility; and
  - $4 million paid by TEP to purchase Springerville lease debt.

<u>Purchase of Citizens' Arizona Electric and Gas Utility Assets</u>

In August 2003, UniSource Energy used approximately $50 million of its available cash and borrowed $35 million from a financial institution in the form of short-term debt to help finance the purchase of the Citizens' Arizona electric and gas utility assets. The funds were used as an equity contribution in the capitalization of UES. In October 2003, as required by the debt agreement, UniSource Energy repaid the $35 million loan with proceeds received upon the financial close of the Springerville Unit 3 project.

**Financing Activities**

Net cash used for financing activities was $98 million in 2004 compared with net cash received from financing activities of $98 million in 2003. The following factors primarily contributed to the change:

- In August 2003, UNS Gas issued $100 million of senior unsecured notes, UNS Electric issued $60 million of senior unsecured notes, and UniSource Energy obtained a $35 million short-term bridge loan to help finance the acquisition of the Citizens' Arizona gas and electric utility assets (see *Guarantees and Indemnities,* below); partially offset by:

  - TEP repaid $32 million more long-term debt and capital lease obligations in 2004 than in 2003; and

  - TEP paid $9 million in debt issuance costs related to the refinancing of its Credit Agreement.

As a result of the activities described above, our consolidated cash and cash equivalents increased to $154 million at December 31, 2004, from $101 million at December 31, 2003. We invest cash balances in high-grade money market securities with an emphasis on preserving the principal amounts invested.

At March 11, 2005, our consolidated cash balance, including cash equivalents, was approximately $215 million. This balance includes proceeds from UniSource Energy's Convertible Senior Notes issued March 1, 2005. See *Convertible Senior Notes*, below.

In the event that we experience lower cash from operations in 2005, we will adjust our discretionary uses of cash accordingly. We believe, however, that we will continue to have sufficient cash flow to cover our capital needs, as well as required debt payments and dividends to shareholders.

Convertible Senior Notes

On March 1, 2005, UniSource Energy issued $150 million aggregate principal amount of 4.50% Convertible Senior Notes due 2035 through a domestic offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the Act) and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Act.

Each $1,000 principal amount of notes will be convertible into 26.6667 shares of UniSource Energy Common Stock at any time, representing a conversion price of approximately $37.50 per share of UniSource Energy Common Stock, subject to adjustment in certain circumstances.

Beginning on March 5, 2010, UniSource Energy will have the option to redeem the notes, in whole or in part, for cash, at a price equal to 100% of the principal amount plus accrued and unpaid interest. Holders of the notes will have the right to require UniSource Energy to repurchase the notes, in whole or in part, for cash on March 1, 2015, 2020, 2025 and 2030, or if certain specified fundamental changes involving UniSource Energy occur. The repurchase price will be 100% of the principal amount of the notes plus accrued and unpaid interest.

In the event of a fundamental change that occurs prior to March 5, 2010, UniSource Energy may be required to pay a make-whole premium on notes converted in connection with the fundamental change. The make-whole premium will be payable in shares of UniSource Energy Common Stock or the consideration into which UniSource Energy Common Stock has been converted or exchanged in connection with such fundamental change.

A fundamental change involving UniSource Energy will be deemed to have occurred if (1) certain transactions occur as a result of which there is a change in control of UniSource Energy; or (2) UniSource Energy Common Stock ceases to be listed on a national securities exchange or quoted on The Nasdaq National Market or another established automated over-the-counter trading market in the United States.

The notes may be accelerated upon the occurrence and continuance of an event of default under the indenture governing the notes. The failure to make required payments on the notes or comply with the terms of the indenture may constitute an event of default. In addition, events of default may arise upon the acceleration of $50 million of indebtedness for borrowed money of UniSource Energy or TEP, or certain events of bankruptcy involving UniSource Energy or TEP.

Use of Proceeds

On March 1, 2005, UniSource Energy used $106 million of the $146 million of net proceeds from this offering to repay TEP a UniSource Energy debt obligation in the principal amount of $95 million plus accrued interest of $11 million. Approximately $25 million represents an equity contribution to TEP. TEP expects that it will use the proceeds during the first half of 2005 to redeem or repurchase certain of TEP's existing indebtedness through transactions that may include negotiated or market purchases, tender offers and redemptions. TEP has not determined the series of debt to be repaid or repurchased.

On March 10, 2005, UniSource Energy used $10 million of the net proceeds from this offering to make an equity contribution of $6 million to UNS Gas and an equity contribution of $4 million to UNS Electric.

UniSource Energy Debt Issuance

UniSource Energy also expects to issue approximately $90 million of additional indebtedness. Most of the proceeds from this debt will be used to make an equity investment in TEP. It is anticipated that this equity investment, together with the proceeds realized through the $95 million inter-company note repayment, will be used by TEP to retire or repurchase up to $225 million of its outstanding debt obligations.

**GUARANTEES AND INDEMNITIES**

In the normal course of business, UniSource Energy and certain subsidiaries, including TEP, enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. We entered into these agreements primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis. The most significant of these guarantees are UES' guarantee of $160 million of aggregate principal amount of senior unsecured notes issued by UNS Gas and UNS Electric to purchase the Citizens' Arizona gas and electric system assets, UniSource Energy's guarantee of approximately $8 million in natural gas and supply payments and building lease payments for UNS Gas and UNS Electric, and subsidiaries of Millennium, and Millennium's guarantee of approximately $3 million in commodity-related payments for MEG at December 31, 2004. To the extent liabilities exist under the contracts subject to these guarantees, such liabilities are included in the consolidated balance sheets.

In addition, UniSource Energy and its subsidiaries have indemnified the purchasers of interests in certain investments from additional taxes due for years prior to the sale. The terms of the indemnifications provide for no limitation on potential future payments; however, we believe that we have abided by all tax laws and paid all tax obligations. We have not made any payments under the terms of these indemnifications to date.

We believe that the likelihood that UniSource Energy or TEP would be required to perform or otherwise incur any significant losses associated with any of these guarantees is remote.

**CONTRACTUAL OBLIGATIONS**

The following charts display UniSource Energy's consolidated contractual obligations by maturity and by type of obligation as of December 31, 2004.

**UniSource Energy's Contractual Obligations**
**- Millions of Dollars -**

| Payment Due in Years Ending December 31, | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 and after | Total |
|---|---|---|---|---|---|---|---|---|
| Long-Term Debt:[1] | | | | | | | | |
| Principal[2] | $ 2 | $ 21 | $ 1 | $ 227 | $ 329 | $ - | $ 679 | $1,259 |
| Interest[3] | 77 | 78 | 77 | 71 | 61 | 62 | 846 | 1,272 |
| Capital Lease Obligations: | | | | | | | | |
| Springerville Unit 1 | 85 | 85 | 86 | 85 | 34 | 57 | 430 | 862 |
| Springerville Coal Handling[4] | 17 | 22 | 24 | 18 | 15 | 17 | 98 | 211 |
| Sundt Unit 4 | 11 | 10 | 12 | 12 | 13 | 13 | - | 71 |
| Springerville Common[4] | 6 | 6 | 6 | 6 | 6 | 7 | 159 | 196 |
| Rail Car Lease | 1 | - | - | - | - | - | - | 1 |
| Operating Leases | 2 | 2 | 2 | 2 | 1 | 1 | 4 | 14 |
| Purchased Obligations:[5] | | | | | | | | |
| Coal and Rail Transportation[6] | 89 | 87 | 79 | 79 | 79 | 79 | 278 | 770 |
| Purchase Power[7] | 17 | 4 | - | - | - | - | - | 21 |
| Transmission | 6 | 6 | 6 | 1 | 1 | 1 | 1 | 22 |
| Gas[8] | 40 | 26 | 13 | 4 | 4 | 4 | 2 | 93 |
| Other Long-Term Liabilities: | | | | | | | | |
| Pension & Other Post-Retirement Obligations[9] | 10 | 4 | 4 | 5 | 6 | 6 | 171 | 206 |
| MEH Funding Commitments[10] | 2 | 4 | 1 | - | - | - | - | 7 |
| Total Contractual Cash Obligations | $ 365 | $ 355 | $ 311 | $ 510 | $ 549 | $ 247 | $2,668 | $5,005 |

(1) In March 2005, TEP redeemed the remaining $52 million of its First Mortgage IDBs (defined below) at par. $21 million was due in 2006, and $31 million was due in 2008. Interest payments will be reduced by $3 million in 2005 and 2006 and $2 million in 2007 as a result of the bond redemption.

(2) TEP's tax-exempt variable rate bonds (IDBs) in the amount of $329 million are backed by LOCs issued pursuant to TEP's Credit Agreement. TEP's obligations under the Credit Agreement are collateralized with Second Mortgage Bonds.

(3) Includes letter of credit and remarketing fees on variable rate debt. The interest rates for variable rate bonds are estimated using Eurodollar futures rates for an approximation of LIBOR and adjusted down based on the historical discount the bonds have had to LIBOR.

(4) Upon commercial operation of Springerville Unit 3 in December 2006, Tri-State is obligated to reimburse TEP for various operating costs related to the common facilities, including 14 percent of the Springerville Common Lease payments and 17 percent of the Springerville Coal Handling Facilities Lease payments. Similar reimbursement obligations are required if Unit 4 is constructed. TEP remains the primary obligor under these capital leases. Capital Lease Obligations do not reflect any reduction associated with this reimbursement. Upon expiration of the Springerville Coal Handling Facilities and Common Leases, TEP is obligated to acquire the facilities at fixed prices of $139 million in 2015, $38 million in 2017, and $68 million in 2021, and each of the owners of Unit 3 and Unit 4 (if constructed) have the obligation to purchase from TEP a 14 percent and 17 percent interest, respectively, in such facilities. The acquisition of the assets upon expiration of the lease terms is excluded from the table above.

(5) Purchase obligations reflect the minimum contractual obligation under legally enforceable contracts with contract terms that are both fixed and determinable. The total amount paid under these contracts depends on the quantity purchased and transported. UES and TEP's requirements are expected to be in excess of these minimums. UniSource Energy has excluded open purchase orders of approximately $3 million expected to be fulfilled in 2005.

(6) TEP expects to spend approximately $180 million annually for the purchase and transportation of coal through 2010. TEP is unable to estimate how much it will spend under these contracts beyond 2010 due to the impact of the amended Springerville coal contract.

(7) Excludes commitments in connection with the SCE and Sempra exchange agreements. TEP provides firm system capacity to SCE and Sempra in the winter and spring, and firm system capacity is returned to TEP during the summer. The agreement with SCE expires in May 2005, and the agreement with Sempra, which commences in January 2005, extends through September 2005. Also, UniSource Energy has not included amounts payable to

PWCC under UNS Electric's full requirements power supply agreement as payments under this contract are usage based with no fixed demand charges and are recovered through the PPFAC mechanism. We expect to spend approximately $92 million annually under this contract through May 2008. Amounts also exclude TEP's swap agreements which are marked to market on a monthly basis. TEP entered into contracts for power purchases in 2005 totaling $8 million subsequent to December 31, 2004, which are excluded from the table above.

(8) Amounts include UNS Gas' forward gas purchases and firm transportation agreements with EPNG and Transwestern. Amounts also include TEP's minimum transportation obligation with SWG. Natural gas supply and management agreement commitments with BP are excluded as prices for incremental gas to be supplied vary. The initial term of the contract extends through August 31, 2005, and includes an automatic annual one year extension. UNS Gas entered into forward gas purchases for 2007 and 2008 totaling $1 million subsequent to December 31, 2004, which are excluded from the above table.

(9) These obligations represent TEP and UES' minimum required contributions to pension plans in 2005 and TEP's expected postretirement benefit costs to cover medical and life insurance claims as determined by the plans' actuaries. TEP and UES do not know and have not included pension contributions beyond 2005 due to the significant impact that returns on plan assets and changes in discount rates might have on such amounts. TEP funds the postretirement benefit plan on a pay-as-you-go basis.

(10) These obligations represent Millennium's equity commitments to fund subsidiaries Haddington Energy Partners II, LP (Haddington) and Valley Ventures III, LP (Valley Ventures), as suitable investments are identified.

The following obligations, incurred subsequent to December 31, 2004, are excluded from the table above, but are included in TEP's forecasted capital expenditures. In February 2005, TEP signed agreements to complete the construction of Luna. TEP expects to spend up to an additional $33 million for its one-third share of the costs of which $30 million will be spent in 2005 and the remainder in 2006.

Under a settlement agreement signed in March 2005 with the New Mexico Environmental Department and environmental activist groups, the co-owners of San Juan will install new technology at the generating station to reduce mercury, particulate matter, NOx, and $SO_2$ emissions over the next five years. TEP's share of the cost of new pollution control equipment based on its ownership of San Juan is anticipated to be approximately $2 million in 2006, $8 million in 2007, $9 million in 2008, $5 million in 2009, $3 million in 2010 , and $1 million in 2011.

MEG conducts its emissions and coal trading activities using certain contracts which contain provisions whereby MEG may be required to post margin collateral due to a change in contract values. As of December 31, 2004, MEG had no cash collateral posted to its trading counterparties.

In September 2004, MEG reduced its bank line of credit from $5 million to $3 million. The purpose of this line of credit is to issue LOCs to counterparties to support its emission allowance and coal marketing and trading activities. As of December 31, 2004, MEG had $2 million in outstanding LOCs, all of which had expired by the end of February 2005. This facility expired in March 2005 and will not be renewed.

In addition, UniSource Energy has contingent obligations under various surety bonds that total approximately $0.5 million.

We have reviewed our contractual obligations and provide the following additional information:

- We do not have any provisions in any of our debt or lease agreements that would cause an event of default or cause amounts to become due and payable in the event of a credit rating downgrade.
- None of our contracts or financing structures contains provisions or acceleration clauses due to changes in our stock price.

**DIVIDENDS ON COMMON STOCK**

On February 4, 2005, UniSource Energy declared a cash dividend of $0.19 per share on its Common Stock. The dividend, totaling approximately $7 million, was paid March 8, 2005 to shareholders of record at the close of business February 15, 2005. During 2004, UniSource Energy paid quarterly dividends to its shareholders of $0.16, totaling approximately $22 million. In 2003, we paid quarterly dividends of $0.15 per share, totaling approximately $20 million.

### INCOME TAX POSITION

At December 31, 2004, UniSource Energy and TEP had, for federal and state income tax filing purposes, the following carry forward amounts:

| | UniSource Energy | | TEP | |
|---|---|---|---|---|
| | Amount -Millions of Dollars- | Expiring Year | Amount -Millions of Dollars- | Expiring Year |
| **Net Operating Losses** | $ 18 | 2021-2022 | $ - | - |
| **Investment Tax Credit** | 5 | 2004-2024 | 5 | 2004-2024 |
| **Alternative Minimum Tax Credit** | 100 | - | 92 | - |

The $18 million in NOL carry forwards is subject to limitation due to a reorganization of certain Millennium entities in December 2002. The future use of these losses is dependent upon the generation of sufficient future taxable income at the separate company level. See *Critical Accounting Estimates, Deferred Tax Valuation – TEP and Millennium,* below.

## TUCSON ELECTRIC POWER COMPANY

## RESULTS OF OPERATIONS

The financial condition and results of operations of TEP are currently the principal factors affecting the financial condition and results of operations of UniSource Energy on an annual basis. The following discussion relates to TEP's utility operations, unless otherwise noted.

### UTILITY SALES AND REVENUES

Customer growth, weather and other consumption factors affect retail sales of electricity. Electric wholesale revenues are affected by market prices in the wholesale energy market, availability of TEP generating resources, and the level of wholesale forward contract activity.

The table below provides trend information on retail sales by major customer class and electric wholesale sales made by TEP in the last three years, as well as weather data for TEP's service territory.

| | Sales | | | Operating Revenue | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| | | -Millions of kWh- | | | -Millions of Dollars- | |
| **Electric Retail Sales:** | | | | | | |
| Residential | 3,460 | 3,390 | 3,181 | $ 315 | $ 310 | $ 291 |
| Commercial | 1,788 | 1,689 | 1,605 | 187 | 176 | 169 |
| Industrial | 2,226 | 2,245 | 2,254 | 161 | 160 | 162 |
| Mining | 829 | 702 | 693 | 39 | 28 | 28 |
| Public Authorities | 240 | 250 | 257 | 17 | 18 | 19 |
| **Total Electric Retail Sales** | 8,543 | 8,276 | 7,990 | 719 | 692 | 669 |
| **Electric Wholesale Sales Delivered:** | | | | | | |
| Long-term Contracts | 1,227 | 1,199 | 982 | 33 | 31 | 29 |
| Other Sales | 2,065 | 2,165 | 3,035 | 121 | 115 | 125 |
| Transmission | - | - | - | 5 | 6 | 4 |
| Net Unrealized Gain (Loss) on Forward Sales of Energy | - | - | - | 1 | (1) | (1) |
| **Total Electric Wholesale Sales** | 3,292 | 3,364 | 4,017 | 160 | 151 | 157 |
| **Total Electric Sales** | 11,835 | 11,640 | 12,007 | $ 879 | $ 843 | $ 826 |
| | | | | | | |
| **Weather Data:** | | | | | | |
| Cooling Degree Days | 1,298 | 1,567 | 1,439 | | | |
| 10-Year Average | 1,409 | 1,458 | 1,442 | | | |
| % Over / (Under) Prior Year | (17%) | 9% | (3%) | | | |
| % Over / (Under) 10-Year Average | (8%) | 7% | (1%) | | | |
| | | | | | | |
| Heating Degree Days | 1,631 | 1,327 | 1,440 | | | |
| 10-Year Average | 1,481 | 1,459 | 1,462 | | | |
| % Over / (Under) Prior Year | 23% | (8%) | (16%) | | | |
| % Over / (Under) 10-Year Average | 10% | (9%) | (1%) | | | |

**2004 Compared with 2003**

Total revenues from kWh sales to retail customers increased by $28 million, or 4%, in 2004, resulting from higher energy demand. Total retail kWh sales increased by 3% in 2004, despite mild summer weather. Cooling degree days were 17% lower than 2003 and 8% below the 10-year average. Kilowatt-hour sales to residential customers were 2% higher, while kWh sales to commercial customers were 6% higher, resulting from customer growth of 2.3% and cool winter weather. Heating degree days were 23% higher than 2003 and 10% above the 10-year average. The average price of copper was 59% higher in 2004, leading to increased mining activity and an 18% increase in kWh sales to TEP's mining customers; revenues from TEP's mining customers increased $11 million.

Wholesale revenues increased $9 million, or 6%, in 2004, despite a 2% decrease in wholesale kWh sales. In the first nine months of 2004, TEP benefited from greater coal plant availability which allowed TEP to sell more excess power into the wholesale market compared to last year. Wholesale sales opportunities were limited in the fourth quarter of 2004 due to a planned outage at TEP's Springerville Unit 1. The average wholesale market price of energy was $44 per MWh in 2004, compared with $41 per MWh in 2003. See *Factors Affecting Results of Operations, Western Energy Markets, Market Prices,* below.

TEP recorded a $3 million reserve in the second quarter of 2004 and a $2 million reserve in the first quarter of 2003 for revenue subject to refund related to wholesale sales made to the California Independent System Operator (CISO) and the California Power Exchange (CPX) in 2001 and 2000. These amounts are recorded as a reduction to wholesale revenue.

**2003 Compared with 2002**

Total retail kWh sales in 2003 increased by 4% compared with 2002. Warmer summer weather and a 2.2% increase in the number of retail customers more than offset mild weather during the first six months of 2003. Kilowatt-hour sales to residential customers were up 7% and kWh sales to commercial customers were up 5% in

2003, resulting from customer growth and warmer weather compared with a year ago. Revenue from sales to retail customers increased by 3% in 2003, reflecting higher kWh demand.

Electric wholesale revenues decreased by 4% in 2003. The 4% decline in wholesale revenues is not as large as the 16% decline in wholesale kWh sales due to higher average power prices. Average-around-the-clock energy prices based on the Dow Jones Palo Verde Index for 2003 were $42 per MWh compared with $27 per MWh during 2002, reflecting higher gas prices. Planned and unplanned outages at TEP's coal-fired generating plants, particularly in the first six months of 2003, reduced opportunities to sell excess power in the wholesale markets. In addition, the increase in the regional supply of gas-generated energy allowed TEP to decrease use of its less efficient gas generation units for wholesale market opportunities.

Wholesale revenues were reduced by a $2 million reserve for doubtful accounts in 2003, related to wholesale sales made to CISO and CPX in 2001 and 2000.

## OPERATING EXPENSES

### 2004 Compared with 2003

### Fuel and Purchased Power Expense

TEP's fuel and purchased power expense, and energy resources for 2004, 2003 and 2002 are detailed below:

| | Generation | | | Expense | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| | -Millions of kWh- | | | -Millions of Dollars- | | |
| Coal-Fired Generation | 10,894 | 10,826 | 10,756 | $ 179 | $ 178 | $ 178 |
| Gas-Fired Generation | 440 | 439 | 713 | 34 | 32 | 32 |
| Total Generation | 11,334 | 11,265 | 11,469 | 213 | 210 | 210 |
| Purchased Power | 1,322 | 1,153 | 1,330 | 72 | 65 | 43 |
| Total Resources | 12,656 | 12,418 | 12,799 | $ 285 | $ 275 | $ 253 |
| Less Line Losses and Company Use | 821 | 778 | 792 | | | |
| Total Energy Sold | 11,835 | 11,640 | 12,007 | | | |

Fuel expense at TEP's generating plants was $213 million in 2004 compared with $210 million in 2003. Gas-related fuel expense increased $2 million to $34 million, in 2004 due to an 11% increase in market price for gas. Coal-related fuel expense increased $1 million due to the higher availability and use of TEP's coal-fired generating plants. See *Factors Affecting Results of Operations, Western Energy Markets, Market Prices,* below.

The table below shows the average cost per kWh for TEP's generating plants by fuel type.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | -cents per kWh- | |
| Coal | 1.64 | 1.65 | 1.65 |
| Gas | 7.86 | 7.40 | 4.45 |
| All fuels | 1.88 | 1.87 | 1.83 |

The increase in the regional supply of new gas-generated energy and the completion of a 500-kV transmission connection allowed TEP to decrease use of its older, less efficient gas generation units in favor of more economical purchases of energy in the wholesale market. TEP's Purchased Power expense increased approximately $7 million, or 11% in 2004.

### Other Operating Expenses

Other Operations and Maintenance expense increased by $20 million, or 12%, in 2004 primarily attributable to increased maintenance costs at the Springerville and San Juan generating facilities and approximately $8 million of costs related to the proposed acquisition of UniSource Energy by Saguaro.

Amortization of the Transition Recovery Asset (TRA) increased $18 million in 2004 compared with 2003. Amortization of the TRA is the result of the 1999 Settlement Agreement (TEP Settlement Agreement) with the ACC, which changed the accounting method for TEP's generation operations. This item reflects the recovery, through 2008, of transition recovery assets which were previously regulatory assets of the generation business. The amount of amortization is a function of the TRA balance and total kWh consumption by TEP's distribution customers.

The table below shows estimated TRA amortization and unamortized TRA balances for 2005-2008.

| | Future Estimated TRA Amortization | Unamortized TRA Balance |
|---|---|---|
| | -Millions of Dollars- | |
| 2005 | $ 57 | $ 168 |
| 2006 | 66 | 102 |
| 2007 | 76 | 26 |
| 2008 | 26 | - |

**Other Income (Deductions)**

TEP's Income statement includes inter-company Interest Income of $9 million for 2004, and $10 million for 2003. This represents Interest Income on the promissory note TEP received from UniSource Energy in exchange for the transfer to UniSource Energy of its stock in Millennium in 1998. On UniSource Energy's Consolidated Statement of Income, this Interest Income, as well as UniSource Energy's related interest expense, is eliminated as an inter-company transaction.

**Interest Expense**

Long-Term Debt Interest Expense decreased by $5 million, or 6%, in 2004 due to lower Letter of Credit fees under TEP's Credit Agreement entered into in March 2004 and lower interest expense related to the $27 million of 8.5% First Mortgage Bonds redeemed in July 2004. Interest on Capital Leases increased $2 million in 2004 due to a recalculation of interest expense related to a capitalized lease transaction.

**Income Tax Expense**

Income Tax Expense Before Cumulative Effect of Accounting Change increased $14 million in 2004 compared with 2003, due primarily to a $15 million tax benefit recognized in 2003 resulting from guidance issued by the IRS clarifying rules on limitations of the use of net operating loss carry forwards.

**2003 Compared with 2002**

**Fuel and Purchased Power Expense**

Fuel expense at TEP's generating plants was approximately $210 million in both 2003 and 2002.

TEP's Purchased Power expense increased approximately $22 million, or 51%, in 2003. In addition to energy purchases made during the third quarter of 2003, TEP purchased replacement power during the first half of 2003 due to planned and unplanned outages at some of its generating facilities.

**Other Operating Expenses**

Other Operations and Maintenance expense increased by $7 million, or 4%, in 2003 primarily attributable to unplanned outages and longer-than-expected planned outages at some of TEP's generating facilities during the first quarter of 2003.

Depreciation and Amortization expense decreased $3 million in 2003. The adoption of FAS 143 in the first quarter of 2003 resulted in a $6 million decrease because asset retirement costs are no longer recorded as a component of depreciation expense. See *Critical Accounting Estimates, Accounting for Asset Retirement Obligations,* above.

Amortization of the TRA increased $7 million in 2003 compared with 2002.

### Other Income (Deductions)

TEP's income statement includes inter-company Interest Income of $10 million for 2003, and $9 million for 2002. This Interest Income, as well as UniSource Energy's related interest expense, is eliminated as an inter-company transaction.

### Interest Expense

Long-Term Debt Interest Expense increased by $11 million, or 17%, in 2003 due to higher Letter of Credit fees under TEP's Credit Agreement entered into in November, 2002. Interest on Capital Leases decreased $4 million in 2003 due to scheduled repayments of lease debt.

### Income Tax Expense

Income Tax Expense, before Cumulative Effect of Accounting Change, decreased $15 million in 2003 compared with 2002, due primarily to a $15 million tax benefit resulting from guidance issued by the IRS clarifying rules on limitations of the use of net operating loss carry forwards.

### Cumulative Effect of Accounting Change

TEP adopted FAS 143 on January 1, 2003 and recorded a one-time $67 million after-tax gain. Upon adoption of FAS 143, TEP recorded an asset retirement obligation of $38 million at its net present value of $1 million; increased depreciable assets by $0.1 million for asset retirement costs, reversed $113 million of costs previously accrued for final removal recorded in accumulated depreciation, and reversed previously recorded deferred tax assets of $44 million. Adopting FAS 143 results in a reduction to depreciation expense charged throughout the year as well because asset retirement costs are no longer recorded as a component of depreciation expense. For the year 2003, the reduction in depreciation expense is approximately $6 million. See *Critical Accounting Estimates, Accounting for Asset Retirement Obligations*, below.

## FACTORS AFFECTING RESULTS OF OPERATIONS

### COMPETITION

The electric utility industry has undergone significant regulatory change in the last few years designed to encourage competition in the sale of electricity and related services. However, the recent experience in California with deregulation has caused many states, including Arizona, to re-examine the viability of retail electric deregulation.

As of January 1, 2001, all of TEP's retail customers are eligible to choose an alternate energy supplier. Currently none of TEP's retail customers are receiving service from other providers. TEP has met all conditions required by the ACC to facilitate electric retail competition, including ACC approval of TEP's direct access tariffs. Energy Service Providers (ESPs) must meet certain conditions before electricity can be sold competitively in TEP's service territory. Examples of these conditions include ACC certification of ESPs, and execution of and compliance with direct access service agreements with TEP.

In January 2005, an Arizona Court of Appeals decision became final in which the Court held invalid certain portions of the ACC rules on retail competition and related market pricing. Based on this decision, we expect that the ACC will address the competition rules in an administrative proceeding during 2005. We cannot predict what changes, if any, the ACC will make to the competition rules.

TEP competes against gas service suppliers and others that provide energy services. Other forms of energy technologies may provide competition to TEP's services in the future, but to date, are not financially viable alternatives for its retail customers. Self-generation by TEP's large industrial customers could also provide competition for TEP's services in the future, but has not had a significant impact to date.

In the wholesale market, TEP competes with other utilities, power marketers and independent power producers in the sale of electric capacity and energy.

## RATES

### TEP's Settlement Agreement and Retail Electric Competition Rules

In September 1999, the ACC approved the Retail Electric Competition Rules (Rules) that provided a framework for the introduction of retail electric competition in Arizona. In November 1999, the ACC approved the Settlement Agreement between TEP and certain customer groups related to the implementation of retail electric competition in Arizona.

The Rules and the Settlement Agreement established:

- a period, November 1999 through 2008, for TEP to transition its generation assets from a cost of service based rate structure to a market, or competitive, rate structure;
- the recovery through rates during the transition period of $450 million of stranded generation costs through a fixed competitive transition charge (fixed CTC);
- capped rates for TEP retail customers through 2008;
- an ACC interim review of TEP retail rates in 2004;
- unbundling of electric services with separate rates or prices for generation, transmission, distribution, metering, meter reading, billing and collection, and ancillary services;
- a process for ESPs to become licensed by the ACC to sell generation services at market prices to TEP retail customers;
- access for TEP retail customers to buy market priced generation services from ESPs beginning in 2000 (currently, no TEP customers are purchasing generation services from ESPs);
- transmission and distribution services would remain subject to regulation on a cost of service basis; and
- beginning in 2009, TEP's generation would be market based and its retail customers would pay the market rate for generation services.

Recent Court Action

In January 2005, an Arizona Court of Appeals decision became final in which the Court held invalid certain portions of the ACC rules on retail competition and related market pricing. Based on this decision, we cannot predict what changes, if any, the ACC will make to the Rules and how this decision might ultimately impact our Settlement Agreement.

2004 General Rate Case Information

On June 1, 2004, as required by the Settlement Agreement, TEP filed general rate case information with the ACC. TEP's filing does not propose any change in retail rates, and under the terms of the Settlement Agreement, no rate case filed by TEP through 2008 may result in a net rate increase. However, absent the restriction on raising rates, TEP believes that the data in its filing would justify an increase in retail rates of 16%.

The general rate case information uses a historical test year ended December 31, 2003 and establishes, based on TEP's standard offer service, that TEP is experiencing a revenue deficiency of $111 million. The rate case information includes, among other things, Springerville Unit 1 costs and other generation costs including fuel cost in excess of those recovered through existing rates. The proposed weighted cost of capital for the test year ended December 31, 2003 is 8.78%, including an 11.5% return on equity (increased from 10.67% currently authorized). The rate case information uses a hypothetical 40% equity capitalization (excluding capital lease obligations) rather than the hypothetical 37.5% equity capitalization used in TEP's last general rate case. TEP's actual equity capitalization (excluding capital lease obligations) at December 31, 2004 was 27%. In the first half of 2005, TEP expects to increase common equity to 40% of capitalization (excluding capital lease obligations). See *TEP, Dividends on Common Stock*, below for further information regarding improvements to TEP's capital structure. Despite the indicated revenue deficiency, the ACC could conclude that TEP should decrease rates after June 1, 2005; any such determination would be strongly opposed by TEP.

A procedural order was issued in February 2005 that outlined how the review of TEP's general rate case information will proceed. The schedule calls for staff and intervenor testimony to be filed by June 13, 2005 and hearings, as appropriate, before the administrative law judge to begin September 12, 2005.

Transition

The Settlement Agreement provides that TEP's fixed CTC will expire when TEP's $450 million transition asset is fully amortized and recovered or on December 31, 2008, whichever is earlier. Based on current projections of retail sales, the transition recovery asset is expected to be fully amortized by mid-2008. The Settlement Agreement also specifies that TEP's floating competitive transition charge (floating CTC) will expire on December 31, 2008. This charge, which moves inversely to changes in market-based generation services rates, presently appears as a credit on retail customer bills. Based on current forward pricing in the wholesale energy markets, TEP anticipates that the floating CTC will continue to appear as a credit on retail customer bills through 2008. After the expiration of the floating CTC, TEP's rates for generation services should be market based. TEP anticipates that it will submit a rate filing to address the rates that will go into effect after the expiration of the 1999 Settlement Agreement.

Absent any other change to TEP's retail rate structure, including continued inability to recover actual costs, TEP estimates that the expiration of the fixed CTC in 2008 (which has provided revenues, on average of .93 cents per kWh sold) would result in an average decrease in revenues from retail rates of approximately 12% relative to revenues from current retail rates. However, absent any other change except the expiration of the fixed CTC, the expiration in 2008 of the floating CTC would result in market-based generation services rates which would, based on current pricing in the wholesale energy markets, produce a retail rate increase in January 2009 of approximately 10-15% relative to current retail rates.

Given the recent court action described above, the ACC may revise its Rules and rate methodologies prior to the expiration in 2008 of the Settlement Agreement. A new structure could replace that established pursuant to the Settlement Agreement prior to January 2009.

We are operating pursuant to the Settlement Agreement. However, we cannot predict the future rate methodologies for TEP which the ACC could authorize, including whether the ACC will permit or require market-based rates for generation services, reinstate cost of service ratemaking for all or a portion of TEP's generation services or require an alternate methodology to determine rates for TEP's generation services. Under any circumstances, TEP will seek appropriate recovery and return on its investment in assets used to serve its customers.

In the event that the ACC reinstates cost of service ratemaking for TEP's generation services and does not allow other factors that have changed in the intervening years to be considered, significant retail rate decreases could occur. TEP expects that, in establishing future rates, TEP and the ACC will review the entirety of the retail rate structure rather than focusing solely on any one of the elements noted above. Although TEP is unable to predict the type and level of future retail rates, TEP believes that the 2004 general rate case information filed with the ACC evidences that there have been a number of factors that have changed since the Settlement Agreement was approved that justify increasing or maintaining retail rates at current levels.

## WESTERN ENERGY MARKETS

As a participant in the western U.S. wholesale power markets, TEP is directly and indirectly affected by changes in market conditions and market participants. TEP competes with other utilities, power marketers and independent power producers in the sale of electric capacity and energy at market-based rates in the wholesale market.

As of the end of 2004, electric generating capacity in Arizona has grown to approximately 25,000 MW; an increase of nearly 60% since 2001. A majority of the growth over the last three years is the result of 16 new or upgraded gas-fired generating units with a combined capacity of approximately 9,200 MW. In addition, the presence of fewer creditworthy counterparties, as well as legal, political and regulatory uncertainties, has reduced market liquidity and trading volume.

### Market Prices

The average market price for around-the-clock energy based on the Dow Jones Palo Verde Index increased in 2004 compared with 2003, as did the average price for natural gas based on the Permian Index. Average market prices for around-the-clock energy began to rise back in February 2003 and stayed at these elevated levels during 2004 due to high natural gas prices from increased demand and production and storage level concerns. As a result of all of these factors, TEP's natural gas and purchased power expenses were higher in 2004 than in 2003. Prices have continued in this range to date; however, we cannot predict whether these higher prices will continue, or whether changes in various factors that influence demand and supply will cause prices to fall during 2005.

| Average Market Price for Around-the-Clock Energy | $/MWh |
|---|---|
| Quarter ended December 31, 2004 | $ 46 |
| Quarter ended December 31, 2003 | 38 |
| | |
| 12 months ended December 31, 2004 | 44 |
| 12 months ended December 31, 2003 | 41 |

| Average Market Price for Natural Gas | $/MMBtu |
|---|---|
| Quarter ended December 31, 2004 | $ 5.90 |
| Quarter ended December 31, 2003 | 4.05 |
| | |
| 12 months ended December 31, 2004 | 5.44 |
| 12 months ended December 31, 2003 | 4.92 |

TEP typically uses generation from its facilities fueled by natural gas and purchased power, in addition to energy from its coal-fired facilities, to meet the summer peak demands of its retail customers and to meet local reliability needs. Some of these purchased power contracts are price indexed to natural gas prices. Short-term and spot power purchase prices are also closely correlated to natural gas prices. Due to its increasing seasonal gas and purchased power usage, TEP hedges a portion of its total natural gas exposure from plant fuel, gas-indexed purchased power and spot market purchases with fixed price contracts for a maximum of three years. TEP purchases its remaining gas fuel needs and purchased power in the spot and short-term markets.

TEP entered into a Gas Procurement Agreement with SWG effective June 1, 2001 with a primary term of five years. The contract provided for a minimum volume obligation during the first two years of 10 million MMBtus annually. TEP negotiated new pricing and a lower minimum annual volume obligation of 4 million MMBtus for 2004 and subsequently for 2005. In 2004, TEP purchased 5.2 million MMBtus of gas and expects to use more than the minimum in 2005. In the event fewer MMBtus are purchased, TEP is obligated to pay only the transportation component for any shortfall. TEP made payments under this contract, which include transportation charges, of $34 million in 2004, $34 million in 2003 and $33 million in 2002. In 2004, the average transportation cost per MMBtu was $0.43, or $2 million, based on the volume of gas TEP purchased.

We expect the market price and demand for capacity and energy to continue to be influenced by factors including:

- weather;
- continued population growth in the western U.S.;
- economic conditions in the western U.S.;
- availability of generating capacity throughout the western U.S.;
- the extent of electric utility industry restructuring in Arizona, California and other western states;
- the effect of Federal Energy Regulatory Commission (FERC) regulation of wholesale energy markets;
- the availability and price of natural gas;
- availability of hydropower;
- transmission constraints; and
- environmental regulations and the cost of compliance.

## LIQUIDITY AND CAPITAL RESOURCES

### TEP CASH FLOWS

TEP's capital requirements consist primarily of capital expenditures and optional and mandatory redemptions of long-term debt and capital lease obligations. As shown in the chart below, during the last three years, TEP had sufficient cash available after capital expenditures, scheduled debt payments and capital lease obligations to provide for other investing and financing activities:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | -Millions of Dollars- | |
| Cash from Operations | $ 275 | $ 261 | $ 207 |
| Capital Expenditures | (116) | (122) | (103) |
| Capital Expenditures for Luna Energy Facility Assets | (13) | - | - |
| Net Cash Flows after Capital Expenditures | 146 | 139 | 104 |
| Debt Maturities | (2) | (2) | (2) |
| Retirement of Capital Lease Obligations | (49) | (43) | (20) |
| Proceeds from Investment in Springerville Lease Debt and Equity | 12 | 12 | 3 |
| Net Cash Flows Available after Required Payments | $ 107 | $ 106 | $ 85 |

During 2005, TEP expects to generate sufficient internal cash flows to fund its operating activities, construction expenditures, required debt maturities, and to pay dividends to UniSource Energy. However, TEP's cash flows may vary due to changes in wholesale revenues, changes in short-term interest rates, and other factors. TEP currently has $60 million available under its Revolving Credit Facility which it may borrow if cash flows fall short of expectations or if monthly cash requirements temporarily exceed available cash balances.

**Operating Activities**

In 2004, net cash flows from operating activities increased by $14 million compared with 2003. The following factors contributed to the increase:

- a $29 million increase cash receipts from retail and wholesale electric customers, net of fuel and purchased energy costs, due primarily to higher retail energy demand;
- the return of a $17 million deposit made in 2003 related to TEP's second mortgage indenture; and
- a $12 million decrease in total interest paid due primarily to lower interest rates on TEP's Credit Facility, which was refinanced in March 2004, and lower capital lease obligations outstanding; partially offset by:
  - a $20 million receipt of interest in 2003 related to the inter-company note to UniSource Energy;
  - a $31 million increase in income taxes and other tax paid, net of income tax refunds received, due to higher estimated taxable income for 2004 and higher tax refunds received in 2003;
  - a $5 million increase in wages paid due to higher incentive compensation.

In January 2004, TEP borrowed $20 million under its revolving credit facility and repaid it within 30 days. At December 31, 2004, there were no outstanding borrowings under the revolving credit facility.

**Investing Activities**

Net cash used for investing activities was $15 million higher in 2004 compared with 2003, due primarily to the purchase of the Luna Energy Facility for $13 million and a $4 million investment in Springerville Lease Debt. These expenditures were partially offset by $4 million of lower capital expenditures at TEP, primarily the result of the timing of expected projects. We expect TEP's capital expenditures to be approximately $159 million in 2005. TEP's capital budget is established annually; however, it is subject to change as opportunities and requirements arise related to our service territory.

Investments in Springerville Lease Debt and Equity

| Date | Principal Amount | Debt Purchased | Average Coupon Rate |
|---|---|---|---|
| January 2002 | $ 96 million | Springerville Coal Handling Lease Debt | 14.3% |
| May 2002 | 3 million | Springerville Unit 1 Lease Debt | 10.7% |
| September 2002 | 33 million | Springerville Unit 1 Lease Debt | 10.6% |
| March 2004 | 4 million | Springerville Unit 1 Lease Debt | 10.7% |

As of March 11, 2005, TEP's total investment in Springerville Lease Debt was approximately $163 million, at yields at date of purchase, ranging from 8.9% to 12.7%.

*See Note 10 of Notes to Consolidated Financial Statements – Debt and Capital Lease Obligations.*

Capital Expenditures

TEP's forecasted capital expenditures for the next five years are: $159 million in 2005, $141 million in 2006, $133 million in 2007, $124 million in 2008, and $198 million in 2009. Forecasted capital expenditures for 2009 include $54 million of additional local generation facilities to support anticipated growth in TEP's service territory. These estimated capital expenditures for 2005-2009 break down in the following categories:

- $447 million for transmission, distribution and other facilities;
- $158 million for production facilities;
- $54 million for new generation in service in 2010;
- $36 million for the Luna Energy Facility;
- $35 million for environmental projects; and
- $25 million for renewable energy projects, including the expansion of TEP's solar generation portfolio.

These estimated expenditures include costs for TEP to comply with current federal and state environmental regulations. All of these estimates are subject to continuing review and adjustment. Actual construction expenditures may be different from these estimates due to changes in business conditions, construction schedules, environmental requirements, and changes to TEP's business arising from retail competition. TEP plans to fund these expenditures through internally generated cash flow.

If TEP obtains the required environmental permits to proceed with the planned transmission line to Nogales, it would expect to fund an additional $76 million during this five year period to complete the line. .

In addition to TEP's forecasted capital expenditures for construction, TEP's other capital requirements include its required debt maturities and capital lease obligations. See *Note 10 of Notes to Consolidated Financial Statements – Debt and Capital Lease Obligations.*

**Financing Activities**

Net cash used for financing activities was $40 million lower in 2004 compared with 2003. The following factors contributed to the decrease:

- a decrease of $49 million in dividends paid by TEP to UniSource Energy; and

- an increase in other net cash inflows of $33 million due primarily to an $11 million decrease in inter-company tax payments to UniSource Energy and an increase of $5 million from inter-company transactions with UES; partially offset by,

- $34 million more in payments by TEP for long-term debt and capital lease obligations in 2004 than in 2003; and

- $9 million paid in debt issuance costs related to the refinancing of its Credit Agreement.

Inter-Company Note from UniSource Energy

On March 1, 2005, UniSource Energy repaid to TEP a debt obligation in the principal amount of $95 million plus accrued interest of $11 million. TEP expects that it will use the proceeds during the first half of 2005 to redeem or repurchase certain of its existing indebtedness through transactions that may include negotiated or market purchases, tender offers and redemptions. TEP has not determined the series of debt to be repaid or repurchased.

Bond Issuance and Redemption

In July 2004, TEP redeemed the remaining $27 million of its 8.5% First Mortgage Bonds which were due in 2009. TEP paid a premium of $0.4 million related to this redemption. A portion of this premium was expensed immediately, while the remainder is being amortized over the original life of the bonds. During 2004, TEP also made required sinking fund payments of $2 million. During 2003, TEP purchased and retired $0.4 million of its 8.50% First Mortgage Bonds due in 2009 and made required sinking fund payments of $2 million.

In March 2005, TEP redeemed $21 million of its 7.5% First Mortgage Bonds at par, which were due in 2006. TEP also redeemed in March 2005 $31 million of its 6.1% First Mortgage Bonds at par, which were due in 2008.

Capital Lease Obligations

At December 31, 2004, TEP had $755 million of total capital lease obligations on its balance sheet. The table below provides a summary of the outstanding lease amounts at December 31, 2004.

| **Leased Asset** | **Balance at 12/31/2004** | **Expiration** |
|---|---|---|
| | - In Millions - | |
| Springerville Unit 1 | $ 460 | 2014 |
| Springerville Coal Handling Facilities | 126 | 2015 |
| Springerville Common Facilities | 105 | 2020 |
| Sundt Unit 4 | 63 | 2010 |
| Other Leases | 1 | 2006 |
| Total Capital Lease Obligations | $ 755 | |

TEP will not own these assets at the expiration of the lease. TEP may renew the leases or purchase the leased assets at such time. These renewal and purchase options are generally for fair market value as determined at that time.

TEP Credit Agreement

On March 25, 2004, TEP entered into a new $401 million Credit Agreement. The agreement replaces the credit facilities provided under TEP's $401 million Credit Agreement that would have expired in 2006. The new Credit Agreement includes a $60 million revolving credit facility for general corporate purposes and a $341 million letter of credit facility, to support $329 million aggregate principal amount of tax-exempt variable rate bonds. The Credit Agreement has a five year term through June 30, 2009 and is secured by $401 million in aggregate principal amount of Second Mortgage Bonds issued under TEP's General Second Mortgage Indenture.

The Credit Agreement contains a number of restrictive covenants, including restrictions on additional indebtedness, liens, sale of assets and sale-leasebacks. The Credit Agreement also contains several financial covenants including: (a) minimum consolidated tangible net worth, (b) a minimum cash coverage ratio, and (c) a maximum leverage ratio. Under the terms of the Credit Agreement, TEP may pay dividends so long as it maintains compliance with the Credit Agreement. The Credit Agreement also provides that under certain circumstances, certain regulatory actions could result in a required reduction of the commitments. As of December 31, 2004, TEP was in compliance with the terms of the Credit Agreement.

Upon the occurrence and continuance of an event of default under the Credit Agreement, outstanding borrowings under the Credit Agreement may become immediately due and payable. Events of default under the Credit Agreement include failure to make payments required thereunder, certain events of bankruptcy or commencement of similar liquidation or reorganization proceedings or a change of control of TEP. In addition, an event of default may occur if TEP or certain specified subsidiaries fail to make when due any payment of principal (regardless of amount) in respect of certain indebtedness the aggregate principal amount of which exceeds $15 million or if any such indebtedness becomes due or capable of being called for payment prior to its scheduled maturity.

The letter of credit fee of 2.35% on the new facility is significantly lower than the previous Credit Agreement's weighted average letter of credit fee of approximately 5%. Unreimbursed drawings on a letter of credit bear a variable rate of interest based on LIBOR plus 2.25% per annum. Interest savings in 2004 were partially offset by the March 2004 write-off of $2 million of fees associated with the prior facility that were capitalized and being amortized through 2006. Fees of $9 million associated with the entry into the new facility are being amortized through June 2009. This expense is included in Long-Term Debt Interest Expense in UniSource Energy and TEP's income statements.

At December 31, 2004, TEP had no outstanding borrowings under the revolving credit facility. If TEP borrows under the revolving credit facility, the borrowing costs would be at a variable interest rate consisting of a spread over LIBOR or an alternate base rate. The spread is based upon a pricing grid tied to TEP's leverage. The per annum rate currently in effect on borrowings under TEP's revolving credit facility, based on its leverage, is LIBOR plus 2.25%. If TEP's leverage were to change, the spread over LIBOR could range from 1.50% to 2.25%. TEP also pays a commitment fee of 0.50% on the unused portion of the revolving credit facility.

TEP expects to refinance its current Credit Agreement in the first half of 2005.

Springerville Common Facilities Leases

In 1985, TEP sold and leased back its undivided one-half ownership interest in the common facilities at the Springerville Generating Station. Under the terms of the Springerville Common Facilities Leases, TEP must periodically arrange for refinancing or refunding of the secured notes underlying the leases prior to the named date in order to avoid a special event of loss. TEP was required to arrange for the refinancing of the lease debt prior to the special event of loss date of June 30, 2003 or the leases would have been terminated and TEP would have been required to repurchase the facilities for $125 million.

TEP finalized the arrangements for the refinancing of $70 million of lease debt on June 26, 2003 and the special event of loss date was reset for June 30, 2006. Interest on the new debt is payable at LIBOR plus 4.25%. The LIBOR rate is reset every six months and the rate in effect on December 31, 2004 was 1.92%, and was 0.99% on December 31, 2003, which resulted in a total interest rate on the lease debt of 6.17% at December 31, 2004 and 5.24% at December 31, 2003. Prior to the refinancing, the interest rate was LIBOR plus 2.50%. TEP will be required to arrange for the refinancing of the lease debt prior to the special event of loss date of June 30, 2006 or TEP will be required to repurchase the facilities for approximately $127 million.

Tax-Exempt Local Furnishing Bonds

TEP has financed a substantial portion of utility plant assets with industrial development revenue bonds issued by the Industrial Development Authorities of Pima County and Apache County. The interest on these bonds is excluded from gross income of the bondholder for federal tax purposes. This exclusion is allowed because the facilities qualify as "facilities for the local furnishing of electric energy" as defined by the Internal Revenue Code. These bonds are sometimes referred to as "tax-exempt local furnishing bonds." To qualify for this exclusion, the facilities must be part of a system providing electric service to customers within not more than two contiguous counties. TEP provides electric service to retail customers in the City of Tucson and certain other portions of Pima County, Arizona and to Fort Huachuca in contiguous Cochise County, Arizona.

TEP has financed the following facilities, in whole or in part, with the proceeds of tax-exempt local furnishing bonds: Springerville Unit 2, Sundt Unit 4, a dedicated 345-kV transmission line from Springerville Unit 2 to TEP's retail service area (the Express Line), and a portion of TEP's local transmission and distribution system in the Tucson metropolitan area. As of December 31, 2004, TEP had approximately $584 million of tax-exempt local furnishing bonds outstanding. Approximately $331 million in principal amount of such bonds financed Springerville Unit 2 and the Express Line. In addition, approximately $53 million of remaining lease debt related to the Sundt Unit 4 lease obligation was issued as tax-exempt local furnishing bonds.

Various events might cause TEP to have to redeem or defease some or all of these bonds:

- formation of an RTO or ISO;
- asset divestiture;
- changes in tax laws; or
- changes in system operations.

TEP believes that its qualification as a local furnishing system should not be lost so long as (1) the RTO or ISO would not change the operation of the Express Line or the transmission facilities within TEP's local service area, (2) the RTO or ISO allows pricing of transmission service such that the benefits of tax-exempt financing continue to accrue to retail customers, and (3) energy produced by Springerville Unit 2 and by TEP's local generating units continues to be consumed in TEP's local service area. However, there is no assurance that such qualification can be maintained. Any redemption or defeasance of these bonds, subsequent to the debt retirements contemplated in TEP's planned recapitalization, would likely require the issuance and sale of higher cost taxable debt securities in the same or a greater amount.

Mortgage Indentures

TEP's first mortgage indenture and second mortgage indenture create liens on and security interests in most of TEP's utility plant assets. Springerville Unit 2, which is owned by San Carlos, is not subject to these liens and security interests. TEP's mortgage indentures allow TEP to issue additional mortgage bonds on the basis of: (1) a percentage of net utility property additions and/or (2) the principal amount of retired mortgage bonds. The amount of bonds that TEP may issue is also subject to a net earnings test under each mortgage indenture.

TEP's Credit Agreement contains limits on the amount of First and Second Mortgage Bonds that may be outstanding. The Credit Agreement allows no more than $222 million of First Mortgage Bonds to be outstanding, and no more than a total of $650 million in First and Second Mortgage Bonds to be outstanding. At December 31, 2004, TEP had $191 million of First Mortgage Bonds and a total of $592 million in First and Second Mortgage Bonds outstanding. Although the first and second mortgage indentures would allow TEP to issue additional bonds based on property additions and/or retired bond credits, the limits imposed by the Credit Agreement are more restrictive and are currently the governing limitations.

TEP also has the ability to release property from the liens of the mortgage indentures on the basis of net property additions and/or retired bond credits. TEP's Credit Agreement that was in effect in 2003 limited the amount of property that could be released from the second mortgage indenture to $25 million. As a result, TEP deposited $17 million in cash with the second mortgage trustee in the fourth quarter of 2003 in conjunction with the release of $42 million in property from its mortgage indentures related to the Springerville Unit 3 transaction. The $17 million deposit was refunded to TEP during 2004. This limitation was removed when TEP refinanced its Credit Agreement in March 2004.

## CONTRACTUAL OBLIGATIONS

The following charts display TEP's contractual obligations as of December 31, 2004 by maturity and by type of obligation.

**TEP's Contractual Obligations**
**- Millions of Dollars -**

| Payment Due in Years Ending December 31, | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 and after | Total |
|---|---|---|---|---|---|---|---|---|
| Long-Term Debt: | | | | | | | | |
| Principal | $ 2 | $ 21 | $ 1 | $ 167 | $ 329 | $ - | $ 579 | $ 1,099 |
| Interest | 66 | 67 | 66 | 62 | 54 | 56 | 830 | 1,201 |
| Capital Lease Obligations: | | | | | | | | |
| Springerville Unit 1 | 85 | 85 | 86 | 85 | 34 | 57 | 430 | 862 |
| Springerville Coal Handling | 17 | 22 | 24 | 18 | 15 | 17 | 98 | 211 |
| Sundt Unit 4 | 11 | 10 | 12 | 12 | 13 | 13 | - | 71 |
| Springerville Common | 6 | 6 | 6 | 6 | 6 | 7 | 159 | 196 |
| Rail Car Lease | 1 | - | - | - | - | - | - | 1 |
| Operating Leases | 1 | 1 | 1 | 1 | 1 | 1 | - | 6 |
| Purchase Obligations: | | | | | | | | |
| Coal and Rail Transportation | 89 | 87 | 79 | 79 | 79 | 79 | 278 | 770 |
| Purchase Power | 17 | 4 | - | - | - | - | - | 21 |
| Gas | 2 | - | - | - | - | - | - | 2 |
| Other Long-Term Liabilities: | | | | | | | | |
| Pension & Other Post -Retirement Obligations | 9 | 4 | 4 | 5 | 6 | 6 | 171 | 205 |
| Total Contractual Cash Obligations | $ 306 | $ 307 | $ 279 | $ 435 | $ 537 | $ 236 | $2,545 | $ 4,645 |

See *UniSource Energy Consolidated, Liquidity and Capital Resources, Contractual Obligations*, above, for a description of these obligations.

We have no other commercial commitments to report.

We have reviewed our contractual obligations and provide the following additional information:

- TEP's Credit Agreement contains pricing for its Revolving Credit Facility based on TEP's leverage ratio. A change in TEP's leverage ratio can cause an increase or decrease in the amount of interest TEP pays on its borrowings.

- TEP's Credit Agreement contains certain financial and other restrictive covenants, including interest coverage, leverage and net worth tests. Failure to comply with these covenants would entitle the lenders to accelerate the maturity of all amounts outstanding. At December 31, 2004, TEP was in compliance with these covenants. See *TEP Credit Agreement*, above.

- TEP conducts its wholesale trading activities under the Western System Power Pool Agreement (WSPP) which contains provisions whereby TEP may be required to post margin collateral due to a change in credit rating or changes in contract values. As of December 31, 2004, TEP has not been required to post such collateral.

**DIVIDENDS ON COMMON STOCK**

TEP declared and paid dividends of $32 million in 2004, $80 million in 2003 and $35 million in 2002. UniSource Energy is a primary holder of TEP's common stock.

TEP can pay dividends if it maintains compliance with the TEP Credit Agreement and certain financial covenants, including a covenant that requires TEP to maintain a minimum level of net worth. As of December 31, 2004, the required minimum net worth was $352 million. TEP's actual net worth at December 31, 2004 was $415 million. As of December 31, 2004, TEP was in compliance with the terms of the Credit Agreement. See *Financing Activities – TEP Credit Agreement*, above.

The ACC Holding Company Order stated that TEP may not pay dividends to UniSource Energy in excess of 75% of its earnings until TEP's common equity equals 37.5% of total capitalization (excluding capital lease obligations). The Citizens Settlement Agreement, as approved by the ACC, modified this dividend limitation so that it will remain in place until TEP's common equity equals 40% of total capitalization (excluding capital lease obligations). As of December 31, 2004, TEP's common equity (as determined by the ACC for the purpose of this limitation) equaled 27% of total capitalization (excluding capital lease obligations).

In the first half of 2005, TEP expects to increase its common equity to 40% of total capitalization (excluding capital lease obligations). It is anticipated that an equity investment from UniSource Energy, together with the proceeds realized through the $95 million inter-company note repayment, will be used by TEP to retire or repurchase up to $225 million of its outstanding debt obligations.

In addition to these limitations, the Federal Power Act states that dividends shall not be paid out of funds properly included in capital accounts. Although the terms of the Federal Power Act are unclear, we believe that there is a reasonable basis to pay dividends from current year earnings. Therefore, TEP declared its 2004, 2003 and 2002 dividends from its current year earnings since TEP had an accumulated deficit, rather than positive retained earnings.

## UNS GAS

## RESULTS OF OPERATIONS

UniSource Energy formed two operating companies, UNS Gas and UNS Electric, to acquire the Arizona electric and gas assets from Citizens, as well as an intermediate holding company, UES, to hold the common stock of UNS Gas and UNS Electric. Results of operations in 2003 for UNS Electric and UNS Gas cover the period from August 11, 2003, the date the assets were acquired from Citizens, to December 31, 2003.

In its first full year of operations, UNS Gas' net income for 2004 was approximately $6 million. We expect operations at UNS Gas to vary with the seasons, with peak energy usage occurring in the winter months.

As of December 31, 2004, UNS Gas had approximately 133,400 retail customers, a 5% increase from last year. The table below shows UNS Gas' therm sales and revenues for 2004 and 2003. Results in 2003 are for the period August 11 to December 31.

| | Sales | | Revenue | |
|---|---|---|---|---|
| | **2004** | **2003*** | **2004** | **2003*** |
| | - Millions of Therms - | | - Millions of Dollars - | |
| **Retail Therm Sales:** | | | | |
| Residential | 71 | 25 | $ 76 | $ 25 |
| Commercial | 29 | 12 | 27 | 11 |
| Industrial | 3 | 1 | 2 | 1 |
| Public Authorities | 7 | 3 | 6 | 2 |
| **Total Retail Therm Sales** | 110 | 41 | 111 | 39 |
| Transport | - | - | 3 | 1 |
| Negotiated Sales Program (NSP) | 21 | 13 | 12 | 7 |
| **Total Therm Sales** | 131 | 54 | $ 126 | $ 47 |

*For the period August 11 to December 31, 2003

Through a Negotiated Sales Program (NSP) approved by the ACC, UNS Gas supplies natural gas to some of its large transportation customers. Approximately one half of the margin earned on these NSP sales is retained by UNS Gas, while the remainder benefits retail customers through a credit to the Purchased Gas Adjustor (PGA) mechanism which reduces the gas commodity price. See *Factors Affecting Results of Operations, Rates and Regulation, Purchased Gas Adjustor,* below.

The table below provides summary financial information for UNS Gas.

| | **2004** | **2003*** |
|---|---|---|
| | - Millions of Dollars - | |
| Gas Revenues | $ 127 | $ 46 |
| Other Revenues | 2 | 1 |
| Total Operating Revenues | 129 | 47 |
| Purchased Energy Expense | 82 | 31 |
| Utility Gross Margin | 47 | 16 |
| Other Operations and Maintenance Expense | 23 | 8 |
| Depreciation and Amortization | 5 | 2 |
| Taxes other than Income Taxes | 3 | 2 |
| Total Other Operating Expenses | 31 | 12 |
| Operating Income | 16 | 4 |
| Total Interest Expense | 6 | 2 |
| Income Tax Expense | 4 | 1 |
| **Net Income** | $ 6 | $ 1 |

*For the period August 11 to December 31, 2003

## FACTORS AFFECTING RESULTS OF OPERATIONS

### RATES AND REGULATION

#### ACC Order on Citizens' Asset Acquisition

On July 3, 2003, the ACC issued an order approving the acquisition of Citizens' Arizona gas assets. Concurrent with the closing of the acquisition, retail rate increases for customers of UNS Gas went into effect on August 11, 2003. Key provisions of the order include:

- 20.9% overall increase in retail rates through a base rate increase.
- Restricts the filing of a general rate case until August 2006 and any resulting rate increase shall not become effective prior to August 1, 2007.
- Limits dividends payable by UNS Gas to UniSource Energy to 75% of earnings until the ratio of common equity to total capitalization reaches 40%.

#### Energy Cost Adjustment Mechanisms

UNS Gas' retail rates include a PGA mechanism intended to address the volatility of natural gas prices and allows UNS Gas to recover its costs through a price adjustor. The PGA charge may be changed monthly based on an ACC approved mechanism that compares the twelve-month rolling average gas cost to the base cost of gas, subject to limitations on how much the price per therm may change in a twelve month period. The difference between the actual cost of UNS Gas' gas supplies and transportation contracts and that currently allowed by the ACC are deferred and recovered or repaid through the PGA mechanism. When under or over recovery trigger points are met, UNS Gas may request a PGA surcharge or surcredit with the goal of collecting or returning the amount deferred from or to customers over a twelve month period.

In January 2005, UNS Gas requested the ACC approve a PGA surcharge of $0.06 per therm beginning April 1, 2005 and removed one year later, to recover its excess gas purchase costs. On March 3, 2005, the ACC staff in its proposed order, recommended implementation of a $0.05 per therm surcharge beginning April 1, 2005 to recover the uncollected PGA balance. The previous PGA surcharge of $0.1155 per therm took effect October 1, 2003 and ended November 1, 2004.

## LIQUIDITY AND CAPITAL RESOURCES

UNS Gas' capital requirements consist primarily of capital expenditures. In 2004, capital expenditures were approximately $19 million. During 2005, UNS Gas expects to generate sufficient internal cash flows to fund its operating activities and a portion of its construction expenditures. Remaining cash needed for construction expenditures is expected to be obtained through a combination of additional equity investments from UniSource Energy and borrowings under a revolving credit facility that UES expects to establish.

In January 2005, UNS Gas established a short-term inter-company promissory note to UniSource Energy, by which it may borrow up to $10 million for general corporate purposes. This note bears an interest rate of LIBOR plus 2.50% and expires January 16, 2006.

On March 10, 2005, UniSource Energy contributed an additional $6 million in equity to UNS Gas. On March 10, 2005, UNS Gas repaid the $6 million outstanding on this note from the proceeds of the $6 million equity contribution described above.

The table below provides summary information for operating cash flow and capital expenditures for 2004 and 2003.

| | 2004 | 2003* |
|---|---|---|
| | - Millions of Dollars - | |
| Net Cash Flows – Operating Activities | $ 21 | $ 5 |
| Capital Expenditures | 19 | 9 |

*For the period August 11 to December 31, 2003

Forecasted capital expenditures for UNS Gas are as follows:

| | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| | | - Millions of Dollars - | | | |
| UNS Gas | $ 23 | $ 20 | $ 18 | $ 19 | $ 21 |

Senior Unsecured Notes

On August 11, 2003, UNS Gas issued a total of $100 million of aggregate principal amount of senior unsecured notes in a private placement consisting of $50 million of 6.23% Notes due in 2011 and $50 million of 6.23% Notes due in 2015. Proceeds from the note issuance were paid to Citizens to purchase the Arizona gas system assets. The notes are guaranteed by UES.

The note purchase agreements for UNS Gas contain certain restrictive covenants, including restrictions on transactions with affiliates, mergers, liens to secure indebtedness, restricted payments, incurrence of indebtedness, and minimum net worth. Consolidated Net Worth, as defined by the note purchase agreement for UNS Gas, is approximately equal to the balance sheet line item, Common Stock Equity. The table below outlines the actual and required minimum net worth levels of UES and UNS Gas at December 31, 2004.

| Company | Required Net Worth | Actual Net Worth |
|---|---|---|
| | - Millions of Dollars - | |
| UES | $ 50 | $100 |
| UNS Gas | 43 | 59 |

The incurrence of indebtedness covenant requires UNS Gas to meet certain tests before additional indebtedness may be incurred. These tests include:

- A ratio of Consolidated Long-Term Debt to Consolidated Total Capitalization of no greater than 0.65 to 1.00.
- An Interest Coverage Ratio (a measure of cash flow to cover interest expense) of at least 2.50 to 1.00.

However, UNS Gas may, without meeting these tests, refinance indebtedness and incur short-term debt in an amount not to exceed $7 million. UNS Gas may not declare or make distributions or dividends (restricted payments) on its common stock unless (a) immediately after giving effect to such action no default or event of default would exist under its note purchase agreement and (b) immediately after giving effect to such action, it would be permitted to incur an additional dollar of indebtedness under the debt incurrence test. As of December 31, 2004, UNS Gas was in compliance with the terms of its note purchase agreement.

The senior unsecured notes may be accelerated upon the occurrence and continuance of an event of default under the note purchase agreement. Events of default under the note purchase agreement include failure to make payments required thereunder, certain events of bankruptcy or commencement of similar liquidation or reorganization proceedings or a change of control of UES or UNS Gas. In addition, an event of default may occur if UNS Gas, UES or UNS Electric defaults on any payments required in respect of certain indebtedness that is outstanding in an aggregate principal amount of at least $4 million or if any such indebtedness becomes due or capable of being called for payment prior to its scheduled payment date or if there is a default in the performance or compliance with the other terms of such indebtedness and, as a result of such default, such indebtedness has become, or has been declared, due and payable, prior to its scheduled payment date.

## CONTRACTUAL OBLIGATIONS

### UNS Gas Supply Contracts

UNS Gas has a natural gas supply and management agreement with BP Energy Company (BP). Under the contract, BP manages UNS Gas' existing supply and transportation contracts and its incremental requirements. The initial term of the agreement extends through August 31, 2005. The term of the agreement is automatically extended one year on an annual basis unless either party provides 180 days notice of its intent to terminate. Prices for incremental gas supplied by BP will vary based upon the period during which the gas is delivered.

UNS Gas hedges its gas supply prices by entering into fixed price forward contracts at various times during the year to provide more stable prices to its customers. These purchases are made up to three years in advance with the goal of hedging at least 45% and not more than 80% of the expected monthly gas consumption with fixed prices prior to entering into the month. UNS Gas hedged approximately 60% of its expected monthly consumption for the 2004/2005 winter season (November through March). Additionally, UNS Gas has approximately 50% of its expected gas consumption hedged for April through July of 2005, and 35% hedged for the period August 2005 through July of 2006.

UNS Gas has firm transportation agreements with El Paso Natural Gas (EPNG) and Transwestern Pipeline Company (Transwestern) with combined capacity sufficient to meet its load requirements.

In July 2003, FERC required the conversion of UNS Gas' full requirements status under the EPNG agreement to contract demand starting on September 1, 2003. UNS Gas now has specific volume limits in each month and specific receipt point rights from the available supply basins (San Juan and Permian). The average daily capacity rights of UNS Gas after conversion to contract demand is approximately 870,000 therms per day, with an average of 1,200,000 therms per day in the winter season (November through March). These changes have also reduced the amount of less expensive San Juan gas available to UNS Gas. The impact, however, is not expected to be material. The annual cost of the EPNG capacity after conversion to contract demand did not change. These costs will be the same through 2005 (pending a 2006 EPNG rate case after which the rates are expected to increase) as under UNS Gas' existing full requirements contract. This contract expires in August 2011.

UNS Gas has capacity rights of 250,000 therms per day on the San Juan Lateral and Mainline of the Transwestern pipeline. The Transwestern pipeline principally delivers gas to the portion of UNS Gas' distribution system serving customers in Flagstaff and Kingman, Arizona, and also delivers gas to UNS Gas' facilities serving the Griffith Power Plant in Mohave County. This contract expires in January 2007.

The aggregate annual minimum transportation charges are expected to be approximately $4 million and $3 million for the EPNG and Transwestern contracts, respectively. These costs are passed through to our customers via the Purchased Gas Adjustor mechanism. See *UniSource Energy Services, Factors Affecting Results of Operations, Rates and Regulations, Energy Cost Adjustment Mechanisms,* above.

## DIVIDENDS ON COMMON STOCK

The Citizens Settlement Agreement, as approved by the ACC, limits dividends payable by UNS Gas to 75% of earnings until the ratio of common equity to total capitalization reaches 40%. At December 31, 2004, the ratio of common equity to total capitalization for UNS Gas was 37%.

An equity investment of $6 million from UniSource Energy on March 10, 2005 increased UNS Gas' ratio of common equity to total capitalization to 40%.

The note purchase agreements for UNS Gas contain restrictive covenants including restrictions on dividends. According to the note purchase agreements UNS Gas may not declare or make distributions or dividends (restricted payments) on its common stock unless, (a) immediately after giving effect to such action no default or event of default would exist under its note purchase agreement and (b) immediately after giving effect to such action, it would be permitted to incur an additional dollar of indebtedness under the debt incurrence test. It is unlikely, however, that UNS Gas will pay dividends in the next five years due to expected cash requirements for capital expenditures.

## RESULTS OF OPERATIONS

In its first full year of operations, UNS Electric's net income for 2004 was approximately $4 million. Similar to TEP's operations, we expect UNS Electric's operations to be seasonal in nature, with peak energy demand occurring in the summer months.

As of December 31, 2004, UNS Electric had approximately 85,500 retail customers, a 5% increase from last year. The table below shows UNS Electric's kWh sales and revenues for 2004 and 2003. Results in 2003 are for the period August 11 to December 31.

| | Sales | | Revenue | |
|---|---|---|---|---|
| | **2004** | **2003*** | **2004** | **2003*** |
| | - Millions of kWh - | | - Millions of Dollars - | |
| **Electric Retail Sales:** | | | | |
| Residential | 692 | 302 | $ 70 | $ 30 |
| Commercial | 574 | 153 | 58 | 16 |
| Industrial | 194 | 59 | 14 | 4 |
| Other | 3 | 47 | 1 | 5 |
| **Total Electric Retail Sales** | 1,463 | 561 | $143 | $ 55 |

*For the period August 11 to December 31, 2003

The table below provides summary financial information for UNS Electric.

| | **2004** | **2003*** |
|---|---|---|
| | - Millions of Dollars - | |
| Electric Revenues | $143 | $ 55 |
| Other Revenues | 1 | 1 |
| Total Operating Revenues | 144 | 56 |
| Purchased Energy Expense | 96 | 39 |
| Utility Gross Margin | 48 | 17 |
| Other Operations and Maintenance Expense | 24 | 6 |
| Depreciation and Amortization | 9 | 3 |
| Taxes other than Income Taxes | 3 | 3 |
| Total Other Operating Expenses | 36 | 12 |
| Operating Income | 12 | 5 |
| Total Interest Expense | 5 | 2 |
| Income Tax Expense | 3 | 1 |
| **Net Income** | $ 4 | $ 2 |

*For the period August 11 to December 31, 2003

## FACTORS AFFECTING RESULTS OF OPERATIONS

### COMPETITION

As required by the ACC order approving UniSource Energy's acquisition of the Citizens' Arizona gas and electric assets, on November 3, 2003, UNS Electric filed with the ACC a plan to open its service territories to retail competition by December 31, 2003. The plan addresses all aspects of implementation. It includes UNS Electric's unbundled distribution tariffs for both standard offer customers and customers that choose competitive retail access, as well as Direct Access and Settlement Fee schedules. UNS Electric direct access rates for both transmission and ancillary services will be based upon its FERC Open Access Transmission Tariff. The plan is subject to review and approval by the ACC. As a result of the court decisions concerning the ACC's Retail Electric Competition Rules, we are unable to predict when and how the ACC will address this plan. See *Tucson Electric Power Company, Factors Affecting Results of Operations, Competition,* above for information regarding the recent Arizona Court of Appeals decision.

## RATES AND REGULATION

### ACC Order on Citizens' Asset Acquisition

On July 3, 2003, the ACC issued an order approving the acquisition of Citizens' Arizona electric assets. Concurrent with the closing of the acquisition, retail rate increases for customers of UNS Electric went into effect on August 11, 2003. Key provisions of the order include:

- 22% overall increase in retail rates through its Purchased Power Fuel Adjustor Clause (PPFAC).
- UNS Electric must file a plan with the ACC to open its service territories to retail competition by no later than December 31, 2003 (which was filed by UNS Electric on November 3, 2003).
- Restricts the filing of a general rate case until August 2006 and any resulting rate increase shall not become effective prior to August 1, 2007.
- Limits dividends payable by UNS Electric to UniSource Energy to 75% of earnings until the ratio of common equity to total capitalization reaches 40%.
- Requires UNS Electric to enter into negotiations with Pinnacle West Capital Corporation (PWCC) to seek to reduce the cost of its purchased power contract with PWCC.

### Energy Cost Adjustment Mechanisms

UNS Electric's retail rates include a PPFAC, which allows for a separate surcharge or surcredit to the base rate for delivered purchased power to collect or return under or over recovery of costs. As part of the July 3, 2003 ACC Order, a new PPFAC surcharge of $0.01825 per kWh was approved to fully recover the cost of the current full-requirements power supply agreement with PWCC. UNS Electric is required to enter into negotiations with PWCC to potentially reduce the cost of this purchased power contract; 90% of any savings from the negotiations is to be passed on to UNS Electric rate payers.

## LIQUIDITY AND CAPITAL RESOURCES

UNS Electric's capital requirements consist primarily of capital expenditures. In 2004, capital expenditures were approximately $19 million. During 2005, UNS Electric expects to generate sufficient internal cash flows to fund its operating activities and a portion of its construction expenditures. Remaining cash needed for construction expenditures is expected to be obtained through a combination of additional equity investments from UniSource Energy and borrowings under a revolving credit facility that UES expects to establish.

On March 10, 2005, UniSource Energy contributed an additional $4 million in equity to UNS Electric.

The table below provides summary information for operating cash flow and capital expenditures for 2004 and 2003.

| | 2004 | 2003* |
|---|---|---|
| | - Millions of Dollars - | |
| Net Cash Flows – Operating Activities | $ 19 | $ 8 |
| Capital Expenditures | 19 | 5 |

*For the period August 11 to December 31, 2003

Forecasted capital expenditures for UNS Electric are as follows:

| | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| | | - Millions of Dollars - | | | |
| UNS Electric | $ 26 | $ 30 | $ 26 | $ 26 | $ 27 |

Senior Unsecured Notes

On August 11, 2003, UNS Electric issued $60 million of aggregate principal amount of 7.61% senior unsecured notes due in 2008 in a private placement. Proceeds from the note issuance were paid to Citizens to purchase the Arizona electric system assets. The notes are guaranteed by UES.

The note purchase agreements for UNS Electric contain certain restrictive covenants, including restrictions on transactions with affiliates, mergers, liens to secure indebtedness, restricted payments, incurrence of indebtedness, and minimum net worth. Consolidated Net Worth, as defined by the note purchase agreements for UNS Electric, is approximately equal to the balance sheet line item, Common Stock Equity. The table below outlines the actual and required minimum net worth levels of UES and UNS Electric at December 31, 2004.

| Company | Required Net Worth | Actual Net Worth |
|---|---|---|
| | - Millions of Dollars - | |
| UES | $ 50 | $ 100 |
| UNS Electric | 26 | 41 |

The incurrence of indebtedness covenant requires UNS Electric to meet certain tests before additional indebtedness may be incurred. These tests include:

- A ratio of Consolidated Long-Term Debt to Consolidated Total Capitalization of no greater than 0.65 to 1.00.

- An Interest Coverage Ratio (a measure of cash flow to cover interest expense) of at least 2.50 to 1.00.

However, UNS Electric may, without meeting these tests, refinance indebtedness and incur short-term debt in an amount not to exceed $5 million. UNS Electric may not declare or make distributions or dividends (restricted payments) on its common stock unless (a) immediately after giving effect to such action no default or event of default would exist under its note purchase agreement and (b) immediately after giving effect to such action, it would be permitted to incur an additional dollar of indebtedness under the debt incurrence test. As of December 31, 2004, UNS Electric was in compliance with the terms of the note purchase agreement.

The senior unsecured notes may be accelerated upon the occurrence and continuance of an event of default under the note purchase agreement. Events of default under the note purchase agreement include failure to make payments required thereunder, certain events of bankruptcy or commencement of similar liquidation or reorganization proceedings or a change of control of UES or UNS Electric. In addition, an event of default may occur if UNS Electric, UES or UNS Gas default on any payments required in respect of certain indebtedness that is outstanding in an aggregate principal amount of at least $4 million or if any such indebtedness becomes due or capable of being called for payment prior to its scheduled payment date or if there is a default in the performance or compliance with the other terms of such indebtedness and, as a result of such default, such indebtedness has become, or has been declared, due and payable, prior to its scheduled payment date.

## CONTRACTUAL OBLIGATIONS

### UNS Electric Power Supply and Transmission Contracts

UNS Electric has a full requirements power supply agreement with PWCC. The agreement expires May 31, 2008. The agreement obligates PWCC to supply all of UNS Electric's power requirements at a fixed price per MWh. Payments under the contract are usage based, with no fixed customer or demand charges. UNS Electric is currently evaluating potential replacement energy resources when its supply contract ends with PWCC in 2008.

UNS Electric imports the power it purchases over the Western Area Power Administration's (WAPA) transmission lines. UNS Electric's transmission capacity agreements with WAPA provide for annual rate adjustments and expire in February 2008 and June 2011. The contract that expires in 2008 also contains a capacity adjustment clause. Under the terms of the agreements, UNS Electric's aggregated minimum fixed transmission charges are expected to be $1 million in 2005 through 2011. UNS Electric made payments under these contracts of $6 million in 2004 and $2 million in 2003.

## DIVIDENDS ON COMMON STOCK

The Citizens Settlement Agreement, as approved by the ACC, limits dividends payable by UNS Electric to 75% of earnings until the ratio of common equity to total capitalization reaches 40%. At December 31, 2004, the ratio of common equity to total capitalization for UNS Electric was 40%.

A $4 million equity investment from UniSource Energy on March 10, 2005 increased UNS Electric's ratio of common equity to total capitalization to more than 40%.

The note purchase agreement for UNS Electric contains restrictive covenants including restrictions on dividends. According to the note purchase agreements UNS Electric may not declare or make distributions or dividends (restricted payments) on its common stock unless, (a) immediately after giving effect to such action no default or event of default would exist under its note purchase agreement and (b) immediately after giving effect to such action, it would be permitted to incur an additional dollar of indebtedness under the debt incurrence test.

## GLOBAL SOLAR ENERGY, INC.

### RESULTS OF OPERATIONS

UniSource Energy accounts for Global Solar under the consolidation method and recognizes 100% of Global Solar's losses. Global Solar recognizes expense when funding is used for research, development and administrative costs. Millennium made no contributions to Global Solar during 2004. However, UniSource Energy provided $7 million to Global Solar under a tax sharing agreement. Millennium has been authorized to fund up to an additional $5 million for capital expenditures and operations at Global Solar.

The table below provides a breakdown of the net losses recorded by Global Solar for the last three years.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | - Millions of Dollars - | | |
| Global Solar | | | |
| Research & Development Contract Revenues from Third Parties | $ 1 | $ 1 | $ 1 |
| Other Revenues | 8 | 9 | 7 |
| Research & Development Contract Expenses & Losses | (4) | (5) | (4) |
| Research & Development – Internal Development Expenses | - | (1) | (2) |
| Depreciation & Amortization Expense | (3) | (3) | (3) |
| Administrative & Other Costs | (11) | (13) | (14) |
| Income Tax Benefits | 4 | 5 | 1 |
| Total Global Solar Net Loss | $ (5) | $ (7) | $(14) |

### GLOBAL SOLAR COMMITMENTS

It is our intention for UniSource Energy to cease additional funding of Global Solar. To that end, Millennium plans to seek additional investors for Global Solar, or sell all or part of its interest, or a combination of both, to preserve the value of Global Solar. We anticipate that any operating and capital funding required to maintain Global Solar in the interim will be provided only out of existing Millennium cash or cash returns from Millennium investments. We believe such cash and returns will be adequate for that purpose and to fund Millennium's remaining commitments to Global Solar. Millennium has been authorized to fund up to an additional $5 million for capital expenditures and operations at Global Solar. Global Solar has $1 million in commitments to incur future expenses related to government contracts.

## OTHER

### RESULTS OF OPERATIONS

The Other segment consists of: UniSource Energy parent company expenses; income and losses from other Millennium investments; and income and losses from UED. UniSource Energy parent company expenses include: interest expense (net of tax) on the note payable from UniSource Energy to TEP; and costs in 2003 associated with the Citizens acquisition.

The table below summarizes the income and losses for the Other segment in the last three years.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | - Millions of Dollars - | | |
| Other Millennium Investments | $ 1 | $ (9) | $ (2) |
| UED | (1) | 7 | 1 |
| UniSource Energy Parent Company | (5) | (9) | (5) |
| Total Other | $ (5) | $ (11) | $ (6) |

**Other Millennium Investments**

Millennium accounts for its investments under the consolidation method and the equity method. In some cases, Millennium is an investment's sole provider of funding. When this is the case, Millennium recognizes 100% of an investment's losses, because as sole provider of funds it bears all of the financial risk. To the extent that an investment becomes profitable and Millennium has recognized losses in excess of its percentage ownership, Millennium will recognize 100% of an investment's net income until Millennium's recognized losses equal its ownership percentage of losses.

Results from Other Millennium Investments in 2004 include after-tax gains of $3 million from Haddington, $2 million from MicroSat and less than $1 million from SES. The gains were partially offset by after-tax losses of $2 million from Infinite Power Solutions, Inc. (IPS) and less than $1 million each from MEG, Nations Energy and POWERTRUSION International, Inc. (Powertrusion), a manufacturer of lightweight utility poles.

Results from Other Millennium Investments in 2003 include after-tax losses of $2 million each from IPS and Powertrusion, $1 million from MicroSat, and less than $1 million each from MEG, SES, Nations Energy and TruePricing, Inc. (TruePricing).

Results from Other Millennium Investments in 2002 include after-tax losses of $3 million from IPS, $2 million from Powertrusion and less than $1 million each from TruePricing, MEG and SES. These losses were partially offset by income tax benefits recorded by Advanced Energy Technologies, the holding company that holds Millennium's investments in Global Solar and IPS.

**Consolidated Millennium Investments**

Millennium funded $1.5 million in debt commitments to IPS during 2004, and Dow Corning Enterprises, Inc. (DCEI) also funded its $1 million commitment. Pursuant to the terms of amended promissory notes with IPS, Millennium and DCEI have the right to convert at any time the outstanding debt amounts to equity ownership. DCEI holds warrants to purchase additional preferred shares of IPS that if exercised, could result in Millennium's ownership of IPS being reduced to as low as 59%. Millennium has been authorized to fund up to an additional $3.3 million for capital and operations at IPS. Millennium and DCEI are continuing to evaluate the ongoing viability of IPS. In the event the operations of IPS are discontinued, Millennium would recognize an after-tax loss of less than $1 million.

MEG is in the process of winding down its activities and will not engage in any new activities after 2005. As of January 31, 2005, the fair value of MEG's trading assets was $62 million and the fair value of MEG's trading liabilities was $56 million.

Through subsidiaries, Nations Energy has a 32% interest in a 43 MW power plant in Panama. Although Nations Energy still intends to sell its interest in this plant, the $0.8 million book value of the investment was written off in 2004 because attempts to sell the asset to date have been unsuccessful.

**Equity Method Millennium Investments**

In 2004, Haddington sold one of its investments and recognized the related gain as income. Millennium's pre-tax share of the gain was $5 million and Millennium received a $7 million distribution from Haddington related to the sale. Haddington also wrote down another of its investments and recognized the related loss. Millennium's pre-tax share of the loss was $2 million. Millennium recorded its share of Haddington's income and loss during 2004, which includes Haddington's gains and losses on investments.

Millennium's after-tax gains from MicroSat in 2004 resulted primarily from the settlement of a cost share agreement under a government contract and an overhead billing rate adjustment. Millennium made no contributions to MicroSat during 2004 and has no further funding commitments to MicroSat. As sole funder, Millennium recognizes 100% of MicroSat's net income/losses.

As technology developers, Global Solar, IPS and MicroSat face many challenges, such as developing technologies that can be manufactured on an economic scale, technological obsolescence, competition and possible reductions in government spending to advance technological research and development activities.

### Millennium Commitments

It is our intention for UniSource Energy to cease making capital contributions to Millennium. To that end, Millennium has eliminated its investment in TruePricing and significantly reduced the holdings and activities of MEG. Millennium is also in the process of selling its remaining interest in Nations Energy. Millennium plans to seek additional investors for Global Solar and IPS, or sell all or part of its interest in those entities, or a combination of both, to preserve the value of the investments. We anticipate that any operating and capital funding required to maintain Global Solar or IPS in the interim will be provided only out of existing Millennium cash or cash returns from Millennium investments. We believe such cash and returns will be adequate for that purpose and to fund Millennium's remaining commitments. To date, Millennium has been authorized to fund up to an additional $5 million for capital expenditures and operations at Global Solar, and up to $3.3 million for capital and operations at IPS. Millennium's remaining commitments for other Millennium investments are $4 million to Haddington and $3 million to Valley Ventures.

### UniSource Energy Development

In June 2004, UED recognized an impairment loss on its note receivable from an independent power producer. As UED's recovery of the note receivable from the entity is subordinated to the rights of others, UED wrote off the entire $2 million balance due on the note at the time that Haddington, an investor in the independent power producer, determined that its investment was impaired. In 2004, UED's net loss was $1 million.

UED recorded net income of $7 million in 2003 compared with $1 million in 2002. UED's income in 2003 primarily represents an $11 million pre-tax development fee received at the financial closing of the Springerville Unit 3 Project.

UED's net income in 2002 represented rental income (less expenses) under an operating lease of the 20 MW North Loop turbine to TEP. The rental income was eliminated from UniSource Energy's consolidated after-tax earnings as an inter-company transaction. TEP purchased the turbine from UED in September 2002.

On October 21, 2003, Tri-State completed financing of Unit 3 and began construction. UED received reimbursement of its development costs totaling $29 million, as well as an $11 million development fee. On October 24, 2003, UniSource Energy used the proceeds to repay a $35 million short-term bridge loan.

TEP will manage the development of Unit 3. Upon the completion of construction in the third quarter of 2006, TEP expects to receive annual pre-tax benefits of approximately $15 million in the form of cost savings, rental payments, transmission revenues, and other fees. TEP will also benefit from upgraded emissions controls for Units 1 and 2, totaling approximately $90 million, which will be paid for by the Unit 3 project.

UED has no significant current operations.

## CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements under Generally Accepted Accounting Principles (GAAP), management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. UniSource Energy and TEP consider Critical Accounting Estimates to be those that could result in materially different financial statement results if our assumptions regarding application of accounting principles were different. UniSource Energy and TEP describe their Critical Accounting Estimates below. Other significant accounting policies and recently issued accounting standards are discussed in Note 1 of *Notes to Consolidated Financial Statements – Nature of Operations* and *Summary of Significant Accounting Estimates.*

### ACCOUNTING FOR RATE REGULATION

TEP, UNS Gas and UNS Electric generally use the same accounting policies and practices used by unregulated companies for financial reporting under GAAP. However, sometimes these principles, such as the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* (FAS 71), require special accounting treatment for regulated companies to show the effect of regulation. For example, in setting TEP, UNS Gas and UNS Electric's retail rates, the ACC may not allow TEP, UNS Gas or UNS Electric to currently charge their customers to recover certain expenses, but instead may require that these expenses be charged to customers in the future. In this situation, FAS 71 requires that TEP, UNS Gas and UNS Electric defer these items and show them as regulatory assets on the balance sheet until TEP, UNS Gas and UNS Electric are allowed to charge their customers. TEP, UNS Gas and UNS Electric then amortize these items as expense to the income statement as these charges are recovered from customers. Similarly, certain revenue items may be deferred as regulatory liabilities, which are also eventually amortized to the income statement as rates to customers are reduced.

The conditions a regulated company must satisfy to apply the accounting policies and practices of FAS 71 include:

- an independent regulator sets rates;
- the regulator sets the rates to recover specific costs of delivering service; and
- the service territory lacks competitive pressures to reduce rates below the rates set by the regulator.

**TEP**

In November 1999, upon approval by the ACC of the TEP Settlement Agreement relating to recovery of TEP's transition costs and standard retail rates, TEP discontinued application of FAS 71 to its generation operations. TEP's transmission and distribution regulatory assets, net of regulatory liabilities, totaled $225 million at December 31, 2004, $23 million of which is not presently included in the rate base and consequently is not earning a return on investment.

TEP continues to apply FAS 71 to its regulated operations, which include the transmission and distribution portions of its business. TEP regularly assesses whether it can continue to apply FAS 71 to these operations. If TEP stopped applying FAS 71 to its remaining regulated operations, it would write off the related balances of its regulatory assets as an expense and its regulatory liabilities as income on its income statement. Based on the regulatory asset balances, net of regulatory liabilities, at December 31, 2004, if TEP had stopped applying FAS 71 to its remaining regulated operations, it would have recorded an extraordinary after-tax loss of approximately $136 million. While regulatory orders and market conditions may affect cash flows, TEP's cash flows would not be affected if it stopped applying FAS 71 unless a regulatory order limited its ability to recover the cost of its regulatory assets.

**UNS Gas and UNS Electric**

UNS Gas and UNS Electric's regulatory liabilities, net of regulatory assets, collectively totaled $4 million at December 31, 2004. UNS Gas and UNS Electric's regulatory assets and liabilities are included in rate base and consequently are earning a return on investment. If UNS Gas and UNS Electric stopped applying FAS 71 to their regulated operations, they would write off the related balances of regulatory assets as an expense and regulatory liabilities as income on their income statements. Based on the balances of regulatory liabilities and assets at December 31, 2004, if UNS Gas and UNS Electric had stopped applying FAS 71 to their regulated operations, they would have collectively recorded an extraordinary after-tax gain of $2 million. UNS Gas and UNS Electric's cash flows would not be affected if they stopped applying FAS 71 unless a regulatory order limited their ability to recover the cost of their regulatory assets.

## ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

FAS 143, issued by the FASB in June 2001, requires entities to record the fair value of a liability for a legal obligation to retire an asset in the period in which the liability is incurred. A legal obligation is a liability that a party is required to settle as a result of an existing or enacted law, statute, ordinance or contract. When the liability is initially recorded, the entity should capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is adjusted to its present value by recognizing accretion expense as an operating expense in the income statement each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss if the actual costs differ from the recorded amount.

**TEP**

Prior to adopting FAS 143, costs for final removal of all owned generation facilities were accrued as an additional component of depreciation expense. Under FAS 143, only the costs to remove an asset with legally binding retirement obligations will be accrued over time through accretion of the asset retirement obligation and depreciation of the capitalized asset retirement cost.

TEP has identified legal obligations to retire generation plant assets specified in land leases for its jointly-owned Navajo and Four Corners Generating Stations. The land on which these stations reside is leased from the Navajo Nation. The provisions of the leases require the lessees to remove the facilities upon request of the Navajo Nation at the expiration of the leases. TEP also has certain environmental obligations at the San Juan Generating Station. TEP has estimated that its share of the cost to remove the Navajo and Four Corners facilities and settle the San Juan environmental obligations will be approximately $38 million at the date of retirement. No other legal obligations to retire generation plant assets were identified. As of December 31, 2002, TEP had accrued $113 million for the final decommissioning of its generating facilities. As discussed below, this amount was reversed for 2002 and included as part of the cumulative effect of accounting change adjustment when FAS 143 was adopted on January 1, 2003.

On November 12, 2004, TEP, Phelps Dodge Energy Services, LLC and PNM Resources, Inc. each purchased from Duke Energy North America, LLC a one-third interest in a limited liability company which owns the partially constructed natural gas-fired Luna Energy Facility (Luna) in southern New Mexico. Luna is designed as a 570-MW combined cycle plant and is expected to be operational by the summer of 2006. The new owners assumed asset retirement obligations to remove certain piping and evaporation ponds and to restore the ground to its original condition. TEP has estimated its share to settle the obligations will be approximately $2 million at the date of retirement.

TEP has various transmission and distribution lines that operate under land leases and rights of way that contain end dates and restorative clauses. TEP operates its transmission and distribution lines as if they will be operated in perpetuity and would continue to be used or sold without land remediation. As a result, TEP is not recognizing the costs of final removal of the transmission and distribution lines in the financial statements. As of December 31, 2004, TEP had accrued $67 million for the net cost of removal for the interim retirements from its transmission, distribution and general plant. As of December 31, 2003, TEP had accrued $60 million for these removal costs. The amount is recorded as a regulatory liability.

Upon adoption of FAS 143 on January 1, 2003, TEP recorded an asset retirement obligation of $38 million at its net present value of $1 million, increased depreciable assets by $0.1 million for asset retirement costs, reversed $113 million of costs previously accrued for final removal from accumulated depreciation, reversed previously recorded deferred tax assets by $44 million and recognized the cumulative effect of accounting change as a gain of $112 million ($67 million net of tax). Adopting FAS 143 has resulted in a reduction to current depreciation expense charged throughout the year as well because asset retirement costs are no longer recorded as a component of depreciation expense. For the year ended December 31, 2003 and succeeding years, the annual reduction in depreciation expense is approximately $6 million.

Amounts recorded under FAS 143 are subject to various assumptions and determinations, such as determining whether a legal obligation exists to remove assets, estimating the fair value of the costs of removal, estimating when final removal will occur, and the credit-adjusted risk-free interest rates to be used to discount future liabilities. Changes that may arise over time with regard to these assumptions and determinations will change amounts recorded in the future as expense for asset retirement obligations.

If TEP retires any asset at the end of its useful life, without a legal obligation to do so, it will record retirement costs at that time as incurred or accrued. TEP does not believe that the adoption of FAS 143 will result in any change in retail rates since all matters relating to the rate-making treatment of TEP's generating assets have been determined pursuant to the TEP Settlement Agreement.

**UES**

UES has various transmission and distribution lines that operate under land leases and rights of way that contain end dates and restorative clauses. UES operates its transmission and distribution lines as if they will be operated in perpetuity and would continue to be used or sold without land remediation. As a result, UES is not recognizing the cost of final removal of the transmission and distribution lines in the financial statements. As of December 31, 2004, UES had accrued $2 million and as of December 31, 2003, UES had accrued $0.6 million for the net cost of removal for interim retirements from its transmission, distribution and general plant. The amount is recorded as a regulatory liability.

## PENSION AND OTHER POST RETIREMENT BENEFIT PLAN ASSUMPTIONS

We record plan assets, obligations, and expenses related to pension and other postretirement benefit plans based on actuarial valuations. These valuations include key assumptions on discount rates, expected returns on plan assets, compensation increases and health care cost trend rates. These actuarial assumptions are reviewed annually and modified as appropriate. The effect of modifications is generally recorded or amortized over future periods. We believe that the assumptions used in recording obligations under the plans are reasonable based on prior experience, market conditions and the advice of plan actuaries.

**TEP**

TEP discounted its future pension plan obligations at December 31, 2004 using rates of 6.1% for its Salaried and Union Plans and 6.0% for its Excess Benefit Plan. The discount rate used at December 31, 2003 was 6.25% for all plans. TEP discounted its other postretirement plan obligations using a rate of 5.9% at December 31, 2004, compared with 5.5% at December 31, 2003. TEP determines the discount rate annually based on the rates currently available on high-quality, long-term bonds. TEP looks to bonds that receive one of the two highest ratings given by a recognized rating agency whose future cash flows match the timing and amount of expected future benefit payments.

The pension liability and future pension expense both increase as the discount rate is reduced. A decrease in the discount rate results in an increase in the Projected Benefit Obligation (PBO) and the service cost component of pension expense. Additionally, the recognized actuarial loss is significantly impacted by a reduction in the discount rate. Since the PBO increases with the decrease in discount rate, the obligation is that much larger than would normally occur due to normal growth of the plan. This leads to an actuarial loss (or a greater actuarial loss than would occur in the absence of the discount rate change), which is amortized over future periods leading to a greater expense. The resulting change in the interest cost component of pension expense is dependent on the effect that the change in the discount rate has on the PBO and will vary based on employee demographics. The effect of the lower rate used to calculate the interest cost is offset to some degree by a larger obligation. The relative magnitude of these two changes determines whether interest cost will increase or decrease. For TEP's pension plans, a 25 basis point decrease in the discount rate would increase the accumulated benefit obligation (ABO) by approximately $5 million and the related plan expense for 2005 by approximately $1 million. A similar increase in the discount rate would decrease the ABO by approximately $5 million and the related plan expense for 2005 by approximately $1 million. For TEP's plan for other postretirement benefits, a 25 basis point change in the discount rate would increase or decrease the accumulated postretirement benefit obligation (APBO) by approximately $2 million. A 25 basis point change in the discount rate would not have a significant impact on the related plan expense for 2005.

TEP calculates the market-related value of plan assets using the fair value of plan assets on the measurement date. TEP assumed that its plans' assets would generate a long-term rate of return of 8.5% at December 31, 2004 and 8.75% at December 31, 2003. In establishing its assumption as to the expected return on plan assets, TEP reviews the plans' asset allocation and develops return assumptions for each asset class based on advice from an investment consultant and the plans' actuary that includes both historical performance analysis and forward looking views of the financial markets. Pension expense increases as the expected rate of return on plan assets decreases. A 25 basis point change in the expected return on plan assets would not have a significant impact on pension expense for 2005.

TEP used an initial health care cost trend rate of 11.0% in valuing its postretirement benefit obligation at December 31, 2004. This rate reflects both market conditions and the plan's experience. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% increase in assumed health care cost trend rates would increase the postretirement benefit obligation by approximately $5 million and the related plan expense by approximately $1 million. A similar decrease in assumed health care cost trend rates would decrease the postretirement benefit obligation by approximately $4 million and the related plan expense by less than $1 million.

TEP recorded a minimum pension liability in Other Comprehensive Income of approximately $20 million at December 31, 2004, compared with $3 million at December 31, 2003. This increase resulted primarily from changes in actuarial assumptions including revised retirements rates, updated mortality rates and a reduction in the assumed discount rate.

Based on the above assumptions, TEP will record pension expense of approximately $10 million and other postretirement benefit expense of $7 million ratably throughout 2005. TEP will make required pension plan contributions of $6 million in 2005. TEP's other postretirement benefit plan is not funded. TEP expects to make benefit payments to retirees under the postretirement benefit plan of approximately $3 million in 2005.

**UES**

Concurrent with the acquisition of the Arizona gas and electric system assets from Citizens on August 11, 2003, UES established a pension plan for substantially all of its employees. UES did not assume the pension obligation for employees' years of service with Citizens.

UES discounted its future pension plan obligations using a rate of 6.1% at December 31, 2004 and 6.25% at December 31, 2003. For UES' pension plan, a 25 basis point change in the discount rate would have minimal effect on either the ABO or the related pension expense. UES recorded a minimum pension liability and an offsetting Intangible Asset of less than $1 million at December 31, 2004 and approximately $1 million at December 31, 2003. UES will record pension expense of $1 million in 2005. UES will make a pension plan contribution of $1 million in 2005.

On the acquisition date, UES assumed the obligation to provide postretirement benefits for a small population of former Citizens employees, both active and retired. The plan is not funded. UES discounted its other postretirement plan obligations using a rate of 5.9% at December 31, 2004, compared with 5.5% at December 31, 2003. Postretirement medical benefit expenses are insignificant to UES' operations.

**ACCOUNTING FOR DERIVATIVE INSTRUMENTS, TRADING ACTIVITIES AND HEDGING ACTIVITIES**

A derivative financial instrument or other contract derives its value from another investment or designated benchmark. TEP enters into forward contracts to purchase or sell a specified amount of capacity or energy at a specified price over a given period of time, typically for one month, three months, or one year, within established limits to take advantage of favorable market opportunities. In general, TEP enters into forward purchase contracts when market conditions provide the opportunity to purchase energy for its load at prices that are below the marginal cost of its supply resources or to supplement its own resources (e.g., during plant outages and summer peaking periods). TEP enters into forward sales contracts when it forecasts that it has excess supply and the market price of energy exceeds its marginal cost. The majority of TEP's forward contracts are considered to be normal purchases and sales and, therefore, are not required to be marked to market. However, some of these forward contracts are considered to be derivatives, which TEP marks to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month.

TEP has a natural gas supply agreement under which it purchases all of its gas requirements at spot market prices from Southwest Gas Corporation (SWG). TEP also has agreements to purchase power that are priced using spot market gas prices. These contracts meet the definition of normal purchases and are not required to be marked to market. During 2004 and early 2005, in an effort to minimize price risk on these purchases, TEP entered into commodity price swap agreements under which TEP purchases gas at fixed prices and simultaneously sells gas at spot market prices. The spot market price in the swap agreements is tied to the same index as the purchases under the SWG and purchased power contracts. These swap agreements, which expire during the summer months through 2007, were entered into with the goal of locking in fixed prices on at least 45% and not more than 80% of TEP's expected summer monthly gas risk prior to entering into the month. The swap agreements are marked to market on a monthly basis; however, since the agreements satisfy the requirements for cash flow hedge accounting, the unrealized gains and losses are recorded in Other Comprehensive Income, a component of Common Stock Equity, rather than being reflected in the income statement. As the gains and losses on these cash flow hedges are realized, a reclassification adjustment is recorded in Other Comprehensive Income for realized gains and losses that are included in Net Income.

TEP manages the risk of counterparty default by performing financial credit reviews, setting limits, monitoring exposures, requiring collateral when needed, and using a standardized agreement which allows for the netting of current period exposures to and from a single counterparty.

UNS Gas and UNS Electric do not currently have any contracts that are required to be marked to market. UNS Gas does have a natural gas supply and management agreement under which it purchases substantially all of its gas requirements at market prices from BP Energy Company (BP). However, the contract terms allow UNS Gas to lock in fixed prices on a portion of its gas purchases by entering into fixed price forward contracts with BP at various times during the year. This enables UNS Gas to provide more stable prices to its customers. These purchases are made up to three years in advance with the goal of locking in fixed prices on at least 45% and not more than 80% of the expected monthly gas consumption prior to entering into the month. These forward contracts, as well as the main gas supply contract, meet the definition of normal purchases and therefore are not required to be marked to market.

MEG, a wholly-owned subsidiary of Millennium, enters into swap agreements, options and forward contracts relating to Emissions Allowances and coal. MEG marks its trading contracts to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month. In accordance with UniSource Energy's intention to cease making capital contributions to Millennium, Millennium has significantly reduced the holdings and activity of MEG. MEG is in the process of winding down its activities and will not engage in any new activities after 2005.

The market prices used to determine fair values for TEP and MEG's derivative instruments at December 31, 2004 are estimated based on various factors including broker quotes, exchange prices, over the counter prices and time value. For TEP's forward power contracts, a 10% decrease in market prices would result in an increase in unrealized gains of less than $1 million, while a 10% increase in market prices would result in a decrease in unrealized gains of less than $1 million. For TEP's gas swap agreements, a 10% decrease in market prices would result in a $2 million decrease in unrealized gains reported in Other Comprehensive Income, while a 10% increase in market prices would result in a $2 million increase in unrealized gains reported in Other Comprehensive Income. For MEG's remaining trading contracts, a 10% decrease in market prices would result in a decrease in unrealized gains of less than $1 million, while a 10% increase in market prices would result in an increase in unrealized gains of less than $1 million.

Because of the complexity of derivatives, the FASB established a Derivatives Implementation Group (DIG). To date, the DIG has issued more than 100 interpretations to provide guidance in applying Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (FAS 133). As the DIG or the FASB continues to issue interpretations, TEP, UNS Gas and UNS Electric may change the conclusions they have reached and, as a result, the accounting treatment and financial statement impact could change in the future.

**UNBILLED REVENUE – TEP AND UES**

TEP's, UNS Gas's and UNS Electric's retail revenues include an estimate of MWhs/therms delivered but unbilled at the end of each period. Unbilled revenues are dependent upon a number of factors that require management's judgment including estimates of retail sales and customer usage patterns. The unbilled revenue is estimated by comparing the estimated MWhs/therms delivered to the MWhs/therms billed to TEP, UNS Gas and UNS Electric retail customers. The excess of estimated MWhs/therms delivered over MWhs/therms billed is then allocated to the retail customer classes based on estimated usage by each customer class. TEP, UNS Gas and UNS Electric then record revenue for each customer class based on the various bill rates for each customer class. Due to the seasonal fluctuations of TEP's actual load, the unbilled revenue amount increases during the spring and summer months and decreases during the fall and winter months. The unbilled revenue amount for UNS Gas sales increases during the fall and winter months and decreases during the spring and summer months, whereas, the unbilled revenue amount for UNS Electric sales increases during the spring and summer months and decreases during the fall and winter months.

**PLANT ASSET DEPRECIABLE LIVES – TEP AND UES**

We calculate depreciation expense based on our estimate of the useful lives of our plant assets. The estimated useful lives, and resulting depreciation rates used to calculate depreciation expense for the transmission and distribution businesses of both UES and TEP have been approved by the ACC in prior rate decisions. Depreciation rates for transmission and distribution cannot be changed without ACC approval.

The estimated remaining useful lives of TEP's generating facilities are based on management's best estimate of the economic life of the units. These estimates are based on engineering estimates, economic analysis, and statistical analysis of TEP's past experience in maintaining the stations. For 2004, depreciation expense related to generation assets was $35 million, and our generation assets are currently depreciated over periods ranging from 23 to 70 years from the original in-service dates.

During the first quarter of 2004, TEP engaged an independent third party to review the economic estimated useful lives of its owned generating assets in Springerville, Arizona. TEP then hired a different independent third party to perform a depreciation study for its generation assets, taking into consideration the newly determined economic useful life for the Springerville assets, and changes in generation plant life information used by the operators and other participants of the joint power plants in which TEP participates. As a result of these analyses, TEP lengthened the useful lives of various generation assets for periods ranging from 11 to 22 years in July 2004. Consequently, depreciation rates and the corresponding depreciation expense have been revised prospectively to reflect the life extensions. The annual impact of these changes in depreciation rates is a reduction in depreciation expense of $9 million. A study is currently underway by the operating agent of the San Juan Generating Station to determine whether San Juan's economic useful life has changed from previous estimates. If the economic life of San Juan is extended by ten years, TEP's annual depreciation expense would decrease by an additional $4 million.

### DEFERRED TAX VALUATION – TEP AND MILLENNIUM

We record deferred tax liabilities for amounts that will increase income taxes on future tax returns. We record deferred tax assets for amounts that could be used to reduce income taxes on future tax returns. We record a valuation allowance, or reserve, for the deferred tax asset amount that we may not be able to use on future tax returns. We estimate the valuation allowance based on our interpretation of the tax rules, prior tax audits, tax planning strategies, scheduled reversal of deferred tax liabilities, and projected future taxable income.

The valuation allowance of $8 million at December 31, 2004 and $7 million at December 31, 2003, which reduces the Deferred Tax Asset balance, relates to net operating loss and investment tax credit carryforward amounts. The increase of $1 million reflects the expiration of unused investment tax credit.

Of the $8 million valuation allowance balance at December 31, 2004, $7 million relates to losses generated by the Millennium entities. In the future if UniSource Energy and the Millennium entities determine that all or a portion of the remaining amounts may be used on tax returns, then UniSource Energy and the Millennium entities would reduce the valuation allowance and recognize a tax benefit of up to $7 million. The main factor that could cause UniSource Energy and the Millennium entities to recognize a tax benefit would be a change in expected future taxable income. The remaining $1 million of valuation allowance balance at December 31, 2004, relates to Investment Tax Credit carryforwards at TEP which may not be utilized on tax returns prior to their expiration. If in the future UniSource Energy and TEP determine that it is probable that TEP will not be able to use all or a portion of additional investment tax credit carryforward amounts, then UniSource Energy and TEP would record a valuation allowance and recognize tax expense. The primary factor that could cause TEP to record a valuation allowance would be a change in expected future taxable income.

As of December 31, 2004, UniSource Energy's deferred income tax assets include $14 million related to unregulated investment losses of Millennium. TEP's deferred income tax assets include $1 million related to unregulated investment losses. These losses have not been reflected on UniSource Energy's consolidated income tax returns. If UniSource Energy is unable to recognize such losses through its consolidated income tax return in the foreseeable future, UniSource Energy and TEP would be required to write off these deferred tax assets. Millennium intends to restructure its ownership in one of these investments, Infinite Power Solutions (IPS), in 2005. As a result of this restructuring, UniSource Energy expects to liquidate IPS for tax purposes resulting in a taxable loss that will be reflected on UniSource Energy's consolidated income tax return. If this liquidation, or another action resulting in the recognition of the loss for tax purposes, does not occur UniSource Energy would be required to eliminate the deferred tax assets and recognize additional tax expense of $6 million.

## NEW ACCOUNTING PRONOUNCEMENTS

The FASB recently issued the following Statements of Financial Accounting Standards (FAS) and FASB Interpretations (FIN):

- FAS 123(R), *Share Based Payment*, issued December 2004, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. FAS 123(R) is effective for financial periods beginning July 1, 2005. However, management early adopted FAS 123(R) effective January 1, 2005. The adoption of FAS 123(R) did not have a significant impact on our financial statements because stock options issued under UniSource Energy's Omnibus Plan vested upon the shareholder vote to approve the proposed acquisition of UniSource Energy by Saguaro. In addition, the Omnibus Plan expired in February 2004, and no new options can be issued. See *Note 2* and *Note 17 of Notes to Consolidated Financial Statements*.

- FAS 153, *Exchanges of Nonmonetary Assets,* issued December 2004, requires nonmonetary exchanges be accounted for at fair value, recognizing any gains or losses, if their fair value is determinable within reasonable limits and the transaction has commercial substance. A nonmonetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchange transactions occurring in periods beginning July 1, 2005. The adoption of FAS 153 is not expected to have a significant impact on our financial statements.

- FASB Staff Position (FSP) FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, issued in December 2004, provides guidance on the application of FAS 109 to the provision within the American Jobs Creation Act of 2004 that provides a tax deduction, beginning in 2005, on qualified production activities, including the a company's electric generation activities. Under FSP FAS 109-1, recognition of the tax deduction on qualified production activities is ordinarily reported in the year it is earned. We are evaluating the impact on our financial position and results of operations from the adoption of FSP FAS 109-1.

- FAS 151, *Inventory Costs*, issued November 2004, is an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4, *Inventory Pricing.* FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. FAS 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred beginning January 1, 2006. The adoption of FAS 151 is not expected to have a significant impact on our financial statements.

- FIN 46, *Consolidation of Variable Interest Entities*, was issued in January 2003, and was subsequently revised in December 2003. The guidance addresses when a company should include in its financial statements the assets and liabilities of another entity. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and to determine when and which business enterprises should consolidate the variable interest entity (primary beneficiary). FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosures. For public companies, the revised FIN 46 is effective for financial periods ending after March 15, 2004. Early application is permissible. Companies that implemented FIN 46 prior to its revision may continue to apply that guidance until the implementation date of the revision. The adoption of FIN 46 and revisions did not and are not expected to have a significant impact on our financial statements.

In July 2004, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-14, *Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock* (EITF 02-14). EITF 02-14 concludes that an investor that has the ability to exercise significant influence over the operating and financial policies of an investee should apply the equity method of accounting only when it has an investment in common stock or an investment that is in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a significant impact on our financial statements.

In June 2004, the EITF published Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (EITF 03-1). EITF 03-1 provides application guidance on impairment of securities accounted for under FAS 115, *Accounting for Certain Investments in Debt and Equity Securities*, and cost method investments and requires certain quantitative and qualitative disclosures for securities that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The disclosure requirements are effective for reporting periods ending after December 31, 2003. The FASB issued FSP EITF Issue 03-1-1, *Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* in September 2004 delaying the effective date of the application guidance on impairment of securities until the final issuance of FSP EITF Issue 03-1-a. The adoption of EITF 03-1 is not expected to have a significant impact on our financial statements.

In August 2003, the EITF published Issue No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not "Held for Trading Purposes" as Defined in EITF Issue No. 02-3* (EITF 03-11). EITF 03-11 discusses whether realized gains and losses should be shown gross or net in the income statement for contracts that are not held for trading purposes, as defined in EITF 02-3, but are derivatives subject to FAS 133, *Accounting for Derivative Instruments and Hedging Activities.* Determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances with respect to the various activities of the entity. Retroactive application of EITF 03-11 is not required. Beginning January 1, 2004, the realized gains and losses on derivative instruments that are not held for trading purposes but are eventually net settled are shown net in the income statement. The impact of adopting EITF 03-11 was immaterial as of December 31, 2004. See Note 7.

## SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. UniSource Energy and TEP are including the following cautionary statements to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by or for UniSource Energy or TEP in this Annual Report on Form 10-K. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not statements of historical facts. Forward-looking statements may be identified by the use of words such as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", and similar expressions. From time to time, we may publish or otherwise make available forward-looking statements of this nature. All such forward-looking statements, whether written or oral, and whether made by or on behalf of UniSource Energy or TEP, are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, UniSource Energy and TEP disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this report.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. We express our expectations, beliefs and projections in good faith and believe them to have a reasonable basis. However, we make no assurances that management's expectations, beliefs or projections will be achieved or accomplished. We have identified the following important factors that could cause actual results to differ materially from those discussed in our forward-looking statements. These may be in addition to other factors and matters discussed in other parts of this report:

1. Effects of restructuring initiatives in the electric industry and other energy-related industries.

2. Effects of competition in retail and wholesale energy markets.

3. Changes in economic conditions, demographic patterns and weather conditions in our retail service areas.

4. Supply and demand conditions in wholesale energy markets, including volatility in market prices and illiquidity in markets, which are affected by a variety of factors. These factors include the availability of generating capacity in the western U.S., including hydroelectric resources, weather, natural gas prices, the extent of utility restructuring in various states, transmission constraints, environmental regulations and cost of compliance, FERC regulation of wholesale energy markets, and economic conditions in the western U.S.

5. The creditworthiness of the entities with which we transact business or have transacted business.

6. Changes affecting our cost of providing electrical service including changes in fuel costs, generating unit operating performance, scheduled and unscheduled plant outages, interest rates, tax laws, environmental laws, and the general rate of inflation.

7. Changes in governmental policies and regulatory actions with respect to financing and rate structures.

8. Changes affecting the cost of competing energy alternatives, including changes in available generating technologies and changes in the cost of natural gas.

9. Changes in accounting principles or the application of such principles to our businesses.

10. Changes in the depreciable lives of our assets.

11. Market conditions and technological changes affecting our unregulated businesses.

12. Unanticipated changes in future liabilities relating to employee benefit plans due to changes in market values of retirement plan assets and health care costs.

13. The outcome of any ongoing or future litigation.

14. Ability to obtain financing through debt and/or equity issuance, which can be affected by various factors, including interest rate fluctuations and capital market conditions.

## TEP's UTILITY OPERATING STATISTICS

| | For Years Ended December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Generation and Purchased Power – kWh (000) | | | | | |
| Remote Generation (Coal) | **10,159,729** | 10,182,706 | 10,067,069 | 10,362,211 | 10,278,393 |
| Local Tucson Generation (Oil, Gas & Coal) | **1,174,500** | 1,082,058 | 1,402,504 | 1,820,783 | 1,667,308 |
| Purchased Power | **1,322,084** | 1,153,305 | 1,329,574 | 3,656,978 | 3,174,244 |
| Total Generation and Purchased Power | **12,656,313** | 12,418,069 | 12,799,147 | 15,839,972 | 15,119,945 |
| Less Losses and Company Use | **821,008** | 778,285 | 791,852 | 747,941 | 688,226 |
| Total Energy Sold | **11,835,305** | 11,639,784 | 12,007,295 | 15,092,031 | 14,431,719 |
| Sales – kWh (000) | | | | | |
| Residential | **3,459,750** | 3,389,744 | 3,181,030 | 3,159,504 | 3,041,446 |
| Commercial | **1,787,472** | 1,689,014 | 1,605,148 | 1,591,942 | 1,503,222 |
| Industrial | **2,226,314** | 2,245,340 | 2,254,174 | 2,297,476 | 2,272,285 |
| Mining | **829,028** | 701,638 | 692,448 | 1,053,152 | 1,145,891 |
| Public Authorities | **240,426** | 250,038 | 256,867 | 257,155 | 259,621 |
| Total – Electric Retail Sales | **8,542,990** | 8,275,774 | 7,989,667 | 8,359,229 | 8,222,465 |
| Electric Wholesale Sales | **3,292,315** | 3,364,010 | 4,017,628 | 6,732,802 | 6,209,254 |
| Total Electric Sales | **11,835,305** | 11,639,784 | 12,007,295 | 15,092,031 | 14,431,719 |
| Operating Revenues (000) | | | | | |
| Residential | **$ 315,402** | $ 309,807 | $ 291,390 | $ 285,808 | $ 279,067 |
| Commercial | **186,625** | 175,559 | 168,838 | 166,139 | 158,309 |
| Industrial | **161,338** | 160,276 | 161,749 | 162,523 | 162,888 |
| Mining | **38,549** | 28,022 | 28,072 | 41,940 | 48,460 |
| Public Authorities | **17,427** | 17,839 | 18,672 | 18,763 | 18,883 |
| Total – Electric Retail Sales | **719,341** | 691,503 | 668,721 | 675,173 | 667,607 |
| Electric Wholesale Sales | **159,918** | 151,030 | 157,108 | 921,280 | 359,814 |
| Other Revenues | **10,039** | 9,018 | 8,618 | 8,508 | 3,908 |
| Total Operating Revenues | **$ 889,298** | $ 851,551 | $ 834,447 | $ 1,604,961 | $ 1,031,329 |
| Customers (End of Period) | | | | | |
| Residential | **341,870** | 334,131 | 326,847 | 318,976 | 311,673 |
| Commercial | **32,923** | 32,369 | 31,767 | 31,194 | 30,467 |
| Industrial | **676** | 676 | 695 | 705 | 711 |
| Mining | **2** | 2 | 2 | 2 | 2 |
| Public Authorities | **61** | 61 | 61 | 61 | 61 |
| Total Retail Customers | **375,532** | 367,239 | 359,372 | 350,938 | 342,914 |
| Average Retail Revenue per kWh Sold (cents) | | | | | |
| Residential | **9.1** | 9.1 | 9.2 | 9.0 | 9.2 |
| Commercial | **10.4** | 10.4 | 10.5 | 10.4 | 10.5 |
| Industrial and Mining | **6.5** | 6.4 | 6.4 | 6.1 | 6.2 |
| Average Retail Revenue per kWh Sold | **8.4** | 8.4 | 8.4 | 8.1 | 8.1 |
| Average Revenue per Residential Customer | **$ 933** | $ 937 | $ 902 | $ 906 | $ 906 |
| Average kWh Sales per Residential Customer | **10,231** | 10,249 | 9,842 | 10,015 | 9,878 |

## SELECTED CONSOLIDATED FINANCIAL DATA

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| | | | - In Thousands - (except per share data) | | |
| **Summary of Operations** | | | | | |
| Operating Revenues [1] | **$ 1,168,978** | $ 972,755 | $ 839,576 | $ 1,613,304 | $ 1,036,630 |
| Loss Before Income Taxes of Millennium Energy Businesses | **$ (6,920)** | $ (26,350) | $ (30,702) | $ (14,455) | $ (12,059) |
| Income Before Extraordinary Item and Accounting Change [1] | **$ 45,919** | $ 46,470 | $34,928 | $ 63,369 | $ 43,484 |
| Net Income [1] [2] | **$ 45,919** | $ 113,941 | $ 34,928 | $ 63,839 | $ 43,484 |
| Basic Earnings per Share: | | | | | |
| Before Extraordinary Item & Accounting Change | **$ 1.34** | $ 1.38 | $ 1.04 | $ 1.90 | $ 1.34 |
| Net Income | **$ 1.34** | $ 3.37 | $ 1.04 | $ 1.91 | $ 1.34 |
| Diluted Earnings per Share: | | | | | |
| Before Extraordinary Item & Accounting Change | **$ 1.31** | $ 1.35 | $ 1.02 | $ 1.86 | $ 1.32 |
| Net Income | **$ 1.31** | $ 3.32 | $ 1.02 | $ 1.87 | $ 1.32 |
| Shares of Common Stock Outstanding | | | | | |
| Average | **34,380** | 33,828 | 33,665 | 33,398 | 32,445 |
| End of Year | **34,255** | 33,788 | 33,579 | 33,502 | 33,219 |
| Year-end Book Value per Share | **$ 16.95** | $ 16.47 | $ 13.60 | $ 13.17 | $ 11.60 |
| Cash Dividends Declared per Share | **$ 0.64** | $ 0.60 | $ 0.50 | $ 0.40 | $ 0.24 |
| **Financial Position** | | | | | |
| Total Utility Plant – Net | **$ 2,081,137** | $ 2,069,215 | $ 1,835,904 | $ 1,832,164 | $ 1,848,975 |
| Investments in Lease Debt and Equity | **$ 170,893** | $ 178,789 | $ 191,867 | $ 84,459 | $ 71,639 |
| Other Investments and Other Property | **$ 85,035** | $ 109,570 | $ 123,238 | $ 98,288 | $ 50,172 |
| Total Assets | **$ 3,175,518** | $ 3,122,719 | $ 2,885,954 | $ 2,925,937 | $ 2,834,289 |
| Long-Term Debt [3] | **$ 1,257,595** | $ 1,286,320 | $ 1,128,963 | $ 802,804 | $ 1,132,395 |
| Non-Current Capital Lease Obligations | **701,931** | 762,968 | 801,611 | 853,793 | 857,829 |
| Common Stock Equity | **580,718** | 556,472 | 456,640 | 441,133 | 385,483 |
| Total Capitalization | **$ 2,540,244** | $ 2,605,760 | $ 2,387,214 | $ 2,097,730 | $ 2,375,707 |
| **Selected Cash Flow Data** | | | | | |
| Net Cash Flows From Operating Activities | **$ 306,979** | $ 263,396 | $ 176,437 | $ 215,379 | $ 215,034 |
| Capital Expenditures | **$ (167,017)** | $ (137,282) | $ (112,706) | $ (121,735) | $ (105,996) |
| Other Investing Cash Flows | **10,828** | (213,450) | (158,184) | 4,888 | (7,554) |
| Net Cash Flows From Investing Activities | **$ (156,189)** | $ (350,732) | $ (270,890) | $ (116,847) | $ (113,550) |
| Net Cash Flows From Financing Activities | **$ (98,028)** | $ 97,674 | $ (42,773) | $ (33,382) | $ (83,768) |
| Ratio of Earnings to Fixed Charges [4] | **1.43** | 1.37 | 1.36 | 1.77 | 1.37 |

[1] In 2003, Operating Revenues, Income Before Extraordinary Item and Accounting Change and Net Income include results from UES for the period from August 11, 2003 to December 31, 2003.

[2] Net income includes an after-tax gain of $67 million for the Cumulative Effect of Accounting Change from the adoption of FAS 143 in 2003 and $0.5 million for the Cumulative Effect of Accounting Change from the Adoption of FAS 133 in 2001.

[3] TEP's tax-exempt variable rate bonds in the amount of $329 million are backed by LOCs issued under TEP's Credit Agreement. TEP's obligations under the Credit Agreement are collateralized with Second Mortgage Bonds. In November 2002, TEP obtained new LOCs in the amount of $341 million to replace the LOCs provided under its then existing Credit Agreement that would have expired on December 30, 2002. The 2002 LOCs would have expired in 2006. Accordingly, these IDBs were classified as short-term debt at December 31, 2001 and classified as long-term debt at December 31, 2002. TEP entered into a new Credit Agreement in March 2004, which provided LOCs that expire in 2009.

[4] For purposes of this computation, earnings are defined as pretax earnings from continuing operations before minority interest, plus interest expense, and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expense on indebtedness.

See *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

## Management's Report on Internal Controls Over Financial Reporting

UniSource Energy Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the UniSource Energy Corporation's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.*

Based on management's assessment using those criteria, management has concluded that, as of December 31, 2004, UniSource Energy Corporation's internal control over financial reporting was effective.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
UniSource Energy Corporation:

We have completed an integrated audit of UniSource Energy Corporation's 2004 financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the accompanying consolidated balance sheets and statements of capitalization and the related consolidated statements of income, of cash flows, and of stockholders' equity present fairly, in all material respects, the financial position of UniSource Energy Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for asset retirement costs as of January 1, 2003.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in

*Internal Control-Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Los Angeles, California
March 16, 2005

**UNISOURCE ENERGY CORPORATION**
**CONSOLIDATED STATEMENTS OF INCOME**

| | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| | - Thousands of Dollars - | | |
| **Operating Revenues** | | | |
| Electric Retail Sales | **$ 862,258** | $ 746,578 | $ 668,721 |
| Electric Wholesale Sales | **160,154** | 151,111 | 157,108 |
| Gas Revenue | **126,666** | 46,520 | - |
| Other Revenues | **19,900** | 28,546 | 13,747 |
| **Total Operating Revenues** | **1,168,978** | 972,755 | 839,576 |
| **Operating Expenses** | | | |
| Fuel | **212,514** | 210,163 | 209,712 |
| Purchased Energy | **250,668** | 132,754 | 43,171 |
| Coal Contract Termination Fee | **-** | - | 11,250 |
| Other Operations and Maintenance | **252,711** | 216,323 | 188,910 |
| Depreciation and Amortization | **135,315** | 130,643 | 127,923 |
| Amortization of Transition Recovery Asset | **50,153** | 31,752 | 24,489 |
| Taxes Other Than Income Taxes | **48,227** | 48,115 | 45,508 |
| **Total Operating Expenses** | **949,588** | 769,750 | 650,963 |
| **Operating Income** | **219,390** | 203,005 | 188,613 |
| **Other Income (Deductions)** | | | |
| Interest Income | **20,192** | 20,493 | 20,654 |
| Other Income | **15,030** | 7,306 | 6,200 |
| Other Expense | **(6,439)** | (5,620) | (8,026) |
| **Total Other Income (Deductions)** | **28,783** | 22,179 | 18,828 |
| **Interest Expense** | | | |
| Long-Term Debt | **82,807** | 80,844 | 65,620 |
| Interest on Capital Leases | **85,912** | 84,080 | 87,801 |
| Other Interest Expense, Net of Amounts Capitalized | **(411)** | 1,708 | 1,130 |
| **Total Interest Expense** | **168,308** | 166,632 | 154,551 |
| **Income Before Income Taxes and Cumulative Effect of Accounting Change** | 79,865 | 58,552 | 52,890 |
| Income Tax Expense | **33,946** | 12,082 | 17,962 |
| **Income Before Cumulative Effect of Accounting Change** | **45,919** | 46,470 | 34,928 |
| **Cumulative Effect of Accounting Change - Net of Tax** | **-** | 67,471 | - |
| **Net Income** | **$ 45,919** | $ 113,941 | $ 34,928 |
| **Weighted-average Shares of Common Stock Outstanding (000)** | **34,380** | 33,828 | 33,665 |
| **Basic Earnings per Share** | | | |
| **Income Before Cumulative Effect of Accounting Change** | **$1.34** | $1.38 | $1.04 |
| **Cumulative Effect of Accounting Change - Net of Tax** | **-** | $1.99 | - |
| **Net Income** | **$1.34** | $3.37 | $1.04 |
| **Diluted Earnings per Share** | | | |
| **Income Before Cumulative Effect of Accounting Change** | **$1.31** | $1.35 | $1.02 |
| **Cumulative Effect of Accounting Change - Net of Tax** | **-** | $1.97 | - |
| **Net Income** | **$1.31** | $3.32 | $1.02 |
| **Dividends Paid per Share** | **$0.64** | $0.60 | $0.50 |

See Notes to Consolidated Financial Statements.

## UNISOURCE ENERGY CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | Years Ended December 31, - Thousands of Dollars - | | |
| **Cash Flows from Operating Activities** | | | |
| Cash Receipts from Electric Retail Sales | **$ 931,450** | $ 814,425 | $ 731,404 |
| Cash Receipts from Electric Wholesale Sales | **204,902** | 203,717 | 248,305 |
| Cash Receipts from Gas Sales | **136,386** | 38,306 | - |
| Other Cash Receipts | **18,837** | 11,982 | 28,047 |
| MEG Cash Receipts from Trading Activity | **170,506** | 101,368 | 57,889 |
| UED Springerville 3 Financial Closing Proceeds | - | 43,265 | - |
| Interest Received | **22,608** | 22,428 | 13,820 |
| Income Tax Refunds Received | **5,427** | 17,093 | 921 |
| Deposit-Second Mortgage Indenture | **17,040** | (17,040) | - |
| Fuel Costs Paid | **(208,549)** | (204,920) | (201,124) |
| Purchased Energy Costs Paid | **(286,115)** | (187,933) | (135,320) |
| Wages Paid, Net of Amounts Capitalized | **(92,781)** | (82,482) | (75,479) |
| Payment of Other Operations and Maintenance Costs | **(124,786)** | (114,864) | (124,417) |
| MEG Cash Payments for Trading Activity | **(162,609)** | (100,963) | (63,766) |
| Capital Lease Interest Paid | **(70,752)** | (74,865) | (68,975) |
| Taxes Paid, Net of Amounts Capitalized | **(139,637)** | (110,391) | (106,550) |
| Interest Paid, Net of Amounts Capitalized | **(75,957)** | (73,565) | (62,241) |
| Income Taxes Paid | **(20,483)** | (6,716) | (29,238) |
| Coal Contract Termination and Amendment Fees Paid | - | - | (26,649) |
| Performance Deposits | **(6,487)** | (3,124) | 6,147 |
| Other Cash Payments | **(12,021)** | (12,325) | (16,337) |
| **Net Cash Flows - Operating Activities** | **306,979** | 263,396 | 176,437 |
| **Cash Flows from Investing Activities** | | | |
| Capital Expenditures | **(153,684)** | (137,282) | (112,706) |
| Capital Expenditure for Luna Energy Facility Assets | **(13,333)** | - | - |
| Purchase of Citizens Assets | - | (223,430) | - |
| Proceeds from Investment in Springerville Lease Debt and Equity | **11,590** | 12,078 | 3,078 |
| Return of Investment from Millennium Energy Businesses | **10,120** | - | - |
| Other Proceeds from Investing Activities | **2,712** | 1,876 | 1,590 |
| Payments for Investment in Springerville Lease Debt and Equity | **(4,499)** | - | (138,067) |
| Investments in and Loans to Equity Investees | **(4,095)** | (2,072) | (23,592) |
| Other Payments for Investing Activities | **(5,000)** | (1,902) | (1,193) |
| **Net Cash Flows - Investing Activities** | **(156,189)** | (350,732) | (270,890) |
| **Cash Flows from Financing Activities** | | | |
| Payments of Capital Lease Obligations | **(49,378)** | (42,657) | (19,842) |
| Repayment of Long-Term Debt | **(28,732)** | (2,976) | (2,138) |
| Payment of Debt Issue Costs | **(9,364)** | (3,283) | (5,410) |
| Proceeds from Borrowings under the Revolving Credit Facility | **20,000** | 45,000 | - |
| Payments for Borrowings under the Revolving Credit Facility | **(20,000)** | (45,000) | - |
| Proceeds from Issuance of Short-Term Debt | - | 36,125 | 1,194 |
| Repayments of Short-Term Debt | - | (35,960) | (1,078) |
| Proceeds from Issuance of Long-Term Debt | - | 160,000 | - |
| Common Stock Dividends Paid | **(21,879)** | (20,208) | (16,806) |
| Other Proceeds from Financing Activities | **12,657** | 7,949 | 2,249 |
| Other Payments for Financing Activities | **(1,332)** | (1,316) | (942) |
| **Net Cash Flows - Financing Activities** | **(98,028)** | 97,674 | (42,773) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | **52,762** | 10,338 | (137,226) |
| **Cash and Cash Equivalents, Beginning of Year** | **101,266** | 90,928 | 228,154 |
| **Cash and Cash Equivalents, End of Year** | **$ 154,028** | $ 101,266 | $ 90,928 |

See Note 20 for supplemental cash flow information.

See Notes to Consolidated Financial Statements.

**UNISOURCE ENERGY CORPORATION**
**CONSOLIDATED BALANCE SHEETS**

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| | - Thousands of Dollars - | |
| **ASSETS** | | |
| **Utility Plant** | | |
| Plant in Service | $ 3,033,405 | $ 2,899,305 |
| Utility Plant under Capital Leases | 723,901 | 748,239 |
| Construction Work in Progress | 116,161 | 105,804 |
| **Total Utility Plant** | 3,873,467 | 3,753,348 |
| Less Accumulated Depreciation and Amortization | (1,348,017) | (1,262,962) |
| Less Accumulated Amortization of Capital Lease Assets | (444,313) | (421,171) |
| **Total Utility Plant - Net** | 2,081,137 | 2,069,215 |
| **Investments and Other Property** | | |
| Investments in Lease Debt | 170,893 | 178,789 |
| Other | 85,035 | 109,570 |
| **Total Investments and Other Property** | 255,928 | 288,359 |
| **Current Assets** | | |
| Cash and Cash Equivalents | 154,028 | 101,266 |
| Trade Accounts Receivable | 107,694 | 97,904 |
| Unbilled Accounts Receivable | 55,350 | 53,590 |
| Allowance for Doubtful Accounts | (16,492) | (11,522) |
| Materials and Fuel Inventory | 62,225 | 58,299 |
| Trading Assets | 70,958 | 19,987 |
| Current Regulatory Assets | 11,515 | 12,129 |
| Deferred Income Taxes - Current | 24,055 | 15,925 |
| Interest Receivable - Current | 10,475 | 11,561 |
| Other | 26,751 | 21,534 |
| **Total Current Assets** | 506,559 | 380,673 |
| **Regulatory and Other Assets** | | |
| Transition Recovery Asset | 224,029 | 274,182 |
| Income Taxes Recoverable Through Future Revenues | 44,624 | 49,849 |
| Other Regulatory Assets | 13,961 | 12,327 |
| Other Assets | 49,280 | 48,114 |
| **Total Regulatory and Other Assets** | 331,894 | 384,472 |
| **Total Assets** | $ 3,175,518 | $ 3,122,719 |
| **CAPITALIZATION AND OTHER LIABILITIES** | | |
| **Capitalization** | | |
| Common Stock Equity | $ 580,718 | $ 556,472 |
| Capital Lease Obligations | 701,931 | 762,968 |
| Long-Term Debt | 1,257,595 | 1,286,320 |
| **Total Capitalization** | 2,540,244 | 2,605,760 |
| **Current Liabilities** | | |
| Current Obligations under Capital Leases | 53,694 | 50,269 |
| Current Maturities of Long-Term Debt | 1,725 | 1,742 |
| Accounts Payable | 95,276 | 65,745 |
| Interest Accrued | 60,679 | 62,927 |
| Trading Liabilities | 65,022 | 18,238 |
| Taxes Accrued | 53,192 | 50,625 |
| Accrued Employee Expenses | 19,216 | 16,081 |
| Other | 19,350 | 16,256 |
| **Total Current Liabilities** | 368,154 | 281,883 |
| **Deferred Credits and Other Liabilities** | | |
| Deferred Income Taxes - Noncurrent | 101,753 | 96,270 |
| Regulatory Liability - Net Cost of Removal for Interim Retirements | 69,585 | 60,998 |
| Other | 95,782 | 77,808 |
| **Total Deferred Credits and Other Liabilities** | 267,120 | 235,076 |
| **Commitments and Contingencies (Note 8)** | | |
| **Total Capitalization and Other Liabilities** | $ 3,175,518 | $ 3,122,719 |

See Notes to Consolidated Financial Statements.

## UNISOURCE ENERGY CORPORATION
## CONSOLIDATED STATEMENTS OF CAPITALIZATION

| | | | December 31, 2004 | 2003 |
|---|---|---|---|---|
| **COMMON STOCK EQUITY** | | | - Thousands of Dollars - | |
| Common Stock--No Par Value | | | $ **677,119** | $ 668,022 |
| | **2004** | **2003** | | |
| Shares Authorized | **75,000,000** | 75,000,000 | | |
| Shares Outstanding | **34,255,070** | 33,787,942 | | |
| Accumulated Deficit | | | **(85,666)** | (109,706) |
| Accumulated Other Comprehensive Loss | | | **(10,735)** | (1,844) |
| **Total Common Stock Equity** | | | **580,718** | 556,472 |
| **PREFERRED STOCK** | | | | |
| No Par Value, 1,000,000 Shares Authorized, None Outstanding | | | **-** | - |
| **CAPITAL LEASE OBLIGATIONS** | | | | |
| Springerville Unit 1 | | | **459,815** | 484,219 |
| Springerville Coal Handling Facilities | | | **126,538** | 129,415 |
| Springerville Common Facilities | | | **105,529** | 125,717 |
| Sundt Unit 4 | | | **62,607** | 72,196 |
| Other Leases | | | **1,136** | 1,690 |
| Total Capital Lease Obligations | | | **755,625** | 813,237 |
| Less Current Maturities | | | **(53,694)** | (50,269) |
| **Total Long-Term Capital Lease Obligations** | | | **701,931** | 762,968 |
| **LONG-TERM DEBT** | | | | |
| **Issue** | **Maturity** | **Interest Rate** | | |
| First Mortgage Bonds | | | | |
| Corporate | 2009 | 8.50% | **-** | 27,000 |
| Industrial Development Revenue Bonds (IDBs) | 2006 - 2008 | 6.10% to 7.50% | **53,150** | 54,875 |
| First Collateral Trust Bonds | 2008 | 7.50% | **138,300** | 138,300 |
| Second Mortgage IDBs* | 2018 - 2022 | Variable** | **328,600** | 328,600 |
| Unsecured IDBs | 2020 - 2033 | 5.85% to 7.13% | **579,270** | 579,270 |
| Senior Unsecured Notes | 2008 - 2015 | 6.23% to 7.61% | **160,000** | 160,000 |
| Other Long-Term Debt | | | **-** | 17 |
| Total Stated Principal Amount | | | **1,259,320** | 1,288,062 |
| Less Current Maturities | | | **(1,725)** | (1,742) |
| **Total Long-Term Debt** | | | **1,257,595** | 1,286,320 |
| **Total Capitalization** | | | **$ 2,540,244** | $ 2,605,760 |

* The Second Mortgage IDBs (defined below) are backed by $341 million of LOCs under TEP's Credit Agreement. TEP's obligations under the Credit Agreement are collateralized with Second Mortgage Bonds. At December 31, 2004, the annual LOC fees (including fronting fees) were 2.60%. At December 31, 2003, the annual LOC fees (including fronting fees) ranged from 4.25% to 5.75%. See Note 10.

** Weighted average interest rates on variable rate tax-exempt debt (IDBs) ranged from 0.78% to 2.01% during 2004 and 2003, and the average interest rate on such debt was 1.25% in 2004 and 1.07% in 2003.

UniSource Energy also has stock options outstanding. See Note 17.

See Notes to Consolidated Financial Statements.

**UNISOURCE ENERGY CORPORATION**
**CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

| | Common Shares Outstanding* | Common Stock | Accumulated Earnings (Deficit) | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | | | - In Thousands - | | |
| **Balances at December 31, 2001** | **33,502** | **$ 662,694** | **$ (221,561)** | **$ -** | **$ 441,133** |
| Comprehensive Income: | | | | | |
| 2002 Net Income | - | - | 34,928 | - | 34,928 |
| Minimum Pension Liability (net of $2,639 income tax benefit) | - | - | - | (4,024) | (4,024) |
| Total Comprehensive Income | | | | | 30,904 |
| Dividends Declared | - | - | (16,806) | - | (16,806) |
| Shares Issued under Stock Compensation Plans | 9 | 80 | - | - | 80 |
| Shares Distributed by Deferred Compensation Trust | 3 | 48 | - | - | 48 |
| Shares Issued for Stock Options | 65 | 934 | - | - | 934 |
| Other | - | 347 | - | - | 347 |
| **Balances at December 31, 2002** | **33,579** | **664,103** | **(203,439)** | **(4,024)** | **456,640** |
| Comprehensive Income: | | | | | |
| 2003 Net Income | - | - | 113,941 | - | 113,941 |
| Minimum Pension Liability Adjustment (net of $1,430 income tax expense) | - | - | - | 2,180 | 2,180 |
| Total Comprehensive Income | | | | | 116,121 |
| Dividends Declared | - | - | (20,208) | - | (20,208) |
| Shares Issued under Stock Compensation Plans | 7 | 55 | - | - | 55 |
| Shares Distributed by Deferred Compensation Trust | 3 | 52 | - | - | 52 |
| Shares Issued for Stock Options | 199 | 3,489 | - | - | 3,489 |
| Other | - | 323 | - | - | 323 |
| **Balances at December 31, 2003** | **33,788** | **668,022** | **(109,706)** | **(1,844)** | **556,472** |
| Comprehensive Income: | | | | | |
| 2004 Net Income | - | - | 45,919 | - | 45,919 |
| Minimum Pension Liability Adjustment (net of $6,858 income tax benefit) | - | - | - | (10,460) | (10,460) |
| Unrealized Gain on Cash Flow Hedges (net of $960 income tax expense) | - | - | - | 1,465 | 1,465 |
| Reclassification of Realized Loss on Cash Flow Hedges to Net Income (net of $68 income tax benefit) | - | - | - | 104 | 104 |
| Total Comprehensive Income | | | | | 37,028 |
| Dividends Declared | - | - | (21,879) | - | (21,879) |
| Shares Issued under Stock Compensation Plans | 63 | 1,307 | - | - | 1,307 |
| Shares Distributed by Deferred Compensation Trust | 4 | 50 | - | - | 50 |
| Shares Issued for Stock Options | 400 | 7,576 | - | - | 7,576 |
| Other | - | 164 | - | - | 164 |
| **Balances at December 31, 2004** | **34,255** | **$ 677,119** | **$ (85,666)** | **$ (10,735)** | **$ 580,718** |

* UniSource Energy has 75 million authorized shares of Common Stock

We describe limitations on our ability to pay dividends in Note 12

See Notes to Consolidated Financial Statements.

## NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF OPERATIONS

UniSource Energy Corporation (UniSource Energy) is an exempt holding company under the Public Utility Holding Company Act of 1935. UniSource Energy has no significant operations of its own, but owns substantially all of the common stock of Tucson Electric Power Company (TEP) and all of the common stock of UniSource Energy Services, Inc. (UES), Millennium Energy Holdings, Inc. (Millennium) and UniSource Energy Development Company (UED).

TEP, a regulated public utility incorporated in Arizona since 1963, is UniSource Energy's largest operating subsidiary and represented approximately 84% of UniSource Energy's assets as of December 31, 2004. TEP generates, transmits and distributes electricity. TEP serves approximately 375,000 retail electric customers in a 1,155 square mile area in Southern Arizona. TEP also sells electricity to other utilities and power marketing entities primarily located in the western U.S.

On August 11, 2003, UniSource Energy completed the purchase of the Arizona gas and electric system assets from Citizens Communications Company (Citizens) and established UES to hold such assets. UES' businesses are described in Note 3.

Millennium's unregulated businesses and UED's services are described in Note 6.

References to "we" and "our" are to UniSource Energy and its subsidiaries, collectively.

### BASIS OF PRESENTATION

We use the following accounting methods to report investments in subsidiaries or other companies:

- **Consolidation:** The consolidation method is used where a majority of the voting stock of a subsidiary is held and control over the subsidiary is exercised. The accounts of the subsidiary are combined with the accounts of the parent and intercompany balances and transactions are eliminated.

- **The Equity Method:** The equity method is used to report corporate joint ventures, partnerships, and affiliated company investments when the ability to exercise significant influence over the operating and financial policies of an investee company is demonstrated. The equity method is typically used when 20% to 50% of the voting interest is held. Under the equity method:
  - The investment appears on a single line item on the balance sheet; and
  - The net income (loss) from the entity is reflected in Other Income on the income statements. For investments where UniSource Energy, TEP, UES or Millennium is committed to providing all of the financing, they recognize 100% of the losses.

- **The Cost Method:** The cost method is used when not enough shares are owned to exercise significant influence over an investee company. Typically the cost method is used for investments of less than 20% of the voting interest in an investee company. Under the cost method:
  - The investment appears on a single line item on the balance sheet; and
  - Income from investee dividend distributions is reflected as Other Income on the income statements; and
  - Loss is included in Other Income on the income statements when impairment of the value of the investment is other than temporary.

### USE OF ACCOUNTING ESTIMATES

Management makes estimates and assumptions when preparing financial statements under accounting principles generally accepted in the United States of America (GAAP). These estimates and assumptions affect:

- A portion of the reported amounts of assets and liabilities at the dates of the financial statements;
- Our disclosures regarding contingent assets and liabilities at the dates of the financial statements; and
- A portion of the reported revenues and expenses during the financial statement reporting periods.

Because these estimates involve judgments, the actual amounts may differ from the estimates.

### ACCOUNTING FOR RATE REGULATION

The Arizona Corporation Commission (ACC) and the Federal Energy Regulatory Commission (FERC) regulate portions of TEP's, UNS Gas' and UNS Electric's utility accounting practices and rates. The ACC has authority over certain rates charged to retail customers, the issuance of securities, and transactions with affiliated parties. The FERC regulates TEP's and UNS Electric's rates for wholesale power sales and transmission services.

TEP, UNS Gas and UNS Electric generally use the same accounting policies and practices used by unregulated companies for financial reporting under GAAP. However, sometimes these principles, such as the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* (FAS 71), require special accounting treatment for regulated companies to show the effect of regulation. For example, in setting TEP, UNS Gas and UNS Electric's retail rates, the ACC may not allow TEP, UNS Gas or UNS Electric to currently charge their customers to recover certain expenses, but instead may require that these expenses be charged to customers in the future. In this situation, FAS 71 requires that TEP, UNS Gas and UNS Electric defer these items and show them as regulatory assets on the balance sheet until TEP, UNS Gas and UNS Electric are allowed to charge their customers. TEP, UNS Gas and UNS Electric then amortize these items as expense to the income statement as these charges are recovered from customers. Similarly, certain revenue items may be deferred as regulatory liabilities, which are also eventually amortized to the income statement as rates to customers are reduced.

The conditions a regulated company must satisfy to apply the accounting policies and practices of FAS 71 include:

- an independent regulator sets rates;
- the regulator sets the rates to recover specific costs of delivering service; and
- the service territory lacks competitive pressures to reduce rates below the rates set by the regulator.

### CASH AND CASH EQUIVALENTS

UniSource Energy defines Cash and Cash Equivalents as cash (unrestricted demand deposits) and all highly liquid investments purchased with an original maturity of three months or less.

### UTILITY PLANT

TEP reports its utility plant on its balance sheets at cost. UES reports the utility plant of its two operating companies, UNS Gas and UNS Electric, at cost. Utility plant includes:

- Material and labor costs,
- Contractor costs,
- Construction overhead costs (where applicable), and
- An Allowance for Funds Used During Construction (AFUDC) or capitalized interest during construction.

AFUDC reflects the cost of financing construction for transmission and distribution projects with borrowed and equity funds.

TEP imputed the cost of capital on transmission and distribution construction expenditures at an average of 8.67% in 2004, 8.43% in 2003, and 8.40% in 2002, to reflect the cost of using borrowed and equity funds to finance construction. The component of AFUDC attributable to borrowed funds is included as a reduction of Other Interest Expense on the income statement and totaled $1 million in 2004, 2003, and 2002. The equity component is included in Other Income and totaled $1 million in 2004, 2003, and 2002.

The interest capitalized during construction of TEP's generation-related construction projects is included as a reduction of Other Interest Expense on the income statement and totaled $1 million in 2004, 2003, and $0.5 million in 2002. The average capitalized interest rate during construction applied to generation-related construction expenditures was 4.33% in 2004, 4.14% in 2003, and 4.26% in 2002.

For 2004 and the period August 11, 2003 through December 31, 2003, UES imputed the cost of capital on construction expenditures at an average of 8.73% for UNS Electric and 7.85% for UNS Gas. The component of AFUDC attributable to borrowed funds is included as a reduction of Other Interest Expense on the income statement and totaled $0.5 million in 2004 and $0.2 million in 2003. The equity component is included in Other Income and totaled $0.5 million in 2004 and $0.2 million in 2003.

**Depreciation**

TEP and UES compute depreciation for owned utility plant on a straight-line basis at rates based on the economic lives of the assets. See Note 9. The depreciation rates are approved by the ACC for all plant except TEP's deregulated generation assets. The depreciable lives for TEP's generation plant are based on remaining useful lives. Changes made to the depreciable lives of TEP's generation plant are discussed in Note 9. The depreciation rates for generation plant reflect interim retirements. Interim retirements of generation plant, together with removal costs less salvage, are charged to accumulated depreciation. The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Planned major maintenance activities include the scheduled overhauls at TEP's generation plants. Minor replacements and repairs are expensed as incurred.

The depreciable lives for transmission, distribution, general and intangible plant are based on average lives. The rates reflect estimated removal costs, net of estimated salvage value for interim retirements. Retirements of transmission plant, distribution plant, general plant and intangible plant, together with the cost of removal less salvage, are charged to accumulated depreciation. Amounts collected through revenues for the net cost of removal of interim retirements for transmission, distribution, general and intangible plant which are not yet expended, are reflected as a regulatory liability.

The average annual depreciation rates for TEP's utility plant were 3.80% in 2004, 3.78% in 2003, and 4.01% in 2002. The average annual depreciation rates for UES' utility plant in 2004 were 4.38% for UNS Electric and 2.81% for UNS Gas. The average annualized depreciation rates for UES' utility plant for the period of August 11, 2003 through December 31, 2003 were 4.25% for UNS Electric and 2.67% for UNS Gas.

**Computer Software Costs**

TEP and UES capitalize all costs incurred to purchase computer software and amortize those costs over the estimated economic life of the product. Capitalized computer software costs would be immediately charged to expense if the software is determined to be no longer useful. TEP's amortization of capitalized computer software costs was $8 million in 2004 and $6 million in 2003 and 2002.

**TEP Utility Plant under Capital Leases**

TEP financed the following generation assets with capital leases:

- Springerville Common Facilities,
- Springerville Unit 1,
- Springerville Coal Handling Facilities, and
- Sundt Unit 4.

The following table shows the amount of lease expense incurred for TEP's generation-related capital leases. We describe the lease terms in *TEP Capital Lease Obligations* in Note 10.

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| | -Millions of Dollars- | | |
| Lease Expense: | | | |
| Interest Expense on Capital Leases | **$ 86** | $ 84 | $ 88 |
| Amortization – Included in: | | | |
| Operating Expenses – Fuel | **4** | 4 | 4 |
| Operating Expenses – Depreciation and Amortization | **18** | 25 | 25 |
| Total Lease Expense | **$108** | $113 | $117 |

**GLOBAL SOLAR PROPERTIES AND EQUIPMENT**

Global Solar Energy, Inc.'s (Global Solar) properties and equipment are included, net of accumulated depreciation, in UniSource Energy's balance sheets in the Investments and Other Property – Other line item. Properties and equipment are stated at original cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance, repairs and minor renewals are charged to expense as incurred, while major renewals and betterments are capitalized.

**EVALUATION OF ASSETS FOR IMPAIRMENT**

TEP, UNS Gas and UNS Electric evaluate their Utility Plant and other long-lived assets for impairment whenever events or circumstances occur that may indicate the carrying value of the assets may be impaired. If the fair value of the asset determined based on the undiscounted expected future cash flows from the long-lived asset is less than the carrying value of the asset, an impairment would be recorded.

**DEBT**

We defer costs related to the issuance of debt. These costs include underwriters' commissions, discounts or premiums, and other costs such as legal, accounting and regulatory fees and printing costs. We amortize these costs over the life of the debt using the straight-line method, which approximates the effective interest method.

TEP recognizes gains and losses on reacquired debt associated with the generation portion of its operations as incurred. TEP defers and amortizes the gains and losses on reacquired debt associated with its regulated operations to interest income or interest expense over the remaining life of the original debt.

**UTILITY OPERATING REVENUES**

TEP and UES record utility operating revenues when services are provided or commodities are delivered to customers. Operating revenues include unbilled revenues which are earned (service has been provided) but not billed by the end of an accounting period.

Unbilled sales are estimated for the month by reviewing the meter reading schedules and determining the number of billed and unbilled kWhs or therms, as applicable, for each cycle. Current month estimated unbilled kWhs or therms are allocated by customer class. New unbilled revenue estimates are recorded and unbilled revenue estimates from the prior month are reversed.

An Allowance for Doubtful Accounts is recorded as an expense and reduces accounts receivable for revenue amounts that are estimated to become uncollectible. TEP and UES establish an allowance for doubtful accounts receivable based on historical experience and any specific customer collection issues identified. TEP's Allowance for Doubtful Accounts was $14 million at December 31, 2004 and $11 million at December 31, 2003. See Note 13 for further discussion of TEP's wholesale accounts receivable and allowances. UES' Allowance for Doubtful Accounts was $2 million at December 31, 2004 and $0.4 million at December 31, 2003.

## REVENUE FROM LONG-TERM RESEARCH AND DEVELOPMENT CONTRACTS

UniSource Energy's income statement includes Global Solar's long-term contract revenue in Other Operating Revenues. Global Solar recognized long-term contract revenue of less than $1 million in 2004 and just over $1 million in 2003 and 2002. Global Solar and Infinite Power Solutions, Inc. (IPS) recognized total research and development expense of $5 million in 2004, $7 million in 2003 and $8 million in 2002. These expenses include both costs associated with revenue producing contracts and internal development costs. Global Solar derives much of its revenue from funding received under research and development contracts with various U.S. governmental agencies. Revenues on these contracts are recognized as follows:

- **Cost Reimbursement Contracts** - Revenue is recognized as costs are incurred;
- **Cost Plus Fixed Fee Contracts** - Revenues are recognized using the percentage of completion method of accounting by relating contract costs incurred to date to total contract costs; and
- **Fixed Fee Contracts** - Revenues are recognized when applicable milestones are met.

Contract costs include direct material, direct labor and overhead costs.

## FUEL AND PURCHASED ENERGY COSTS

### TEP

Fuel inventory, primarily coal, is recorded at weighted average cost. TEP uses full absorption costing. Under full absorption costing, all handling and procurement costs are included in the cost of the inventory. Examples of these costs are direct material, direct labor and overhead costs. TEP has long-term contracts for the purchase and transportation of coal with expiration dates from 2006 through 2020. The contracts require TEP to pay a take-or-pay fee if certain minimum quantities of coal are not purchased or transported. TEP expenses such fees as they are incurred. TEP recorded minimal take-or-pay fees in 2004 and less than $1 million of take-or-pay fees in 2003 and 2002. See *Purchase and Transportation Commitments* in Note 8, below. Fuel costs include coal mine reclamation expenses as they are charged to TEP on an ongoing basis.

### UES

UNS Gas defers differences between actual gas purchase costs and the recovery of such costs in revenues under a Purchased Gas Adjustor (PGA) mechanism. The PGA mechanism is intended to address the volatility of natural gas prices and allows UNS Gas to recover its costs through a price adjustor. The PGA charge may be changed monthly based on an ACC approved mechanism that compares the twelve-month rolling average gas cost to the base cost of gas, subject to limitations on how much the price per therm may change in a twelve month period. The difference between the actual cost of UNS Gas' gas supplies and transportation contracts and that currently allowed by the ACC is deferred and recovered or repaid through the PGA mechanism. When under or over recovery trigger points are met, UNS Gas may request a PGA surcharge or surcredit with the goal of collecting or returning the amount deferred from or to customers over a twelve month period. UNS Gas had an asset for under recovered purchased gas costs of $2 million at December 31, 2004 and $3 million at December 31, 2003 that is included in Current Regulatory Assets on UniSource Energy's consolidated balance sheet.

UNS Electric defers differences between purchased energy costs and the recovery of such costs in revenues. Future billings are adjusted for such deferrals through use of a Purchased Power and Fuel Adjustment Clause (PPFAC) approved by the ACC. The PPFAC allows for a revenue surcharge or surcredit (that adjusts the customer's base rate for delivered purchased power) to collect or return under or over recovery of costs. UNS Electric had a liability for over recovered purchased power costs of $3 million at December 31, 2004 and less than $1 million at December 31, 2003 that is included in Deferred Credits and Other Liabilities – Other on UniSource Energy's consolidated balance sheet. See Note 3.

## INCOME TAXES

We are required by GAAP to report some of our assets and liabilities differently for our financial statements than we do for income tax purposes. The tax effects of differences in these items are reported as deferred income tax assets or liabilities in our balance sheets. We measure these tax assets and liabilities using income tax rates that are currently in effect. Federal Investment Tax Credits (ITC) as well as applicable state income tax credits are accounted for as a reduction of income tax expense in the year in which the credit arises.

We allocate income taxes to the subsidiaries based on their taxable income and deductions as reported in the consolidated and/or combined tax return filings.

**EMISSIONS ALLOWANCES**

Emissions Allowances are issued to qualifying utilities by the Environmental Protection Agency (EPA) based on past operational history. Each allowance permits emission of one ton of sulfur dioxide ($SO_2$) in its vintage year or a subsequent year. TEP receives an allotment of these allowances annually, but UNS Electric doesn't receive any since it has no coal-fired generation. When issued from the EPA, these allowances have no book value for accounting purposes but may be sold if TEP does not need them for operations. TEP also may purchase additional allowances if needed. See Note 8. In December 2004, TEP sold 4,000 allowances that were in excess of those required for compliance to a third party at their fair market value of $3 million. In 2002, TEP also sold 4,000 excess allowances to Millennium Environmental Group, Inc. (MEG) at their fair market value of less than $1 million. MEG subsequently sold these allowances to a third party. The gains from these sales of excess allowances are reflected as a reduction of Other Operations and Maintenance expense on TEP's income statement. TEP did not sell any excess allowances in 2003.

**DERIVATIVE FINANCIAL INSTRUMENTS**

TEP enters into forward contracts to purchase or sell a specified amount of capacity or energy at a specified price over a given period of time, typically for one month, three months, or one year, within established limits to take advantage of favorable market opportunities. The majority of TEP's forward contracts are considered to be normal purchases and sales and, therefore, are not required to be marked to market. However, some of these forward contracts are considered to be derivatives, which TEP marks to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month.

TEP also periodically enters into commodity price swap agreements in an effort to minimize commodity price risk on its spot market purchases of natural gas. Under these agreements, TEP purchases gas at fixed prices and simultaneously sells gas at spot market prices. The swap agreements are accounted for as cash flow hedges by recording the unrealized gains and losses in Other Comprehensive Income on the balance sheet and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month. As the gains and losses on these cash flow hedges are realized, a reclassification adjustment is recorded in Other Comprehensive Income for realized gains and losses that are included in Net Income. See Note 7.

UNS Gas and UNS Electric do not currently have any contracts that are required to be marked to market.

MEG enters into swap agreements, options and forward contracts relating to Emissions Allowances and coal. MEG marks its trading contracts to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month.

**STOCK-BASED COMPENSATION**

At December 31, 2004, UniSource Energy had outstanding awards issued under two stock-based compensation plans, the 1994 Outside Director Stock Option Plan (Directors' Plan) and the 1994 Omnibus Stock and Incentive Plan (Omnibus Plan). See Note 17. Through December 31, 2004, we accounted for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), as allowed by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (FAS 123). However, management early adopted Statement of Financial Accounting Standards No. 123R, *Share Based Payment* effective January 1, 2005. See *New Accounting Standards*, below.

Our stock options are granted with an exercise price equal to the market value of the stock at the date of the grant. Accordingly, no compensation expense is recorded for these awards. However, compensation expense is recognized for restricted stock, stock unit, and performance share awards over the performance/vesting period.

The following table illustrates the effect on UniSource Energy's net income and earnings per share had we applied the fair value recognition provisions of FAS 123 and recognized compensation expense for all stock-based employee compensation awards:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| | -Thousands of Dollars- (except per share data) | | |
| Net Income – As Reported | **$ 45,919** | $113,941 | $ 34,928 |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax effects | **1,535** | 850 | 486 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | **(2,314)** | (1,840) | (1,757) |
| Pro Forma Net Income | **$ 45,140** | $112,951 | $ 33,657 |
| Earnings per Share: | | | |
| Basic – As Reported | **$ 1.34** | $ 3.37 | $ 1.04 |
| Basic – Pro Forma | **$ 1.31** | $ 3.34 | $ 1.00 |
| Diluted – As Reported | **$ 1.31** | $ 3.32 | $ 1.02 |
| Diluted – Pro Forma | **$ 1.29** | $ 3.29 | $ 0.98 |

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. There were no stock options granted during 2004. For the options granted during 2003 and 2002, the following weighted average assumptions were used:

| | **2003** | **2002** |
|---|---|---|
| Expected life (years) | 5 | 5 |
| Interest rate | 2.78% | 1.45% |
| Volatility | 23.38% | 23.74% |
| Dividend yield | 3.44% | 2.83% |
| Weighted-average grant-date fair value of options granted during the period | $2.92 | $2.90 |

**NEW ACCOUNTING STANDARDS**

The FASB recently issued the following Statements of Financial Accounting Standards (FAS), FASB Interpretations (FIN), and FASB Staff Positions (FSP):

- FAS 123(R), *Share Based Payment,* issued December 2004, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. For public companies, FAS 123(R) is effective for financial periods beginning after June 15, 2005. However, management adopted FAS 123(R) effective January 1, 2005. The adoption of FAS 123(R) did not have a significant impact on our financial statements because stock options issued under UniSource Energy's Omnibus Plan vested upon the shareholder vote to approve the proposed acquisition of UniSource Energy. In addition, the Omnibus Plan expired in February 2004, and no new stock options can be issued. See Note 2 and Note 17.
- FAS 153, *Exchanges of Nonmonetary Assets,* issued December 2004, requires nonmonetary exchanges be accounted for at fair value, recognizing any gains or losses, if their fair value is determinable within reasonable limits and the transaction has commercial substance. A nonmonetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The adoption of FAS 153 is not expected to have a significant impact on our financial statements.

- FSP FAS 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004*, issued in December 2004, provides guidance on the application of FAS 109 to the provision within the American Jobs Creation Act of 2004 that provides a tax deduction, beginning in 2005, on qualified production activities, including a company's electric generation activities. Under FSP FAS 109-1, recognition of the tax deduction on qualified production activities is ordinarily reported in the year it is earned. We are evaluating the impact on our financial position and results of operations of the adoption of FSP FAS 109-1.
- FAS 151, *Inventory Costs*, issued November 2004, is an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4, *Inventory Pricing*. FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. FAS 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have a significant impact on our financial statements.
- FIN 46, Consolidation of Variable Interest Entities, was issued in January 2003, and was subsequently revised in December 2003 (FIN 46R). The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and to determine when and which business enterprises should consolidate the variable interest entity (primary beneficiary). FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosures. For public companies, the revised FIN 46R is effective for financial periods ending after March 15, 2004. The adoption of FIN 46R did not have a significant impact on our financial statements.

See our discussion of FSP 106-2 in Note 16.

In July 2004, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-14, *Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock* (EITF 02-14). EITF 02-14 concludes that an investor that has the ability to exercise significant influence over the operating and financial policies of an investee should apply the equity method of accounting only when it has an investment in common stock or an investment that is in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a significant impact on our financial statements.

In June 2004, the EITF published Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (EITF 03-1). EITF 03-1 provides application guidance on impairment of securities accounted for under FAS 115, *Accounting for Certain Investments in Debt and Equity Securities,* and cost method investments and requires certain quantitative and qualitative disclosures for securities that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The disclosure requirements are effective for reporting periods ending after December 31, 2003. The FASB issued FSP EITF Issue 03-1-1, *Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* in September 2004 delaying the effective date of the application guidance on impairment of securities. The adoption of EITF 03-1 is not expected to have a significant impact on our financial statements.

In August 2003, the EITF published Issue No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not "Held for Trading Purposes" as Defined in EITF Issue No. 02-3* (EITF 03-11). EITF 03-11 discusses whether realized gains and losses should be shown gross or net in the income statement for contracts that are not held for trading purposes, as defined in EITF 02-3, but are derivatives subject to FAS 133, *Accounting for Derivative Instruments and Hedging Activities*. Determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances with respect to the various activities of the entity. Retroactive application of EITF 03-11 is not required. Beginning January 1, 2004, the realized gains and losses on derivative instruments that are not held for trading purposes but are eventually net settled are shown net in the income statement. The impact of adopting EITF 03-11 was immaterial as of December 31, 2004. See Note 7.

**RECLASSIFICATIONS**

UniSource Energy has made reclassifications to the prior year financial statements and footnotes for comparative purposes. See Note 5 and Note 7. These reclassifications had no effect on Net Income.

## NOTE 2. TERMINATION OF PROPOSED ACQUISITION OF UNISOURCE ENERGY

On November 21, 2003, UniSource Energy and Saguaro Acquisition Corp., a Delaware corporation, entered into an acquisition agreement, providing for the acquisition of all of the common stock of UniSource Energy for $25.25 per share by an affiliate of Saguaro Utility Group L.P., an Arizona limited partnership (Saguaro Utility), whose general partner is Sage Mountain, L.L.C. and whose limited partners include investment funds affiliated with Kohlberg Kravis Roberts & Co., L.P., J.P. Morgan Partners, LLC and Wachovia Capital Partners.

On December 21, 2004, the ACC voted, at the end of a special meeting, not to approve the application seeking its approval of the proposed acquisition. On December 30, 2004, Saguaro Utility exercised its right to terminate the acquisition agreement, and UniSource Energy paid Saguaro Utility $7 million to cover Saguaro Utility's expenses, pursuant to the terms of the acquisition agreement. This termination fee, which was expensed as incurred, is included in Other Operations and Maintenance expense in UniSource Energy's Statements of Income and in Other Cash Payments in UniSource Energy's Statements of Cash Flows. UniSource Energy allocated $5 million of this termination fee to TEP with the balance allocated to UNS Gas, UNS Electric, and Millennium.

UniSource Energy entered into agreements with New Harbor Incorporated (New Harbor) and Morgan Stanley & Co. Incorporated (Morgan Stanley) in connection with the acquisition of UniSource Energy by Saguaro Utility. UniSource Energy expensed $3 million in fees upon announcement of the transaction in November 2003, which are included in Other Operations and Maintenance Expense in UniSource Energy's Statements of Income.

### Litigation Concerning the Proposed Acquisition Agreement

On August 26, 2004, the Pennsylvania Avenue Event Driven Fund filed a class action complaint in the Superior Court of the State of Arizona on behalf of the holders of UniSource Energy Common Stock against UniSource Energy and its directors (Pennsylvania Ave. Event Driven Fund v. UniSource Energy Corp., et al. (D. Ariz.)) relating to the proposed acquisition of UniSource Energy by an affiliate of Saguaro Utility. The plaintiff alleged, among other things, that members of UniSource Energy's board of directors breached their fiduciary duties to UniSource Energy's shareholders in connection with the proposed acquisition by tailoring the acquisition to meet the specific needs of Saguaro Utility and basing the acquisition on financial results of UniSource Energy that were subsequently restated to recognize additional net income. The court dismissed the action in February 2005.

On March 17, 2004, plaintiffs withdrew two shareholder derivative lawsuits, McBride v. Pignatelli, et al. and Zetooney v. Pignatelli, et al., filed in the Superior Court of the State of Arizona on November 24, 2003, the same day that UniSource Energy announced details of its proposed acquisition by Saguaro Utility Group, L.P. UniSource Energy paid no consideration in connection with the withdrawal of the lawsuits. In these two lawsuits, which were virtually identical, the plaintiffs alleged that UniSource Energy's Board of Directors, in its consideration and approval of the acquisition agreement, breached its fiduciary duty to UniSource Energy's shareholders in approving the acquisition agreement.

## NOTE 3. UNISOURCE ENERGY SERVICES

On August 11, 2003, UniSource Energy acquired the Arizona gas and electric system assets from Citizens for $223 million, comprised of the base purchase price plus other operating capital adjustments and transaction costs. This acquisition added over 132,000 retail gas customers and 85,000 retail electric customers in Arizona to UniSource Energy's customer base as of December 31, 2004. UniSource Energy formed UNS Gas, Inc. (UNS Gas) and UNS Electric, Inc. (UNS Electric) to acquire these assets, as well as, UES, to hold the common stock of

UNS Gas and UNS Electric. The operating results of UNS Gas, UNS Electric, and UES have been included in UniSource Energy's consolidated financial statements since the acquisition date.

The purchase price and the final allocation of the assets acquired and the liabilities assumed based on their estimated fair market values as of the acquisition date are as follows:

| **Purchase Price:** | -Thousands of Dollars- | |
|---|---|---|
| Cash Paid | $ | 218,558 |
| Transaction Costs | | 4,838 |
| **Total Purchase Price** | **$** | **223,396** |

| **Allocation of Purchase Price:** | -Thousands of Dollars- | |
|---|---|---|
| Property, Plant & Equipment | $ | 229,703 |
| Current Assets | | 31,377 |
| Regulatory Assets | | 384 |
| Other Assets | | 580 |
| Long-Term Debt | | (1,119) |
| Current Liabilities | | (31,176) |
| Deferred Credits and Other Liabilities | | (6,353) |
| **Total Purchase Price** | **$** | **223,396** |

## RATES AND REGULATION

Concurrent with the closing of the acquisition, retail rate increases for customers of both UNS Electric and UNS Gas went into effect on August 11, 2003. These rate increases were approved by the ACC on July 3, 2003, when it approved the acquisition and the terms of the April 1, 2003 settlement agreement (UES Settlement Agreement) among UniSource Energy, Citizens, and the ACC Staff.

### UNS Gas

UNS Gas is regulated by the ACC with respect to retail gas rates, the issuance of securities, and transactions with affiliated parties. UNS Gas' retail gas rates include a monthly customer charge, a base rate charge for delivery services and the cost of gas (expressed in cents per therm), and a PGA mechanism.

The related ACC order and the UES Settlement Agreement include the following terms related to UNS Gas rates:

- An increase in retail delivery base rates, effective August 11, 2003, equivalent to a 20.9% overall increase over 2001 test year retail revenues through a base rate increase.
- Fair value rate base of $142 million and allowed rate of return of 7.49%, based on a cost of capital of 9.05%, derived from a cost of equity of 11.00% and a cost of debt of 7.75% (based on a capital structure of 60% debt and 40% equity).
- The existing PGA rate may not change more than $0.15 per therm through July 2004. Thereafter, the PGA rate may not change more than $0.10 per therm.

Under the terms of the ACC order, UNS Gas may not file a general rate increase until August 2006 and any resulting rate increase shall not become effective prior to August 1, 2007.

The UES Settlement Agreement also limits dividends payable by UNS Gas to UniSource Energy to 75% of earnings until the ratio of common equity to total capitalization reaches 40%. The ratio of common equity to total capitalization for UNS Gas is 37% at December 31, 2004.

In January 2005, UNS Gas requested the ACC approve a PGA surcharge of $0.06 per therm beginning April 1, 2005 and removed one year later, to recover its excess gas purchase costs. At December 31, 2004, the PGA bank balance was $9 million. The previous PGA surcharge of $0.1155 per therm took effect October 1, 2003 and ended November 1, 2004.

### UNS Electric

UNS Electric is regulated by the ACC with respect to retail electric rates, the issuance of securities, and transactions with affiliated parties, and by the FERC with respect to wholesale power contracts and interstate transmission service.

The ACC order and UES Settlement Agreement include the following terms related to UNS Electric rates:

- A 22% overall increase in retail rates effective August 11, 2003 from the rates previously in effect for Citizens. This reflects the implementation of a PPFAC of $0.01825 per kWh, which combined with the current base purchased power rate of $0.05194 per kWh, results in a new PPFAC rate of $0.07019. This allows UNS Electric to fully recover the cost of purchased power under its current contract with its sole energy supplier, Pinnacle West Capital Corporation (PWCC).
- UNS Electric must attempt to renegotiate the PWCC purchase power contract, and any savings that result from a renegotiated contract must be allocated in a ratio of 90% to ratepayers and 10% to shareholders.

Under the terms of the ACC order, UNS Electric may not file a general rate increase until August 2006 and any resulting rate increase shall not become effective prior to August 1, 2007.

The UES Settlement Agreement also limits dividends payable by UNS Electric to UniSource Energy to 75% of earnings until the ratio of common equity to total capitalization reaches 40%. The ratio of common equity to total capitalization for UNS Electric was 40% at December 31, 2004.

### Income Statement Impact of Applying FAS 71

If UES had not applied FAS 71, net income would have been $4 million greater in 2004 and $2 million higher in 2003, primarily as a result of the recovery of deferred purchased power and gas costs.

### Future Implications of Discontinuing Application of FAS 71

UES' regulatory liabilities exceed its regulatory assets by $4 million at December 31, 2004. At December 31, 2003, UES' regulatory assets, net of regulatory liabilities, totaled $1 million. UNS Gas and UNS Electric's regulatory assets and liabilities are included in rate base and consequently are earning a return on investment. If UES stopped applying FAS 71 to its regulated operations, it would write off the related balances of its regulatory assets as an expense and would write off its regulatory liabilities as income on its income statement. Based on the regulatory asset and liability balances, if UES had stopped applying FAS 71 to its regulated operations, it would have recorded an extraordinary after-tax gain of $2 million at December 31, 2004. UES' cash flows would not be affected if it stopped applying FAS 71 unless a regulatory order limited its ability to recover the cost of its regulatory assets.

**UES COMMITMENTS**

UNS Gas has firm transportation agreements with El Paso Natural Gas (EPNG) and Transwestern Pipeline Company (Transwestern) with combined capacity sufficient to meet its load requirements. The EPNG and Transwestern contracts expire in August 2011 and January 2007, respectively. EPNG provides gas transportation service under a converted full requirements contract in which UNS Gas pays a fixed reservation charge. In July 2003, FERC required the conversion of UNS Gas' full requirements status under the EPNG agreement to contract demand starting on September 1, 2003. Upon conversion to contract demand status, UNS Gas now has specific volume limits in each month and specific receipt point rights from the available supply basins (San Juan and Permian). These changes will reduce the amount of less expensive San Juan gas available to UNS Gas. The impact, however, is not expected to be material. The annual cost of the EPNG capacity after conversion to contract demand will not change through 2005 (pending a 2006 EPNG rate case after which the rates are expected to increase). UNS Gas made payments under these contracts of $7 million in 2004 and $2 million from August 11, 2003 through December 31, 2003.

UNS Electric imports the power it purchases over the Western Area Power Administration's (WAPA) transmission lines. UNS Electric's transmission capacity agreements with WAPA provide for annual rate adjustments and expire in February 2008 and June 2011. The contract that expires in 2008 also contains a capacity adjustment clause. UNS Electric made payments under these contracts of $6 million in 2004 and $2 million from August 11, 2003 through December 31, 2003.

At December 31, 2004, UES estimates its future minimum payments under these contracts to be:

| | Minimum Purchase Obligations |
|---|---|
| | -Millions of Dollars- |
| 2005 | $ 14 |
| 2006 | 13 |
| 2007 | 10 |
| 2008 | 5 |
| 2009 | 5 |
| Total 2005 – 2009 | 47 |
| Thereafter | 7 |
| Total | $ 54 |

See Note 10 for a description of UES' long-term debt.

**UES SUBSEQUENT EVENTS**

In January 2005, UNS Gas established a short-term inter-company promissory note to UniSource Energy, by which it may borrow up to $10 million for general corporate purposes. This note bears an interest rate of LIBOR plus 2.50% and expires January 16, 2006. In March 2005, UniSource Energy contributed an additional $6 million in equity to UNS Gas and an additional $4 million in equity to UNS Electric, and UNS Gas repaid the $6 million outstanding on this note from the proceeds of the $6 million equity contribution.

## NOTE 4. TEP REGULATORY MATTERS

Upon approval of the TEP Settlement Agreement in November 1999, TEP discontinued regulatory accounting under FAS 71 for its generation operations. TEP continues to report its transmission and distribution operations under FAS 71.

### TEP Settlement Agreement

In November 1999, the ACC approved the TEP Settlement Agreement between TEP and certain customer groups relating to recovery of TEP's transition costs and standard retail rates. The TEP Settlement Agreement included:

- Consumer choice: By January 1, 2001, consumer choice for energy supply was available to all customers.
- No rate increase: TEP's retail rates may not be increased until December 31, 2008. TEP expects to recover the costs of transmission and distribution under regulated unbundled rates both during and after this period.
- Recovery of transition costs: TEP's rates include Fixed and Floating Competition Transition Charge (CTC) components designated for the recovery of transition costs, including generation-related regulatory assets and a portion of TEP's generation plant assets. Retail rates will decrease by the Fixed CTC amount after TEP has recovered $450 million or on December 31, 2008, whichever occurs first. The Floating CTC equals retail rates less the price of retail electric service. The price of retail electric service includes TEP's transmission and distribution charge and a market energy component based on a market index for electric energy. Because TEP's total retail rates are effectively frozen, the Floating CTC is expected to allow TEP to recoup the balance of transition recovery assets not otherwise recovered through the Fixed CTC. The Floating CTC will end no later than December 31, 2008.
- General rate information: TEP was required to file general rate information by June 1, 2004, including an updated cost-of-service study. See *Recent Regulatory Action*, below.

### Recent Court Action

In January 2005, an Arizona Court of Appeals decision became final in which the Court held invalid certain portions of the ACC rules on retail competition and related market pricing. Based on this decision, we cannot predict what changes, if any, the ACC will make to the Rules and how this decision might ultimately impact our Settlement Agreement.

### 2004 General Rate Case Information

On June 1, 2004, as required by the Settlement Agreement, TEP filed general rate case information with the ACC. TEP's filing does not propose any change in retail rates, and under the terms of the Settlement Agreement, no rate case filed by TEP through 2008 may result in a net rate increase. However, absent the restriction on raising rates, TEP believes that the data in it's filing would justify an increase in retail rates of 16%.

The general rate case information uses a historical test year ended December 31, 2003 and establishes, based on TEP's standard offer service, that TEP is experiencing a revenue deficiency of $111 million. The rate case information includes, among other things, Springerville Unit 1 costs and other generation costs including fuel costs in excess of those recovered through existing rates. The proposed weighted cost of capital for the test year ended December 31, 2003 is 8.78%, including an 11.5% return on equity (increased from 10.67% currently authorized). The rate case information uses a hypothetical 40% equity capitalization (excluding capital lease obligations) rather than the hypothetical 37.5% equity capitalization used in TEP's last general rate case. TEP's actual equity capitalization (excluding capital lease obligations) at December 31, 2004 was 27%. In the first half of 2005, TEP expects to increase common equity to 40% of capitalization (excluding capital lease obligations). Despite the indicated revenue deficiency, the ACC could conclude that TEP should decrease rates after June 1, 2005; any such determination would be strongly opposed by TEP.

A procedural order was issued in February 2005 that outlined how the review of TEP's general rate case information will proceed. The schedule calls for staff and intervenor testimony to be filed by June 13, 2005 and hearings, as appropriate, before the administrative law judge to begin September 12, 2005.

**Transition Recovery Asset**

TEP's Transition Recovery Asset consists of generation-related regulatory assets and a portion of TEP's generation plant asset costs. Transition costs being recovered through the Fixed CTC include: (1) the Transition Recovery Asset; (2) generation-related plant assets included in Plant in Service on the balance sheet; and (3) excess capacity deferrals related to operating and capital costs associated with Springerville Unit 2 which were amortized as an off-balance sheet regulatory asset through 2003. These transition costs were amortized as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| | -Millions of Dollars- | | |
| **Amortization of Transition Costs Being Recovered through the Fixed CTC:** | | | |
| Transition Costs Being Recovered through the Fixed CTC, beginning of year | **$ 302** | $ 348 | $ 384 |
| Amortization of Transition Recovery Asset Recorded on the Income Statement | **(50)** | (32) | (24) |
| Amortization of Generation-Related Plant Assets | **(5)** | (5) | (3) |
| Amortization of Excess Capacity Deferrals (off-balance sheet) | **-** | (9) | (9) |
| **Transition Costs Being Recovered through the Fixed CTC, end of year** | **$ 247** | $ 302 | $ 348 |

The portion of the Transition Recovery Asset that is recorded on the balance sheet was amortized as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| | -Millions of Dollars- | | |
| **Amortization of Transition Recovery Asset Recorded on the Balance Sheet:** | | | |
| Transition Recovery Asset, beginning of year | **$ 274** | $306 | $ 330 |
| Amortization of Transition Recovery Asset Recorded on the Income Statement | **(50)** | (32) | (24) |
| **Transition Recovery Asset, end of year** | **$ 224** | $274 | $ 306 |

The remaining transition costs being recovered through the Fixed CTC differ from the Transition Recovery Asset recorded on the balance sheet as follows:

| | December 31, | |
|---|---|---|
| | **2004** | **2003** |
| | -Millions of Dollars- | |
| Transition Costs Being Recovered through the Fixed CTC, end of year | **$ 247** | $ 302 |
| Unamortized Generation-Related Plant Assets | **(23)** | (28) |
| **Transition Recovery Asset, end of year** | **$ 224** | $ 274 |

The remaining Transition Recovery Asset balance will be amortized as costs are recovered through rates until TEP has recovered $450 million of transition costs or until December 31, 2008, whichever occurs first.

**OTHER REGULATORY ASSETS AND LIABILITIES**

In addition to the Transition Recovery Asset related to TEP's generation assets, the following regulatory assets and liabilities are being recovered through TEP's transmission and distribution businesses:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| | -Millions of Dollars- | |
| **Other Regulatory Assets** | | |
| Income Taxes Recoverable through Future Revenues | **$ 45** | $ 50 |
| Current Regulatory Assets | **10** | 9 |
| Other Regulatory Assets | **14** | 12 |
| **Total Regulatory Assets** | **$ 69** | $ 71 |
| **Other Regulatory Liabilities** | | |
| Net Cost of Removal for Interim Retirements | **$ 67** | $ 60 |

Regulatory assets of approximately $23 million are not presently included in rate base and consequently are not earning a return on investment. These regulatory assets are being recovered through cost of service or are authorized to be collected in future base rates. Current regulatory assets of $10 million are related to differences between expenses recorded on the accrual basis for GAAP accounting and on a pay-as-you-go basis for regulatory accounting. The remaining recovery period generally ranges from 1 to 1.5 years. Regulatory compliance costs of $11 million require specific rate action and the recovery period will be determined in the 2004 rate information filing with the ACC. The remaining $3 million represents unamortized loss on reacquired debt that is not included in rate base, but the amortization of these costs is included in the ratemaking calculation of the cost of debt, which is a component of the cost of capital (rate of return). All regulatory assets are probable of recovery.

See Note 5 for a discussion of the amounts included in Other Regulatory Liabilities.

## INCOME STATEMENT IMPACT OF APPLYING FAS 71

The amortization of TEP's regulatory assets had the following effect on UniSource Energy's income statements:

| | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| | -Millions of Dollars- | | |
| **Operating Expenses** | | | |
| Amortization of Transition Recovery Asset | **$ 50** | $ 32 | $ 24 |
| **Interest Expense** | | | |
| Long-Term Debt | **-** | - | 1 |
| **Income Taxes** | **5** | 7 | 7 |
| **Total** | **$ 55** | $ 39 | $ 32 |

If TEP had not applied FAS 71 in these years, the above amounts would have been reflected in the income statements in prior periods. The reclassification of TEP's generation-related regulatory assets to the Transition Recovery Asset shortened the amortization period for these assets to nine years.

## FUTURE IMPLICATIONS OF DISCONTINUING APPLICATION OF FAS 71

TEP continues to apply FAS 71 to its regulated operations, which include the transmission and distribution portions of its business. TEP regularly assesses whether it can continue to apply FAS 71 to these operations. If TEP stopped applying FAS 71 to its remaining regulated operations, it would write off the related balances of its regulatory assets as an expense and its regulatory liabilities as income on its income statement. Based on the regulatory asset balances, net of regulatory liabilities, at December 31, 2004, if TEP had stopped applying FAS 71 to its remaining regulated operations, it would have recorded an extraordinary after-tax loss of approximately $136 million. While regulatory orders and market conditions may affect cash flows, TEP's cash flows would not be affected if it stopped applying FAS 71 unless a regulatory order limited its ability to recover the cost of its regulatory assets.

## NOTE 5. ACCOUNTING CHANGE: ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (FAS 143). It requires entities to record the fair value of a liability for a legal obligation to retire an asset in the period in which the liability is incurred. A legal obligation is a liability that a party is required to settle as a result of an existing or enacted law, statute, ordinance or contract. When the liability is initially recorded, the entity should capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is adjusted to its present value by recognizing accretion expense as an operating expense in the income statement each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss if the actual costs differ from the recorded amount.

Prior to adopting FAS 143, costs for final removal of all owned generation facilities were accrued as an additional component of depreciation expense. Under FAS 143, only the costs to remove an asset with legally binding retirement obligations will be accrued over time through accretion of the asset retirement obligation and depreciation of the capitalized asset retirement cost.

TEP has identified legal obligations to retire generation plant assets specified in land leases for its jointly-owned Navajo and Four Corners Generating Stations. The land on which these stations reside is leased from the Navajo Nation. The provisions of the leases require the lessees to remove the facilities upon request of the Navajo Nation at the expiration of the leases. TEP also has certain environmental obligations at the San Juan Generating Station (San Juan). TEP has estimated that its share of the cost to remove the Navajo and Four Corners facilities and to settle the San Juan environmental obligations will be approximately $38 million at the date of retirement. No other legal obligations to retire generation plant assets were identified. As of December 31, 2002, TEP had accrued $113 million for the final decommissioning of its generating facilities. As discussed below, this amount was reversed for 2002 and included as part of the cumulative effect of accounting change adjustment when FAS 143 was adopted on January 1, 2003.

On November 12, 2004, TEP, Phelps Dodge Energy Services, LLC and PNM Resources, Inc. each purchased from Duke Energy North America, LLC a one-third interest in a limited liability company which owns the partially constructed natural gas-fired Luna Energy Facility (Luna) in southern New Mexico. Luna is designed as a 570-MW combined cycle plant and is expected to be operational by the summer of 2006. The new owners assumed asset retirement obligations to remove certain piping and evaporation ponds and to restore the ground to its original condition. TEP has estimated its share to settle the obligations will be approximately $2 million at the date of retirement.

TEP and UES have various transmission and distribution lines that operate under land leases and rights of way that contain end dates and restorative clauses. TEP and UES operate their transmission and distribution systems as if they will be operated in perpetuity and would continue to be used or sold without land remediation. As a result, TEP and UES are not recognizing the costs of final removal of the transmission and distribution lines in their financial statements. As of December 31, 2004, TEP had accrued $67 million and UES had accrued $2 million for the net cost of removal for interim retirements from its transmission, distribution and general plant. As of December 31, 2003, TEP had accrued $60 million and UES had accrued $0.6 million for these removal costs. These amounts are reflected in the financial statements as a regulatory liability.

Upon adoption of FAS 143 on January 1, 2003, TEP recorded an asset retirement obligation of $38 million at its net present value of $1.1 million, increased depreciable assets by $0.1 million for asset retirement costs, reversed $112.8 million of costs previously accrued for final removal from accumulated depreciation, reversed previously recorded deferred tax assets of $44.2 million and recognized the cumulative effect of accounting change as a gain of $111.7 million ($67.5 million net of tax). The adoption of FAS 143 also resulted in a $6 million reduction of current depreciation expense charged throughout the year because asset retirement costs are no longer recorded as a component of depreciation expense.

The following table illustrates on a pro forma basis the amount of the asset retirement obligation as if FAS 143 had been applied during all periods presented:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004 Actual** | **2003 Actual** | 2002 Pro Forma |
| | -Thousands of Dollars- | | |
| Asset Retirement Obligation, beginning of year | **$ 1,231** | $ 1,119 | $ 1,017 |
| Accretion Expense | **146** | 112 | 102 |
| **Asset Retirement Obligation, end of year** | **$ 1,377** | $ 1,231 | $ 1,119 |

The following tables illustrate on a pro forma basis the effect on UniSource Energy's net income and earnings per share as if FAS 143 had been in effect for all income statement periods presented:

| | Year Ended December 31, 2002 |
|---|---|
| | -Thousands of Dollars- (except per share data) |
| Net Income – As Reported | $ 34,928 |
| Adjustment to accrued expense (net of tax) as if FAS 143 had been applied effective January 1, 2002 | 3,461 |
| **Pro Forma Net Income** | $ 38,389 |
| Basic Earnings per Share: | |
| As Reported | $ 1.04 |
| Adjustment to accrued expense (net of tax) as if FAS 143 had been applied effective January 1, 2002 | 0.10 |
| **Pro Forma** | $ 1.14 |
| Diluted Earnings per Share: | |
| As Reported | $ 1.02 |
| Adjustment to accrued expense (net of tax) as if FAS 143 had been applied effective January 1, 2002 | 0.10 |
| **Pro Forma** | $ 1.12 |

Amounts recorded under FAS 143 are subject to various assumptions and determinations, such as determining whether a legal obligation exists to remove assets, estimating the fair value of the costs of removal, estimating when final removal will occur, and the credit-adjusted risk-free interest rates to be used to discount future liabilities. Changes that may arise over time with regard to these assumptions and determinations will change amounts recorded in the future as expense for asset retirement obligations.

If TEP retires any asset at the end of its useful life, without a legal obligation to do so, it will record retirement costs at that time as incurred or accrued. TEP does not believe that the adoption of FAS 143 will result in any change in retail rates since all matters relating to the rate-making treatment of TEP's generating assets were determined pursuant to the TEP Settlement Agreement.

## NOTE 6. SEGMENT AND RELATED INFORMATION

Based on the way we organize our operations and evaluate performance, we have four reportable segments:

(1) TEP, a vertically integrated electric utility business, is UniSource Energy's largest subsidiary.
(2) UNS Gas is a regulated gas distribution business. Results from UNS Gas are for the period from August 11, 2003 through December 31, 2004 only (see Notes 1 and 3).
(3) UNS Electric is a regulated electric distribution utility business. Results from UNS Electric are also for the period from August 11, 2003 through December 31, 2004 only (see Notes 1 and 3).
(4) Global Solar, a developer and manufacturer of light-weight thin-film photovoltaic cells and panels, is the largest investment held by Millennium.

The UniSource Energy, UES and Millennium holding companies, UED, and several other subsidiaries and equity investments, which are not considered reportable segments, are included in All Other. Through affiliates, Millennium holds investments in several unregulated energy and emerging technology companies. UED, a wholly-owned subsidiary of UniSource Energy, developed generating resources and performed other project development activities, including the expansion of the Springerville Generating Station.

Significant revenues and expenses included in All Other include the following:

- In 2004, Millennium recorded its share of income and losses related to gains and losses on sales of investments by its investees.
- In 2004, UED recognized an impairment loss on the entire $2 million balance of a note receivable.
- In 2003, UED received a development fee (including accrued interest on development funds advanced) of $11 million in connection with expansion of the Springerville Generating Station. See Note 14.

Our reportable segments have changed from the segments reported in prior years. We have reclassified information for earlier periods to conform to the current year's presentation.

Significant reconciling adjustments consist of the elimination of intercompany activity and balances. Global Solar recorded revenue from transactions with TEP of $4 million, $8 million and $7 million in 2004, 2003 and 2002, respectively. Millennium's other subsidiaries also recorded revenue from transactions with TEP of $13 million, $8 million and $8 million in 2004, 2003 and 2002, respectively. TEP's related expense is reported in Other Operations and Maintenance expense on its income statement. Global Solar's and Millennium's revenue and TEP's related expense are eliminated in UniSource Energy consolidation. Other significant reconciling adjustments include the elimination of investments in subsidiaries held by UniSource Energy, the intercompany note between UniSource Energy and TEP, the related interest income and expense on the note, reclassifications of deferred tax assets and liabilities, and the elimination of UED's rental income and TEP's rental expense resulting from UED's turbine lease to TEP prior to UED's sale of the turbine to TEP in September 2002.

As discussed in Note 1, we record our percentage share of the earnings of affiliated companies when we hold a 20% to 50% voting interest, except for investments where we provide all of the financing, in which case we recognize 100% of the losses. Our portion of the net income (loss) of the entities in which TEP and Millennium own a 20-50% interest or have the ability to exercise significant influence is shown below in Net Income (Loss) from Equity Method Entities.

We disclose selected financial data for our reportable segments in the following tables:

| | Reportable Segments | | | | | | UniSource |
|---|---|---|---|---|---|---|---|
| | | UNS | UNS | Global | All | Reconciling | Energy |
| 2004 | TEP | Gas | Electric | Solar | Other | Adjustments | Consolidated |
| **Income Statement** | | | | -Millions of Dollars- | | | |
| Operating Revenues - External | $ 887 | $ 129 | $ 144 | $ 5 | $ 4 | $ - | **$ 1,169** |
| Operating Revenues - Intersegment | 2 | - | - | 4 | 14 | (20) | **-** |
| Depreciation and Amortization | 117 | 5 | 9 | 3 | 1 | - | **135** |
| Amortization of Transition Recovery Asset | 50 | - | - | - | - | - | **50** |
| Interest Income | 29 | - | - | - | - | (9) | **20** |
| Net Income from Equity Method Entities | - | - | - | - | 6 | - | **6** |
| Interest Expense | 157 | 6 | 5 | - | 9 | (9) | **168** |
| Income Tax Expense (Benefit) | 35 | 4 | 3 | (4) | (4) | - | **34** |
| Net Income (Loss) | 46 | 6 | 4 | (5) | (5) | - | **46** |
| **Cash Flow Statement** | | | | | | | |
| Net Cash Flows – Operating Activities | 275 | 21 | 19 | (10) | 7 | (5) | **307** |
| Net Cash Flows – Investing Activities – Capital Expenditures | (116) | (19) | (19) | - | - | 1 | **(153)** |
| Net Cash Flows – Investing Activities – Investments in and Loans to Equity Method Entities | - | - | - | - | (4) | - | **(4)** |
| Net Cash Flows – Investing Activities – Other | (10) | - | - | - | 11 | - | **1** |
| Net Cash Flows – Financing Activities | (101) | (1) | (2) | 9 | (7) | 4 | **(98)** |
| **Balance Sheet** | | | | | | | |
| Total Assets | 2,742 | 201 | 135 | 20 | 930 | (852) | **3,176** |
| Investments in Equity Method Entities | 2 | - | - | - | 34 | - | **36** |
| **2003** | | | | | | | |
| **Income Statement** | | | | | | | |
| Operating Revenues - External | $ 851 | $ 47 | $ 56 | $ 2 | $ 17 | $ - | **$ 973** |
| Operating Revenues - Intersegment | 1 | - | - | 8 | 9 | (18) | **-** |
| Depreciation and Amortization | 121 | 2 | 3 | 3 | 2 | - | **131** |
| Amortization of Transition Recovery Asset | 32 | - | - | - | - | - | **32** |
| Interest Income | 31 | - | - | - | - | (11) | **20** |
| Net Loss from Equity Method Entities | - | - | - | - | (3) | - | **(3)** |
| Interest Expense | 161 | 2 | 2 | 1 | 12 | (11) | **167** |
| Income Tax Expense (Benefit) | 21 | 1 | 1 | (5) | (6) | - | **12** |
| Net Income (Loss) | 129 | 1 | 2 | (7) | (11) | - | **114** |
| **Cash Flow Statement** | | | | | | | |
| Net Cash Flows – Operating Activities | 261 | 5 | 8 | (13) | 2 | - | **263** |
| Net Cash Flows – Investing Activities – Capital Expenditures | (122) | (9) | (5) | (2) | 1 | - | **(137)** |
| Net Cash Flows – Investing Activities – Investments in and Loans to Equity Method Entities | - | - | - | - | (2) | - | **(2)** |
| Net Cash Flows – Investing Activities – Other | 11 | (137) | (84) | - | (2) | - | **(212)** |
| Net Cash Flows – Financing Activities | (141) | 149 | 93 | 16 | (19) | - | **98** |
| **Balance Sheet** | | | | | | | |
| Total Assets | 2,767 | 185 | 125 | 26 | 845 | (825) | **3,123** |
| Investments in Equity Method Entities | 5 | - | - | - | 31 | - | **36** |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **2002** | | | | | | | |
| **Income Statement** | | | | | | | |
| Operating Revenues - External | $ 834 | $ - | $ - | $ 1 | $ 5 | $ - | **$ 840** |
| Operating Revenues - Intersegment | - | - | - | 7 | 10 | (17) | **-** |
| Depreciation and Amortization | 124 | - | - | 3 | 1 | - | **128** |
| Amortization of Transition Recovery Asset | 24 | - | - | - | - | - | **24** |
| Interest Income | 29 | - | - | - | 1 | (9) | **21** |
| Net Loss from Equity Method Entities | (1) | - | - | - | (3) | - | **(4)** |
| Interest Expense | 154 | - | - | - | 10 | (9) | **155** |
| Income Tax Expense (Benefit) | 36 | - | - | (1) | (17) | - | **18** |
| Net Income (Loss) | 55 | - | - | (14) | (6) | - | **35** |
| **Cash Flow Statement** | | | | | | | |
| Net Cash Flows – Operating Activities | 207 | - | - | (10) | (21) | - | **176** |
| Net Cash Flows – Investing Activities – Capital Expenditures | (103) | - | - | (9) | (1) | - | **(113)** |
| Net Cash Flows – Investing Activities – Purchase of North Loop Gas Turbine from UED | (15) | - | - | - | 15 | - | **-** |
| Net Cash Flows – Investing Activities – Investments in and Loans to Equity Method Entities | - | - | - | - | (24) | - | **(24)** |
| Net Cash Flows – Investing Activities – Other | (136) | - | - | - | 1 | - | **(135)** |
| Net Cash Flows – Financing Activities | (57) | - | - | 18 | (4) | - | **(43)** |
| **Balance Sheet** | | | | | | | |
| Total Assets | 2,809 | - | - | 22 | 797 | (742) | **2,886** |
| Investments in Equity Method Entities | 6 | - | - | - | 35 | - | **41** |

## NOTE 7. ACCOUNTING FOR DERIVATIVE INSTRUMENTS, TRADING ACTIVITIES AND HEDGING ACTIVITIES

TEP enters into forward contracts to purchase or sell a specified amount of capacity or energy at a specified price over a given period of time, typically for one month, three months, or one year, within established limits to take advantage of favorable market opportunities. In general, TEP enters into forward purchase contracts when market conditions provide the opportunity to purchase energy for its load at prices that are below the marginal cost of its supply resources or to supplement its own resources (e.g., during plant outages and summer peaking periods). TEP enters into forward sales contracts when it forecasts that it has excess supply and the market price of energy exceeds its marginal cost. The majority of TEP's forward contracts are considered to be normal purchases and sales and, therefore, are not required to be marked to market. However, some of these forward contracts are considered to be derivatives, which TEP marks to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month.

TEP has a natural gas supply agreement under which it purchases all of its gas requirements at spot market prices from Southwest Gas Corporation (SWG). TEP also has agreements to purchase power that are priced using spot market gas prices. These contracts meet the definition of normal purchases and are not required to be marked to market. During 2004 and early 2005, in an effort to minimize price risk on these purchases, TEP entered into commodity price swap agreements under which TEP purchases gas at fixed prices and simultaneously sells gas at spot market prices. The spot market price in the swap agreements is tied to the same index as the purchases under the SWG and purchased power contracts. These swap agreements, which expire during the summer months through 2007, were entered into with the goal of locking in fixed prices on at least 45% and not more than 80% of TEP's expected summer monthly gas risk prior to entering into the month. The swap agreements entered into in 2004 are accounted for as cash flow hedges in the financial statements as of December 31, 2004. TEP's swap agreements are marked to market on a monthly basis; however, since the agreements satisfy the requirements for cash flow hedge accounting, the unrealized gains and losses are recorded in Other Comprehensive Income, a component of Common Stock Equity, rather than being reflected in the income statement. As the gains and losses on these cash flow hedges are realized, a reclassification adjustment is recorded in Other Comprehensive Income for realized gains and losses that are included in Net Income. At December 31, 2003, TEP had no such material cash flow hedges.

TEP manages the risk of counterparty default by performing financial credit reviews, setting limits, monitoring exposures, requiring collateral when needed, and using a standardized agreement which allows for the netting of current period exposures to and from a single counterparty.

UNS Gas and UNS Electric do not currently have any contracts that are required to be marked to market. UNS Gas does have a natural gas supply and management agreement under which it purchases substantially all of its gas requirements at market prices from BP Energy Company (BP). However, the contract terms allow UNS Gas to lock in fixed prices on a portion of its gas purchases by entering into fixed price forward contracts with BP at various times during the year. This enables UNS Gas to provide more stable prices to its customers. These purchases are made up to three years in advance with the goal of locking in fixed prices on at least 45% and not more than 80% of the expected monthly gas consumption prior to entering into the month. These forward contracts, as well as the main gas supply contract, meet the definition of normal purchases and therefore are not required to be marked to market.

MEG, a wholly-owned subsidiary of Millennium, enters into swap agreements, options and forward contracts relating to Emissions Allowances and coal. MEG marks its trading contracts to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month.

The market prices used to determine fair values for TEP and MEG's derivative instruments are estimated based on various factors including broker quotes, exchange prices, over the counter prices and time value.

TEP and MEG's derivative activities are reported as follows:

| | **Income Statement Line** | |
|---|---|---|
| | **Net Unrealized Gains and Losses** | **Net Realized Gains and Losses** |
| TEP Forward Sales Contracts | Electric Wholesale Sales | Electric Wholesale Sales |
| TEP Forward Purchase Contracts | Purchased Power | Purchased Power |
| TEP Commodity Price Swaps | Other Comprehensive Income (Balance Sheet) | Fuel Expense |
| MEG Trading Activities | Other Operating Revenues | Other Operating Revenues |

Although MEG's realized gains and losses on trading activities are reported net on UniSource Energy's income statement, the related cash receipts and cash payments are reported separately on UniSource Energy's statement of cash flows.

The net pre-tax gains and losses from TEP and MEG's derivative activities were as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| | -Millions of Dollars- | | |
| TEP: | | | |
| Net Unrealized Gain (Loss) on Forward Sales Contracts | **$ 1.5** | $ (0.8) | $ (1.3) |
| Net Unrealized Gain (Loss) on Forward Purchase Contracts | **(0.2)** | 0.4 | 1.8 |
| Net Unrealized Gain on Commodity Price Swaps | **2.6** | - | - |
| Net Realized Loss on Commodity Price Swaps | **(0.2)** | - | - |
| MEG: | | | |
| Net Gain from Trading Activities | **1.3** | 0.6 | 0.1 |

TEP and MEG's derivative assets and liabilities are reported as follows:

| | Balance Sheet Line | |
|---|---|---|
| | **Assets** | **Liabilities** |
| TEP – Current | Other Current Assets | Other Current Liabilities |
| TEP – Noncurrent | Other Assets | Other Liabilities |
| MEG – Current (including Emissions Allowance Inventory) | Trading Assets | Trading Liabilities |
| MEG – Noncurrent | Other Assets | Other Liabilities |

The fair value of TEP and MEG's derivative assets and liabilities were as follows:

| | December 31, | |
|---|---|---|
| | **2004** | **2003** |
| | -Millions of Dollars- | |
| TEP: | | |
| Derivative Assets – Current | **$ 2.3** | $ 0.4 |
| Derivative Assets – Noncurrent | **1.3** | - |
| Derivative Liabilities – Current | **(0.1)** | (0.8) |
| MEG: | | |
| Trading Assets – Current | **71.0** | 20.0 |
| Trading Assets – Noncurrent | **5.5** | 1.5 |
| Trading Liabilities – Current | **(65.0)** | (18.2) |
| Trading Liabilities – Noncurrent | **-** | (0.5) |

Beginning January 1, 2004, the settlement of forward purchase and sales contracts that do not result in physical delivery are recorded net as a component of Electric Wholesale Sales in TEP's income statement. During 2004, $5 million in sales were netted against $5 million in purchases.

In accordance with UniSource Energy's intention to cease making capital contributions to Millennium, Millennium has significantly reduced the holdings and activity of MEG. MEG is in the process of winding down its activities and will not engage in any new activities after 2005. As of January 31, 2005, the fair value of MEG's trading assets was $62 million and the fair value of MEG's trading liabilities was $56 million.

## NOTE 8. COMMITMENTS AND CONTINGENCIES

### TEP COMMITMENTS

#### Purchase and Transportation Commitments

In 2003, the ACC issued the Track B Order which defined the competitive bidding process TEP must use to obtain capacity and energy requirements beyond what is supplied by TEP's existing resources for the period 2003 through 2006. TEP estimated this to be approximately 0.5% of its retail load in the first year and gradually increasing over the period. This order further required TEP to bid out short-term energy purchases that it estimated it will make in the 2003 to 2006 period. The order does not require TEP to purchase any power that it deems to be uneconomical, unreasonable or unreliable. The Track B Order did not address TEP's purchased power or asset acquisitions occurring subsequent to the 2003 competitive solicitation. In 2003, TEP entered into two power purchase agreements for the period 2003 through 2006 as listed below:

- PPL Energy Plus, LLC supplied 37 MW from June 2003 through December 2003 and supplies 75 MW from January 2004 through December 2006, under a unit contingent contract.
- Panda Gila River generating station supplies 50 MW on-peak from June through September, from 2003 through 2005, under a unit contingent contract between TEP and Panda Gila River, L.P.

These purchases are intended to provide adequate reserve margins during the summer peak period. TEP made payments under these contracts of $14 million in 2004 and $8 million in 2003.

TEP has several long-term contracts for the purchase and transportation of coal with expiration dates from 2006 through 2020. The total amount paid under these contracts depends on the number of tons of coal purchased and transported. All of these contracts (i) include a price adjustment clause that will affect the future cost of coal and (ii) require TEP to pay a take-or-pay charge or liquidated damages if certain minimum quantities of coal are not purchased and/or transported. TEP's present fuel requirements are in excess of the take-or-pay minimums. At times, TEP has purchased coal from other suppliers, resulting in take-or-pay minimum charges, but a lower overall cost of fuel. TEP made payments under these contracts of $175 million in 2004, $167 million in 2003, and $161 million in 2002.

TEP has a Gas Procurement Agreement with Southwest Gas Corporation that expires in June 2006. The contract has minimum volume obligations. TEP used more gas than this minimum requirement in 2004 and expects to use more than the minimum in 2005. In the event TEP purchases fewer MMBtus, TEP is obligated to pay only the transportation component for any shortfall. TEP made total payments for commodity and transportation under this contract of $34 million in 2004 and 2003, and $33 million in 2002.

At December 31, 2004, TEP estimates that future minimum payments under the contracts for purchased power, coal, and gas referred to above are as follows:

| | Minimum Purchase Obligations |
|---|---|
| | -Millions of Dollars- |
| 2005 | $ 96 |
| 2006 | 90 |
| 2007 | 79 |
| 2008 | 79 |
| 2009 | 79 |
| Total 2005 – 2009 | 423 |
| Thereafter | 357 |
| Total | $ 780 |

**Operating Leases**

TEP, Millennium, UES and UED have entered into operating leases, primarily for office facilities and computer equipment, with varying terms, provisions, and expiration dates. UniSource Energy's consolidated operating lease expense was $3 million in each of 2004, 2003, and 2002. TEP's operating lease expense was $1 million in 2004 and $2 million in each of 2003 and 2002. UniSource Energy and TEP's estimated future minimum payments under non-cancelable operating leases at December 31, 2004 are as follows:

| | UniSource Energy Consolidated | TEP |
|---|---|---|
| | -Millions of Dollars- | |
| 2005 | $ 2 | $ 1 |
| 2006 | 2 | 1 |
| 2007 | 2 | 1 |
| 2008 | 2 | 1 |
| 2009 | 1 | 1 |
| Total 2005 – 2009 | 9 | 5 |
| Thereafter | 4 | 1 |
| Total | $ 13 | $ 6 |

**Environmental Regulation**

The 1990 Federal Clean Air Act Amendments call for reductions of $SO_2$ and nitrogen oxide (NOx) emissions in two phases. TEP is subject only to Phase II of the $SO_2$ and NOx emissions reductions which was effective January 1, 2000. All of TEP's generating facilities (except existing internal combustion turbines) are affected. TEP capitalized $9 million in 2004, $11 million in 2003 and $8 million in 2002 in construction costs to comply with environmental requirements and expects to capitalize $1 million in 2005 and $2 million in 2006. These amounts exclude the upgraded emissions control equipment at the Springerville Generating Station that will be paid for by the Unit 3 project and recorded at zero basis by TEP. See Note 14. In addition, TEP recorded expenses of $9 million in 2004, $8 million in 2003, and $6 million in 2002 related to environmental compliance, including the cost of lime used to scrub the stacks. TEP expects environmental expenses to be $8 million in 2005 and 2006.

In 1993, TEP's generating units affected by Phase II were allocated $SO_2$ Emissions Allowances based on past operational history. Beginning in the year 2000, Phase II generating units were required to hold Emissions Allowances equal to the level of emissions in the compliance year or pay penalties and offset excess emissions in future years. TEP had sufficient Emissions Allowances to comply with the Phase II $SO_2$ regulations for compliance year 2004. However, due to potential changes in the legislation affecting $SO_2$ Emission Allowances allocation, TEP may have to purchase additional Emissions Allowances for future compliance years 2010 or beyond.

The EPA has issued a determination that coal and oil-fired electric utility steam generating units must control their mercury emissions. On March 15, 2005, the EPA adopted regulations relating to mercury emissions under Section 111 of the Clean Air Act. Additional rule-making procedures will take place at the state level prior to implementation of the new regulations. TEP is analyzing the potential impact of the regulations on its operations. Until these state procedures are adopted, TEP can not determine if it will be significantly affected. If TEP is not allocated sufficient allowances for its current emissions, it may have to purchase additional allowances on the market, or implement additional controls to reduce emissions. TEP may incur additional costs to comply with recent and future changes in federal and state environmental laws, regulations and permit requirements at existing electric generating facilities. Compliance with these changes may result in a reduction in operating efficiency.

**Income Tax Assessments**

In 2004, the Company settled the audit of state income tax returns for the period 1990 - 2000 with the Arizona Department of Revenue. As a result, UniSource Energy recorded $1 million of income. Expense of $1 million had been recorded at TEP and Nations Energy in 2003 when the preliminary audit report was received. No additional tax assessments were levied in 2004.

In 2002, the Company settled an Internal Revenue Service (IRS) audit for 1997-2000, and after reviewing the impact of the audit findings as well as the effect of tax positions established in relation to future tax years, TEP reversed $1 million of the deferred tax valuation allowance. See Note 15.

**Sales Tax Assessments**

In 2004, the City of Tucson issued its assessment for the 1998 – 2001 sales tax audit. After reviewing the audit findings, as well as assessing their impact on years subsequent to the audit period, TEP recorded a combined $1 million of sales tax and interest expense.

**Tucson to Nogales Transmission Line**

In January 2001, TEP and Citizens (now UES) entered into a project development agreement for the joint construction of a 62-mile transmission line from Tucson to Nogales, Arizona. This project was initiated by Citizens (now UES) in response to an order by the ACC to improve reliability to its retail customers in Nogales, Arizona. TEP is currently seeking approvals for the project from the ACC, the Department of Energy (DOE), the U.S. Forest Service, the U.S. Bureau of Land Management, and the International Boundary and Water Commission. Through December 31, 2004, approximately $10 million in land acquisition, engineering and environmental expenses have been capitalized related to this project. If TEP does not receive the required approvals, it may be required to expense $8 million of costs that have been capitalized related to the project.

## RESOLUTION OF TEP COMMITMENTS

### Sundt Coal Contract Termination

In the third quarter of 2002, TEP terminated a coal supply agreement for the Sundt Generating Station. As a result, TEP recorded a pre-tax charge of $11 million and made an $11 million payment in the third quarter of 2002. The additional expense was mitigated by TEP not being required to make a take-or-pay penalty payment of approximately $3 million for the year 2002 and subsequent years.

## UES COMMITMENTS

See Note 3 for a description of UES' commitments.

## MILLENNIUM COMMITMENTS

Millennium has been authorized to fund its subsidiaries up to an additional $15 million for capital and operations out of its existing cash or returns from its investments. Millennium may commit to provide additional funding to its investments in the future. In addition, at December 31, 2004, Global Solar has commitments to incur $1 million of expenses related to government contracts.

## TEP CONTINGENCIES

### Springerville Generating Station Complaint

Environmental activist groups have expressed concerns regarding the construction of any new units at the Springerville Generating Station. In January 2003, environmental activist groups appealed an ACC Order affirming the ACC's approval of the expansion at the Springerville Generating Station to the Superior Court of the State of Arizona. On October 22, 2003, the Superior Court affirmed the ACC's issuance of the Certificate of Environmental Compatibility for Springerville Generating Station. The environmental activist groups appealed the Superior Court decision on December 30, 2003 and filed an amended notice of appeal on January 2, 2004 with the Arizona Court of Appeals. In February 2005, the Arizona Court of Appeals upheld the lower court's ruling affirming the ACC's approval of the expansion at Springerville Generating Station. The Grand Canyon Trust (GCT), one of the environmental activist groups associated with this appeal, agreed to resolve this claim against TEP. See *Resolution of TEP Contingencies* below. The other environmental activist group has 30 days to petition the Arizona Supreme Court for review.

### Litigation and Claims Related to San Juan Generating Station

The EPA has listed San Juan as a potential damage case pursuant to the Resource Conservation and Recovery Act due to claims by third parties that the San Juan Generating Station has contaminated water resources in the region as a result of disposing of fly ash in the surface mine pits adjacent to the generating station. PNM and the coal supplier to San Juan vigorously deny these allegations. The EPA is investigating the claims.

### Litigation and Claims Related to Navajo Generating Station

On October 15, 2004, Peabody Western Coal Company (Peabody), the coal supplier to the Navajo Generating Station, filed a complaint in the Circuit Court for the City of St. Louis, Missouri against the participants at Navajo, including TEP, for reimbursement of royalties and other costs and breach of the coal supply agreement. Because TEP only owns 7.5% of the Navajo Generating Station, its share of the current claimed damages would be approximately $35 million. TEP believes these claims are without merit and intends to continue to contest them.

**Postretirement and Pension Benefit Costs at Various Generating Stations**

The coal suppliers to Springerville Generating Station and some of TEP's remote generating stations have submitted demands for payment by TEP of postretirement and pension benefit costs for these coal suppliers' employees under the coal supply agreements with TEP.

Springerville Generating Station: In June 2004, TEP paid $3 million in settlement of a claim for postretirement benefit costs related to the coal supply agreement at Springerville Generating Station. In addition, a clause was deleted from the coal supply agreement that would have allowed costs related to increases in welfare and pension benefits resulting from attempts to unionize or union negotiations to be passed to TEP. TEP recorded costs of $0.5 million in 2003 and 2004 associated with the settlement for the period April 2002 through June 2004. The remaining settlement of $2 million represents a prepayment and will be amortized to coal inventory over the remaining life of the coal supply agreement through 2010 and expensed as fuel is burned.

Four Corners Generating Station: The claim for postretirement benefits at Four Corners was settled as part of the coal contract extension. TEP paid $0.3 million for postretirement benefits in 2003.

Navajo Generating Station: Peabody has filed a lawsuit against the participants at Navajo, including TEP, for retiree postretirement benefit costs. The Navajo participants and Peabody have agreed to stay the discovery process in this litigation until August 31, 2005 to allow the parties additional time to negotiate a potential settlement.

San Juan Generating Station: The cost of postretirement benefits is included in the cost of coal to San Juan.

To the extent that amounts become estimatable and payment probable, TEP will record a liability for additional postretirement and pension benefit costs at the Navajo Generating Station. TEP does not expect any settlement to be material to TEP.

**Environmental Reclamation at Remote Generating Stations**

TEP currently pays on-going reclamation costs related to the coal mines which supply the remote generating stations, and it is probable that TEP will have to pay a portion of final reclamation costs upon mine closure. When a reasonable estimate of final reclamation costs is available, the liability is recognized as a cost of coal over the remaining term of the respective coal supply agreement. At December 31, 2004, TEP estimates its undiscounted final reclamation liability to be $42 million, and the present value of TEP's liability for final reclamation approximates $12 million at the expiration dates of the coal supply agreements.

Amounts recorded for final reclamation are subject to various assumptions and determinations, such as estimating the costs of reclamation, estimating when final reclamation will occur, and the credit-adjusted risk-free interest rate to be used to discount future liabilities. Changes that may arise over time with regard to these assumptions and determinations will change amounts recorded in the future as expense for post-term reclamation. TEP does not believe that recognition of its final reclamation obligations will be material to TEP in any single year since recognition occurs over the remaining lives of its coal supply agreements.

**RESOLUTION OF TEP CONTINGENCY**

**Grand Canyon Trust**

In November 2001, the GCT filed a complaint in U.S. District Court against TEP for alleged violations of the Clean Air Act at the Springerville Generating Station. The complaint alleged that more stringent emission standards should apply to Units 1 and 2. In February 2005, TEP and the GCT reached a settlement under which the GCT will resolve all claims against TEP regarding Springerville Generating Station. TEP will implement new emission limits at Units 1 and 2 by January 1, 2006, and, if SRP decides to construct Unit 4 (see Note 14), $1 million will be contributed for each of five years to a demand side management fund. This settlement is not expected to be material to TEP.

### Litigation and Claims Related to San Juan Generating Station

On May 16, 2002, the GCT and the Sierra Club filed a citizen lawsuit under the Clean Air Act in federal district court in New Mexico against Public Service Company of New Mexico (PNM) as operator of San Juan. TEP owns 50% of San Juan Units 1 and 2, which equates to 19.8% of the total San Juan Generating Station. The lawsuit alleges two violations of the Clean Air Act and related regulations and permits. One of the two claims, concerning the initial permitting of San Juan, was dismissed by the court in August 2003. The remaining claim alleged that PNM violated its present Title V operating permit for Units 1, 3 and 4 by exceeding the 20% opacity standard on numerous occasions between 1998 and 2002; opacity is a means to monitor the particulate matter contained in an emission.

In September 2003, the New Mexico Environment Department (NMED) notified PNM, operator of San Juan, of alleged excess emissions and opacity in violation of the air quality permits at San Juan. The NMED issued a draft compliance order assessing unspecified civil penalties; however, no compliance order has been issued.

PNM has reached a settlement agreement with the parties that will cause the above-described actions to be dismissed. Under the agreement, the co-owners of San Juan will install new technology at the generating station to reduce mercury, particulate matter, NOx, and $SO_2$ emissions over the next five years. TEP's share of the cost of new pollution control equipment based on its ownership of San Juan is anticipated to be approximately $25 million. The majority of those capital expenditures will be incurred in calendar years 2007, 2008, and 2009. In addition, TEP's share of increased operating and maintenance costs associated with the new technologies is expected to be approximately $12 million over the next 10 years.

### UES CONTINGENCY

See Note 3 for a description of UES' contingency.

### MILLENNIUM CONTINGENCY – NATIONS ENERGY

In September 2001, Nations Energy sold its 26% equity interest in a power project located in Curacao, Netherlands Antilles to Mirant Curacao Investments, Ltd. (Mirant Curacao) a subsidiary of Mirant Corporation (Mirant). Nations Energy received $5 million in cash and an $11 million note receivable from Mirant Curacao. The note was recorded at its net present value of $8 million using an 8% discount rate, the discount being recognized as interest income over the five-year life of the note. As of December 31, 2004, Nations Energy's receivable from Mirant Curacao is approximately $8 million. The note is primarily included in Investments and Other Property – Other on UniSource Energy's balance sheet. The first payment of $2 million on the receivable was received in June 2004. The remaining payments on the note receivable are expected to be received as follows: $4 million in July 2005 and $5 million in July 2006.

The note is guaranteed by Mirant Americas, Inc., a subsidiary of Mirant. On July 14, 2003, Mirant, Mirant Americas, Inc. and various other Mirant companies filed for Chapter 11 bankruptcy protection. Mirant Curacao was not included in the Chapter 11 filings. Based on a review of the projected cash flows for the power project, it appears Mirant Curacao will have sufficient future cash flows to pay the note receivable and any applicable interest. However, we cannot predict the ultimate outcome that Mirant's bankruptcy will have on the collectibility of the note from Mirant Curacao. Nations Energy will continue to evaluate the collectibility of the receivable, but currently expects to collect the note in its entirety and has not recorded any reserve for this note.

### GUARANTEES AND INDEMNITIES

In the normal course of business, UniSource Energy and certain subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. We enter into these agreements primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis. The most significant of these guarantees are:

- UES' guarantee of $160 million of aggregate principal amount of senior unsecured notes issued by UNS Gas and UNS Electric to purchase the Citizens Arizona gas and electric utility assets,

- UniSource Energy's guarantee of approximately $8 million in natural gas transportation and supply payments in addition to building and equipment lease payments for UNS Gas, UNS Electric, and subsidiaries of Millennium, and
- Millennium's guarantee of approximately $3 million in commodity-related payments for MEG and building lease payments for a subsidiary at December 31, 2004.

To the extent liabilities exist under the contracts subject to these guarantees, such liabilities are included in UniSource Energy's consolidated balance sheets.

In addition, UniSource Energy and its subsidiaries have indemnified the purchasers of interests in certain investments from additional taxes due for years prior to the sale of such investments. The terms of the indemnifications provide for no limitation on potential future payments; however, we believe that we have abided by all tax laws and paid all tax obligations. We have not made any payments under the terms of these indemnifications to date.

We believe that the likelihood UniSource Energy, UES, or Millennium would be required to perform or otherwise incur any significant losses associated with any of these guarantees or indemnities is remote.

## NOTE 9. UTILITY PLANT AND JOINTLY-OWNED FACILITIES

### UTILITY PLANT

The following table shows Utility Plant in Service by company and major class at December 31:

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | - Millions of Dollars - | | | | | |
| | TEP | UES | UniSource Energy Consolidated | TEP | UES | UniSource Energy Consolidated |
| Plant in Service: | | | | | | |
| Electric Generation Plant | $1,206 | $ 5 | $ 1,211 | $1,187 | $ 5 | $ 1,192 |
| Electric Transmission Plant | 539 | 13 | 552 | 531 | 11 | 542 |
| Electric Distribution Plant | 823 | 74 | 897 | 780 | 61 | 841 |
| Gas Distribution Plant | - | 135 | 135 | - | 120 | 120 |
| Gas Transmission Plant | - | 12 | 12 | - | 9 | 9 |
| General Plant | 146 | 14 | 160 | 133 | 10 | 143 |
| Intangible Plant | 56 | 7 | 63 | 49 | 2 | 51 |
| Electric Plant Held for Future Use | 2 | 1 | 3 | 1 | - | 1 |
| Total Plant in Service | $2,772 | $ 261 | $ 3,033 | $2,681 | $ 218 | $ 2,899 |
| Utility Plant under Capital Leases | $ 723 | $ 1 | $ 724 | $ 747 | $ 1 | $ 748 |

Intangible Plant primarily represents computer software costs. TEP's unamortized computer software costs were $24 million as of December 31, 2004 and December 31, 2003. UES' unamortized computer software costs were $2 million as of December 31, 2004 and December 31, 2003.

All TEP Utility Plant under Capital Leases is used in TEP's generation operations.

The depreciable lives currently used by TEP are as follows:

| Major Class of Utility Plant in Service | Depreciable Lives |
|---|---|
| Electric Generation Plant | 23-70 years |
| Electric Transmission Plant | 10-50 years |
| Electric Distribution Plant | 24-60 years |
| General Plant | 5-45 years |
| Intangible Plant | 3-10 years |

During the first quarter of 2004, TEP engaged an independent third party to review the economic estimated useful lives of its owned generating assets in Springerville, Arizona. TEP then hired a different independent third party to perform a depreciation study for its generation assets, taking into consideration the newly determined economic useful life for the Springerville assets, and changes in generation plant life information used by the operators and other participants of the joint power plants in which TEP participates. As a result of these analyses, in July 2004, TEP lengthened the useful lives of various generation assets for periods ranging from 11 to 22 years. Consequently, depreciation rates and the corresponding depreciation expense have been revised to reflect the life extensions. The annual impact of these changes in depreciation rates is a reduction in depreciation expense of $9 million. A study is currently underway by the operating agent of the San Juan Generating Station to determine whether San Juan's economic useful life has changed from previous estimates. If the economic life of San Juan is extended by ten years, TEP's annual depreciation expense would decrease by an additional $4 million.

In the fourth quarter of 2004, TEP determined that one of its capital lease assets and the corresponding obligation were overstated. To reduce the asset a net adjustment of $18 million was recorded and a $20 million reduction to the obligation was recorded. In addition, a $2 million pre-tax net cumulative reduction of previously overstated depreciation and interest expense was recorded. See Note 10 and 21.

See *TEP Utility Plant* in Note 1 and *TEP Capital Lease Obligations* in Note 10.

The depreciable lives currently used by UES are as follows:

| Major Class of Utility Plant in Service | Depreciable Lives |
|---|---|
| Electric Generation Plant | 23-40 years |
| Electric Transmission Plant | 11-45 years |
| Electric Distribution Plant | 14-26 years |
| Gas Distribution Plant | 17-48 years |
| Gas Transmission Plant | 37-55 years |
| General Plant | 3-33 years |

**JOINTLY-OWNED FACILITIES**

At December 31, 2004, TEP's interests in generating stations and transmission systems that are jointly-owned with other utilities were as follows:

| | Percent Owned by TEP | Plant in Service * | Construction Work in Progress | Accumulated Depreciation |
|---|---|---|---|---|
| | | -Millions of Dollars- | | |
| San Juan Units 1 and 2 | 50.0% | $ 302 | $ 1 | $ 211 |
| Navajo Station Units 1, 2 and 3 | 7.5 | 128 | 3 | 69 |
| Four Corners Units 4 and 5 | 7.0 | 80 | 3 | 65 |
| Transmission Facilities | 7.5 to 95.0 | 226 | - | 148 |
| Luna Energy Facility | 33.3 | - | 13 | - |
| Total | | $ 736 | $ 20 | $ 493 |

*Included in Utility Plant shown above.

TEP has financed or provided funds for the above facilities and TEP's share of their operating expenses is reflected in the income statements. See Note 8 for commitments related to TEP's jointly-owned facilities.

On November 12, 2004, TEP, Phelps Dodge Energy Services, LLC and PNM Resources, Inc. (PNMR) each purchased from Duke Energy North America, LLC a one-third interest in a limited liability company which owned the partially constructed natural gas-fired Luna Energy Facility (Luna). In February 2005, most of the assets of the limited liability company were transferred to the new owners so that each owner directly owns a one-third interest in the plant. Luna is designed as a 570-MW combined cycle plant in southern New Mexico and is expected to be operational by the summer of 2006. Luna is expected to provide TEP with 190 MW of power to serve its wholesale and retail customers. PNM, an affiliate of PNMR, will oversee the completion of construction of Luna, which is approximately 50 percent complete, and will operate Luna.

TEP paid $13 million for its one-third interest in Luna. TEP expects to spend up to an additional $33 million for its one-third share of the costs to complete construction of Luna and purchase necessary inventory items, of which $30 million will be spent in 2005 and the remainder in 2006. In addition, TEP expects to spend $3 million for its share of the capital expenditures related to an anticipated outage in 2009. TEP anticipates that internal cash flows will fund its share of the costs related to the plant.

## NOTE 10. DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt matures more than one year from the date of the financial statements. UniSource Energy's long-term debt is summarized in the statements of capitalization.

### UNISOURCE ENERGY DEBT

#### Intercompany Note Payable

On January 1, 1998, TEP and UniSource Energy exchanged all the outstanding common stock of TEP on a share-for-share basis for the Common Stock of UniSource Energy. Following the share exchange, TEP transferred the stock of Millennium to UniSource Energy for a $95 million promissory note due in 2008. Approximately $25 million of this note represented a gain to TEP. TEP did not record this gain in income. Instead, this gain was reflected as an increase in TEP's common stock equity when UniSource Energy repaid the note on March 1, 2005 (see *Subsequent Events* below). In accordance with the ACC order authorizing the formation of the holding company, interest was payable on the note every two years beginning January 1, 2000 at a rate of 9.78% per year.

#### Bridge Loan

In August 2003, UniSource Energy borrowed $35 million from a financial institution in the form of short-term debt to help finance the purchase of Citizens Arizona electric and gas utility assets. The funds were recorded as an equity contribution in the capitalization of UNS Gas and UNS Electric. In October 2003, as required by the debt agreement, UniSource Energy repaid the $35 million loan upon the financial close of the Springerville Unit 3 project. See Note 14.

### TEP DEBT

#### Long-Term Debt

TEP made the required sinking fund payments of $2 million on its First Mortgage IDBs in each of 2004 and 2003. TEP redeemed $0.4 million of its 8.5% First Mortgage Bonds in 2003 and the remaining $27 million in 2004. TEP paid a premium of $0.4 million related to the 2004 redemption. A portion of this premium was expensed immediately, while the remainder is being amortized over the original life of the bonds. TEP did not issue any new bonds in 2004 or 2003.

### First and Second Mortgage Indentures

TEP's first and second mortgage indentures create liens on and security interests in most of TEP's utility plant assets, with the exception of Springerville Unit 2. San Carlos Resources Inc., a wholly-owned subsidiary of TEP, holds title to Springerville Unit 2. Utility Plant under Capital Leases is not subject to such liens or available to TEP creditors, other than the lessors. The net book value of TEP's utility plant subject to the lien of the indentures was $1,166 million at December 31, 2004.

### Bank Credit Agreement

On March 25, 2004, TEP entered into a new $401 million credit agreement. The agreement replaces the credit facilities provided under TEP's $401 million credit agreement that would have expired in 2006. The new credit agreement includes a $60 million revolving credit facility for general corporate purposes and a $341 million letter of credit facility, to support $329 million aggregate principal amount of tax-exempt variable rate bonds. The credit agreement has a five year term through June 30, 2009 and is secured by $401 million in aggregate principal amount of Second Mortgage Bonds issued under TEP's General Second Mortgage Indenture.

The credit agreement contains a number of restrictive covenants, including restrictions on additional indebtedness, liens, sale of assets and sale-leasebacks. The credit agreement also contains several financial covenants including: (a) minimum consolidated tangible net worth, (b) a minimum cash coverage ratio, and (c) a maximum leverage ratio. Under the terms of the credit agreement, TEP may pay dividends so long as it maintains compliance with the credit agreement. The credit agreement also provides that under certain circumstances, certain regulatory actions could result in a required reduction of the commitments. As of December 31, 2004, TEP was in compliance with the terms of the credit agreement.

The letter of credit fee of 2.35% on the new facility is significantly lower than the previous credit agreement's weighted average letter of credit fee of approximately 5%. The agreement also provides for letter of credit fronting fees of 0.25%, the same rate as the previous agreement. Unreimbursed drawings on a letter of credit bear a variable rate of interest based on LIBOR plus 2.25% per annum. Interest savings in 2004 were partially offset by the March 2004 write-off of $2 million of fees associated with the prior facility that were capitalized and being amortized through 2006. These fees were related to debt associated with the generation portion of TEP's operations. Fees of $9 million associated with the entry into the new facility are being amortized through June 2009. This expense is included in Long-Term Debt Interest Expense in UniSource Energy's income statements.

At December 31, 2004, TEP had no outstanding borrowings under the revolving credit facility. If TEP borrows under the revolving credit facility, the borrowing costs would be at a variable interest rate consisting of a spread over LIBOR or an alternate base rate. The spread is based upon a pricing grid tied to TEP's leverage. The per annum rate currently in effect on borrowings under TEP's revolving credit facility, based on its leverage, is LIBOR plus 2.25%. If TEP's leverage were to change, the spread over LIBOR could range from 1.50% to 2.25%. TEP also pays a commitment fee of 0.50% on the unused portion of the revolving credit facility.

## TEP CAPITAL LEASE OBLIGATIONS

The terms of TEP's capital leases are as follows:

- The Sundt Lease has an initial term to January 2011 and provides for renewal periods of two or more years through 2020.
- The Springerville Common Facilities Leases have an initial term to December 2017 for one lease and January 2021 for the other two leases, subject to optional renewal periods of two or more years through 2025.
- The Springerville Unit 1 Leases have an initial term to January 2015 and provide for renewal periods of three or more years through 2030.
- The Springerville Coal Handling Facilities Leases have an initial term to April 2015 and provide for one renewal period of six years, then additional renewal periods of five or more years through 2035.

On or before each lease expiration date, TEP will determine if it will purchase the assets at the value stipulated in the lease or renegotiate the lease term. In some of the leases, the stipulated value is a fixed amount, and in others it is at fair market value.

**Springerville Lease Debt and Equity**

TEP held an investment in Springerville Unit 1 lease debt totaling $98 million at December 31, 2004 and $100 million at December 31, 2003. TEP purchased an additional $4 million of Springerville Unit 1 lease debt in 2004, but made no comparable purchases in 2003. TEP received $7 million in principal payments related to this investment in each of 2004 and 2003.

In the fourth quarter of 2004, TEP determined that one of its capital lease assets and the corresponding obligation were overstated. To reduce the obligation, an adjustment of $20 million was recorded. See Note 9 and 21.

TEP also held an investment in Springerville Coal Handling Facilities lease debt totaling $73 million at December 31, 2004 and $79 million at December 31, 2003. TEP received $5 million in principal payments related to this investment in each of 2004 and 2003. TEP purchased a 13% ownership interest in the Springerville Coal Handling Facilities Leases for $13 million in December 2001 and all $96 million of the debt related to these capital leases in January 2002. In March 2002, TEP terminated the lease related to its equity interest and cancelled the associated debt. As a result of the lease termination, TEP recorded a $21 million reduction to the capital lease obligation, a $27 million reduction of its investment, and a $6 million increase in the capital lease asset, which represented the residual value of TEP's interest in the leased asset.

TEP recognizes interest income on these investments. TEP's purchases of lease debt and equity are reflected in investing activities on TEP's cash flow statements.

In 1985, TEP sold and leased back its undivided one-half ownership interest in the common facilities at the Springerville Generating Station. Under the terms of the Springerville Common Facilities Leases, TEP must periodically arrange for refinancing or refunding of the secured notes underlying the leases prior to the named date in order to avoid a special event of loss. The special event of loss date is currently set at June 30, 2006. Interest on the debt is payable at LIBOR plus 4.25%. The LIBOR rate is reset every six months and the average rate in effect on December 31, 2004 was 1.92%, which resulted in a total average interest rate on the lease debt of 6.17% at year end.

**UNS GAS AND UNS ELECTRIC LONG-TERM DEBT**

**Senior Unsecured Notes**

On August 11, 2003, UNS Gas and UNS Electric issued a total of $160 million of aggregate principal amount of senior unsecured notes in a private placement. Proceeds from the note issuance were paid to Citizens to purchase the Arizona gas and electric system assets. UNS Gas issued $50 million of 6.23% notes due August 11, 2011 and $50 million of 6.23% notes due August 11, 2015. UNS Electric issued $60 million of 7.61% notes due August 11, 2008. All three series of notes may be prepaid with a make-whole call premium reflecting a discount rate equal to an equivalent maturity U.S. Treasury security yield plus 50 basis points. UNS Gas and UNS Electric incurred a total of $2 million in debt costs related to the issuance of the notes. These costs were deferred and are being amortized over the life of the notes. The notes are guaranteed by UES.

The note purchase agreements for both UNS Gas and UNS Electric contain certain restrictive covenants, including restrictions on transactions with affiliates, mergers, liens to secure indebtedness, restricted payments, incurrence of indebtedness, and minimum net worth. For purposes of these notes, net worth equals common stock equity less amounts attributable to minority interests and intangible assets not recoverable through rates. The actual and required minimum net worth levels at December 31, 2004 were as follows:

| | Required Minimum Net Worth | Actual Net Worth |
|---|---|---|
| | -Millions of Dollars- | |
| UES | $ 50 | $ 100 |
| UNS Gas | 43 | 59 |
| UNS Electric | 26 | 41 |

The incurrence of indebtedness covenant requires each of UNS Gas and UNS Electric to meet certain tests before an additional dollar of indebtedness may be incurred. These tests include (a) a ratio of Consolidated Long-Term Debt to Consolidated Total Capitalization of no greater than 0.65 to 1.00, and (b) an Interest Coverage Ratio (a measure of cash flow to cover interest expense) of at least 2.50 to 1.00. However, UNS Gas and UNS Electric may, without meeting these tests, refinance indebtedness and incur short-term debt in an amount not to exceed $7 million in the case of UNS Gas, and $5 million in the case of UNS Electric. Neither UNS Gas nor UNS Electric, may declare or make distributions or dividends (restricted payments) on their common stock unless (a) immediately after giving effect to such action no default or event of default would exist under such company's note purchase agreement and (b) immediately after giving effect to such action, such company would be permitted to incur an additional dollar of indebtedness under the debt incurrence test for such company. As of December 31, 2004, UNS Gas and UNS Electric were in compliance with the terms of the note purchase agreements.

### MEG LINE OF CREDIT

MEG has a bank line of credit for the purpose of issuing letters of credit to counterparties to support its emissions allowance and coal trading activities. In September 2004, MEG reduced this bank line of credit from $5 million to $3 million. As of December 31, 2004, MEG had $2 million in outstanding LOCs, all of which had expired by the end of February 2005. In accordance with UniSource Energy's intention to cease making capital contributions to Millennium, Millennium has significantly reduced the holdings and activity of MEG. MEG is in the process of winding down its activities and will not engage in any new activities after 2005. MEG's bank line of credit will expire on March 27, 2005 and will not be renewed.

### MATURITIES AND SINKING FUND REQUIREMENTS

Long-term debt, including sinking funds, and capital lease obligations mature on the following dates:

| | IDBs Supported by LOCs | Scheduled Long-Term Debt Retirements (1) | Capital Lease Obligations | TEP Total | UNS Gas | UNS Electric | UniSource Energy Total |
|---|---|---|---|---|---|---|---|
| | | | -Millions of Dollars- | | | | |
| 2005 | $ - | $ 2 | $ 120 | $ 122 | $ - | $ - | $ 122 |
| 2006 | - | 21 | 123 | 144 | - | - | 144 |
| 2007 | - | 1 | 128 | 129 | - | - | 129 |
| 2008 | - | 167 | 121 | 288 | - | 60 | 348 |
| 2009 | 329 | - | 68 | 397 | - | - | 397 |
| Total 2005 – 2009 | 329 | 191 | 560 | 1,080 | - | 60 | 1,140 |
| Thereafter | - | 579 | 780 | 1,359 | 100 | - | 1,459 |
| Less: Imputed Interest | - | - | (585) | (585) | - | - | (585) |
| Total | $ 329 | $ 770 | $ 755 | $1,854 | $ 100 | $ 60 | $ 2,014 |

(1) As discussed above, TEP redeemed its remaining First Mortgage IDBs in March 2005. If this redemption were reflected in this table, the only remaining Scheduled Long-Term Debt Retirement for 2005 – 2009 would be $138 million in 2008.

**SUBSEQUENT EVENTS**

On March 1, 2005, UniSource Energy issued $150 million aggregate principal amount of 4.50% Convertible Senior Notes due 2035 through a domestic offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the Act) and to persons in offshore transactions in reliance on Regulation S under the Act. Each $1,000 principal amount of notes is convertible into 26.6667 shares of UniSource Energy Common Stock at any time, representing a conversion price of approximately $37.50 per share of UniSource Energy Common Stock, subject to adjustment in certain circumstances. Beginning on March 5, 2010, UniSource Energy will have the option to redeem the notes, in whole or in part, for cash, at a price equal to 100% of the principal amount plus accrued and unpaid interest. Holders of the notes will have the ability to require UniSource Energy to repurchase the notes, in whole or in part, for cash on March 1, 2015, 2020, 2025 and 2030, or if certain specified fundamental changes involving UniSource Energy occur. The repurchase price will be 100% of the principal amount of the notes plus accrued and unpaid interest.

On March 1, 2005, UniSource Energy used $106 million of the net proceeds from this offering to repay the $95 million promissory note to TEP plus accrued interest of $11 million. UniSource Energy expects that TEP will use these funds to redeem or repurchase certain of TEP's existing indebtedness through transactions that may include negotiated or market purchases, tender offers and redemptions. TEP has not yet determined the series of debt to be redeemed or repurchased.

TEP made the required sinking fund payment of $1 million on its 6.1% First Mortgage IDBs in January 2005. In March 2005, TEP redeemed at par the remaining $31 million of its 6.1% First Mortgage IDBs, which were due in 2008, as well as the remaining $21 million of its 7.5% First Mortgage IDBs, which were due in 2006.

## NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of our financial instruments are as follows:

| | December 31, 2004 | | December 31, 2003 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| | -Millions of Dollars- | | | |
| **Assets:** | | | | |
| TEP Springerville Lease Debt Securities (included in Investments and Other Property) | **$ 171** | **$ 182** | $ 179 | $ 198 |
| **Liabilities:** | | | | |
| TEP First Mortgage Bonds – Fixed Rate: | | | | |
| Corporate | **-** | **-** | 27 | 27 |
| IDBs | **53** | **53** | 55 | 55 |
| First Collateral Trust Bonds | **138** | **153** | 138 | 155 |
| TEP Second Mortgage Bonds – IDBs (Variable Rate) | **329** | **329** | 329 | 329 |
| TEP Unsecured IDBs – Fixed Rate | **579** | **568** | 579 | 582 |
| UNS Gas Senior Unsecured Notes | **100** | **108** | 100 | 100 |
| UNS Electric Senior Unsecured Notes | **60** | **64** | 60 | 60 |

See Note 10 for a description of TEP's investment in Springerville Lease Debt. TEP intends to hold the $171 million investment in Springerville Lease Debt Securities to maturity ($39 million matures through January 1, 2009, $73 million matures through July 1, 2011, and $59 million matures through January 1, 2013). This investment is stated at amortized cost, which means the purchase cost has been adjusted for the amortization of the premium and discount to maturity. TEP determined the fair value of this investment by calculating the present value of the cash flows of each note, using a discount rate consistent with market yields generally available as of December

31, 2004 and December 31, 2003 for bonds with similar characteristics with respect to credit rating and time-to-maturity. The use of different market assumptions and/or estimation methodologies may yield different estimated fair value amounts.

TEP considers the principal amounts of variable rate debt outstanding to be reasonable estimates of their fair value. TEP determined the fair value of its taxable fixed rate obligations including the Corporate First Mortgage Bonds and First Collateral Trust Bonds by calculating the present value of the cash flows of each fixed rate obligation. TEP used a rate consistent with market yields generally available as of December 31, 2004 and December 31, 2003 for bonds with similar characteristics with respect to credit rating and time-to-maturity. The use of different market assumptions and/or estimation methodologies may yield different estimated fair value amounts. TEP based the fair value of its tax-exempt fixed rate obligations including the First Mortgage IDBs and the Unsecured IDBs on quoted market prices for the same or similar debt.

As of December 31, 2004, UNS Gas and UNS Electric determined the fair value of the $160 million of senior unsecured notes by calculating the present value of the cash flows of each note, using a discount rate consistent with market yields generally available as of December 31, 2004 for bonds with similar characteristics with respect to credit rating and time-to-maturity. The use of different market assumptions and/or estimation methodologies may yield different estimated fair value amounts. As of December 31, 2003, UNS Gas and UNS Electric considered the principal amounts of these notes, which were issued in August 2003, to be reasonable estimates of their fair value.

The carrying amounts of our current assets and liabilities approximate fair value.

## NOTE 12. STOCKHOLDERS' EQUITY

### DIVIDEND LIMITATIONS

#### UniSource Energy

In February 2005, UniSource Energy declared a quarterly dividend to the shareholders of $0.19 per share of UniSource Energy Common Stock. The dividend, totaling approximately $7 million, was paid on March 8, 2005 to common shareholders of record as of February 15, 2005. In 2004, UniSource Energy paid quarterly dividends to the shareholders of $0.16 per share, for a total of $0.64 per share, or $22 million, for the year. During 2003, UniSource Energy paid quarterly dividends to the shareholders of $0.15 per share, for a total of $0.60 per share, or $20 million, for the year. During 2002, UniSource Energy paid quarterly dividends to the shareholders of $0.125 per share, for a total of $0.50 per share, or $17 million, for the year.

Our ability to pay cash dividends on Common Stock outstanding depends, in part, upon cash flows from our subsidiaries: TEP, UES, Millennium and UED. Additionally, as a result of the acquisition agreement discussed in Note 2, UniSource Energy's quarterly dividend payment was limited to no more than $0.16 per share in 2004.

#### TEP

TEP paid dividends of $32 million in 2004, $80 million in 2003, and $35 million in 2002. UniSource Energy is the primary holder of TEP's common stock. TEP met the following requirements before paying these dividends:

- **Bank Credit Agreement**

TEP's new Credit Agreement as of March 2004 allows TEP to pay dividends as long as TEP maintains compliance with the agreement and certain financial covenants.

- **ACC Holding Company Order**

The ACC Holding Company Order does not allow TEP to pay dividends in excess of 75% of its annual earnings until TEP's equity ratio equals 37.5% of total capitalization, excluding capital lease obligations. The UES Settlement Agreement, as approved by the ACC, modifies this dividend limitation so that it will remain in place until TEP's common equity equals 40% of total capitalization (excluding capital lease obligations).

- **Federal Power Act**

This Act states that dividends shall not be paid out of funds properly included in capital accounts. TEP's 2004, 2003 and 2002 dividends were paid from current year earnings.

**UES**

UES did not pay any dividends to UniSource Energy in 2004 or 2003. UES' ability to pay dividends is limited by restrictions placed on its subsidiaries, UNS Gas and UNS Electric. As discussed in Note 3, the UES Settlement Agreement limits dividends payable by both UNS Gas and UNS Electric to UniSource Energy to 75% of earnings until the ratio of common equity to total capitalization reaches 40%. UNS Electric met this ratio requirement at December 31, 2004. Additionally, the terms of the senior unsecured note agreements entered into by both UNS Gas and UNS Electric contain dividend restrictions. See Note 10.

**Millennium and UED**

Millennium did not pay any dividends to UniSource Energy in 2004, 2003 or 2002. UED did not pay any dividends to UniSource Energy in 2004 or 2002. UED paid a dividend to UniSource Energy of $50 million in 2003. Millennium and UED have no dividend restrictions.

**UNISOURCE ENERGY SHAREHOLDER RIGHTS PLAN**

In March 1999, UniSource Energy adopted a Shareholder Rights Plan. As of April 1, 1999, each Common Stock shareholder receives one Right for each share held. Each Right initially allows shareholders to purchase UniSource Energy's Series X Preferred Stock at a specified purchase price. However, the Rights are exercisable only if a person or group (the "acquirer") acquires or commences a tender offer to acquire 15% or more of UniSource Energy Common Stock. Each Right would entitle the holder (except the acquirer) to purchase a number of shares of UniSource Energy Common or Preferred Stock (or, in the case of a merger of UniSource Energy into another person or group, common stock of the acquiring person) having a fair market value equal to twice the specified purchase price. At any time until any person or group has acquired 15% or more of the Common Stock, UniSource Energy may redeem the Rights at a redemption price of $0.001 per Right. The Rights trade automatically with the Common Stock when it is bought and sold. The Rights expire on March 31, 2009.

## NOTE 13. TEP WHOLESALE ACCOUNTS RECEIVABLE AND ALLOWANCES

TEP's Accounts Receivable from Electric Wholesale Sales, included in Trade Accounts Receivable on the balance sheet, totaled $22 million at December 31, 2004 and $26 million at December 31, 2003, net of allowances. TEP's Allowance for Doubtful Accounts on the balance sheet includes $13 million at December 31, 2004 and $10 million at December 31, 2003 related to sales to the California Power Exchange (CPX) and the California Independent System Operator (CISO) in 2001 and 2000. Excluding the receivables from the CPX and the CISO, substantially all of the December 31, 2004 wholesale receivable balance has been collected as of the date of this filing.

TEP's collection shortfall from the CPX and the CISO was approximately $9 million for sales made in 2000 and $7 million for sales made in 2001. Since that time, the FERC staff has proposed various methodologies for calculating amounts of refunds/offsets applicable to wholesale sales made into the CISO's spot markets from October 2000 to June 2001. Based upon a FERC order in March 2003 (as reaffirmed by the FERC on October 16, 2003), TEP estimated that it would receive approximately $6 million of its $16 million receivable. In May 2004, the FERC issued two separate orders addressing numerous issues in the refund calculation and the fuel cost allowance calculation (an offset to the refund obligation). Based on these new orders, TEP increased its reserve for sales to the CPX and the CISO by $3 million by recording a reduction of wholesale revenues.

There are several other outstanding legal issues, complaints and lawsuits concerning the California energy crisis related to the FERC, wholesale power suppliers, Southern California Edison Company, Pacific Gas and Electric Company, the CPX and the CISO. We cannot predict the outcome of these issues or lawsuits. We believe, however, that TEP is adequately reserved for its transactions with the CPX and the CISO.

## NOTE 14. SPRINGERVILLE EXPANSION

On October 21, 2003 (the Closing Date), UED, TEP, Tri-State Generation and Transmission Association, Inc. (Tri-State) and Salt River Project Agricultural Improvement and Power District (SRP) entered into an Amended and Restated Joint Development Agreement, which provides for the development of two 400 MW coal-fired units at TEP's existing Springerville Generating Station by parties other than TEP.

On the Closing Date, TEP transferred the right to construct Unit 3, together with associated rights, to Tri-State. Tri-State completed financing of Unit 3 on that date and immediately began construction. Once the unit is completed, Tri-State will lease 100% of Unit 3 through a 34-year leveraged lease agreement with GE Structured Finance and will take 300 MW of the 400 MW capacity.

Under the Joint Development Agreement, SRP will purchase 100 MW of Unit 3's capacity from Tri-State under a 30-year power purchase agreement and will have the right to construct and own Unit 4 at a later date. If SRP decides to construct Unit 4, TEP and Tri-State may be required to find a replacement purchaser for SRP's 100 MW power purchase obligation from Unit 3. If TEP and Tri-State are unable to find a replacement purchaser, TEP would then purchase 100 MW of output from Unit 4, beginning with its commercial operation.

TEP executed contracts to provide operating, maintenance and other services to Units 3 and 4. TEP also agreed to purchase up to 100 MW of Tri-State system capacity for no more than five years from the time Unit 3 begins commercial operation, which we expect to occur in December 2006. TEP will benefit from approximately $90 million in upgraded emissions control equipment for Units 1 and 2 and other facilities at the Springerville Generating Station that will be paid for by the Unit 3 project. Due to the transfer of Unit 3 rights to Tri-State, in November 2003 TEP deposited $17 million with TEP's Second Mortgage Trustee in compliance with TEP's Credit Agreement. Such deposit was returned to TEP in 2004 when TEP refinanced its Credit Agreement and eliminated this requirement.

On the Closing Date, UED received reimbursement of all project development costs which it incurred in connection with Units 3 and 4 of approximately $29 million, plus a development fee (including accrued interest on development funds advanced) of $11 million. We recognized the development fee as income in the fourth quarter of 2003. On October 24, 2003, UniSource Energy repaid its $35 million short-term bridge loan with the proceeds.

## NOTE 15. INCOME AND OTHER TAXES

### INCOME TAXES

We record deferred tax liabilities for amounts that will increase income taxes on future tax returns. We record deferred tax assets for amounts that could be used to reduce income taxes on future tax returns. We record a Deferred Tax Assets Valuation Allowance for the amount of Deferred Tax Assets that we may not be able to use on future tax returns. We estimate the valuation allowance based on our interpretation of the tax rules, prior tax audits, tax planning strategies, scheduled reversal of deferred tax liabilities, and projected future taxable income.

Deferred tax assets (liabilities) consist of the following:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| | -Millions of Dollars- | |
| **Gross Deferred Income Tax Liabilities** | | |
| Plant – Net | $ (478) | $ (476) |
| Income Taxes Recoverable Through Future Revenues Regulatory Asset | (20) | (22) |
| Transition Recovery Asset | (89) | (108) |
| Other | (33) | (31) |
| **Gross Deferred Income Tax Liability** | (620) | (637) |
| **Gross Deferred Income Tax Assets** | | |
| Capital Lease Obligations | 314 | 337 |
| Net Operating Loss Carryforwards (NOL) | 7 | 18 |
| Investment Tax Credit Carryforwards | 5 | 8 |
| Alternative Minimum Tax Credit (AMT) | 100 | 88 |
| Accrued Postretirement Benefits | 19 | 17 |
| Emission Allowance Inventory | 14 | 14 |
| Coal Contract Termination Fees | 14 | 16 |
| Springerville Coal Handling Facility | 6 | 7 |
| Reserve for Uncollectible Accounts | 6 | 4 |
| Unregulated Investment Losses | 30 | 30 |
| Minimum Pension Liability | 7 | 1 |
| Vacation & Sick Accrual | 3 | 3 |
| Other | 25 | 21 |
| **Gross Deferred Income Tax Asset** | 550 | 564 |
| **Deferred Tax Assets Valuation Allowance** | (8) | (7) |
| **Net Deferred Income Tax Liability** | $ (78) | $ (80) |

The net deferred income tax liability is included in the balance sheets in the following accounts:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| | -Millions of Dollars- | |
| Deferred Income Taxes – Current Assets | **$ 24** | $ 16 |
| Deferred Income Taxes – Noncurrent Liabilities | **(102)** | (96) |
| **Net Deferred Income Tax Liability** | **$ (78)** | $ (80) |

The valuation allowance of $8 million at December 31, 2004 and $7 million at December 31, 2003, which reduces the Deferred Tax Asset balance, relates to Net Operating Loss (NOL) and Investment Tax Credit (ITC) carryforward amounts. The increase of $1 million is related to TEP's ITC carryforward. Of the $8 million valuation allowance at December 31, 2004, $7 million relates to losses generated by the Millennium entities. In the future, if UniSource Energy and the Millennium entities determine that all or a portion of the losses may be used on tax returns, then UniSource Energy and the Millennium entities would reduce the valuation allowance and recognize benefit of up to $7 million. The primary factor that could cause the Millennium entities to recognize a tax benefit would be a change in expected future taxable income. The remaining $1 million valuation allowance at December 31, 2004 relates to ITC carryfowards at TEP which may not be utilized on tax returns prior to their expiration. If in the future UniSource Energy and TEP determine that it is probable that TEP will not use all or a portion of additional ITC carryforward amounts, then UniSource Energy and TEP would record additional valuation allowance and recognize tax expense. The primary factor that could cause TEP to record additional valuation allowance would be a change in expected future taxable income.

In 2003, the Deferred Tax Assets Valuation Allowance decreased $15 million due primarily to TEP's expectation of using a portion of its NOL and ITC carryforward amounts. This resulted in the reduction of Income Tax Expense for the year ended December 31, 2003.

In 2002, the Deferred Tax Assets Valuation Allowance decreased $1 million due primarily to the settlement of audits.

As of December 31, 2004 UniSource Energy's deferred income tax assets include $14 million related to unregulated investment losses of Millennium. TEP's deferred income tax assets include $1 million related to unregulated investment losses. These losses have not been reflected on UniSource Energy consolidated income tax returns. If UniSource Energy is unable to recognize such losses through its consolidated income tax return in the forseeable future, UniSource Energy and TEP would be required to write off these deferred tax assets. Millennium intends to restructure its ownership in one of these investments, IPS, in 2005. As a result of this restructuring, we expect to liquidate IPS for tax purposes resulting in a taxable loss that will be reflected on UniSource Energy's consolidated income tax return. If this liquidation, or another action resulting in the recognition of the loss for tax purposes, does not occur UniSource Energy would be required to eliminate the deferred tax assets and recognize additional tax expense of $6 million.

In 2004, UniSource Energy recognized $1 million of tax benefit as a result of the settlement of a state income tax audit. This amount is included in the income tax expense (benefit) tables below.

In 2003, UniSource Energy recognized $1 million of tax and interest expense in anticipation of settlement of state income tax audits and settlement of a state sales tax audit. The income taxes are included in the expense (benefit) tables below.

In 2002, UniSource Energy recognized a tax benefit of $1.5 million as a result of final agreement with the IRS on audit issues and a tax benefit of $1 million from recognition of losses generated by the sale of a Nations Energy foreign entity.

In 2004, the tax effect of the exercise of certain employee stock options that are recognized differently for financial reporting and tax purposes was not recorded as a timing difference, but rather was credited to shareholder's equity. This resulted in a $1.5 million increase to the capital of UniSource Energy.

Additionally, in 2004, as a result of the termination of the UniSource Energy acquisition, UniSource Energy deducted certain legal and advisory fees which had previously been treated as permanently nondeductible expense. As a result, a current tax benefit of $1.1 million was recognized in the fourth quarter of 2004.

Income tax expense (benefit) included in the income statements consists of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| | -Millions of Dollars- | | |
| Current Tax Expense | | | |
| Federal | **$ 21** | $ 11 | $ 20 |
| State | **7** | 5 | 7 |
| Total | **28** | 16 | 27 |
| Deferred Tax Expense (Benefit) | | | |
| Federal | **7** | 12 | (1) |
| State | **(2)** | (1) | (7) |
| Total | **5** | 11 | (8) |
| Increase (Reduction) in Valuation Allowance | **1** | (15) | (1) |
| **Total Federal and State Income Tax Expense Before Cumulative Effect of Accounting Change** | **34** | 12 | 18 |
| **Tax on Cumulative Effect of Accounting Change (See Note 5)** | **-** | 44 | - |
| **Total Federal and State Income Tax Expense Including Cumulative Effect of Accounting Change** | **$ 34** | $ 56 | $ 18 |

The differences between the income tax expense and the amount obtained by multiplying pre-tax income by the U.S. statutory federal income tax rate of 35% are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| | -Millions of Dollars- | | |
| **Federal Income Tax Expense at Statutory Rate** | **$ 28** | $ 21 | $ 19 |
| State Income Tax Expense, Net of Federal Deduction | **4** | 3 | 2 |
| Depreciation Differences (Flow Through Basis) | **3** | 4 | 4 |
| Federal/State Credits | **(1)** | (2) | (4) |
| Increase (Reduction) in Valuation Allowance | **1** | (15) | (1) |
| Other | **(1)** | 1 | (2) |
| **Total Federal and State Income Tax Expense Before Cumulative Effect of Accounting Change** | **$ 34** | $ 12 | $ 18 |

The Total Federal and State Income Tax Expense in the tables above is included on UniSource Energy's income statement.

At December 31, 2004, UniSource Energy had, for federal and state income tax filing purposes, the following carryforward amounts:

| | Amount -Millions of Dollars- | Expiring Year |
|---|---|---|
| Net Operating Losses | **$ 18** | **2021-2022** |
| Investment Tax Credit | **5** | **2004-2024** |
| AMT Credit | **100** | **-** |

The $18 million in NOL carryforwards at UniSource Energy is subject to limitation due to a reorganization of certain Millennium entities in December 2002. The future utilization of these losses is dependant upon the generation of sufficient future taxable income at the separate company level.

### OTHER TAXES

TEP and UES act as conduits or collection agents for excise tax (sales tax) as well as franchise fees and regulatory assessments. They record liabilities payable to governmental agencies when they bill their customers for these amounts. Neither the amounts billed nor payable are reflected in the income statement.

## NOTE 16. EMPLOYEE BENEFIT PLANS

### PENSION BENEFIT PLANS

TEP and UES maintain noncontributory, defined benefit pension plans for substantially all regular employees and certain affiliate employees. Benefits are based on years of service and the employee's average compensation. TEP and UES fund the plans by contributing at least the minimum amount required under Internal Revenue Service regulations. Additionally, we provide supplemental retirement benefits to certain employees whose benefits are limited by IRS benefit or compensation limitations.

### OTHER POSTRETIREMENT BENEFIT PLANS

TEP provides limited health care and life insurance benefits for retirees. All regular employees may become eligible for these benefits if they reach retirement age while working for TEP or an affiliate.

TEP amended its other postretirement benefit plan to cap Medicare supplement payments for all current retirees under age 65 and all classified employees retiring after December 31, 2002 and eliminate post-65 medical benefits for all salaried employees retiring after January 1, 2002. These amendments required TEP to recalculate benefits related to participants' past service. TEP is amortizing the change in the benefit cost from these plan amendments on a straight-line basis over 10 years.

UniSource Energy acquired the Arizona gas and electric system assets from Citizens on August 11, 2003, assuming a $2 million liability for postretirement medical benefits for current retirees and a small group of active employees. The majority of UES employees do not currently participate in the postretirement medical plan.

The ACC allows TEP and UES to recover postretirement costs through rates only as benefit payments are made to or on behalf of retirees. The postretirement benefits are currently funded entirely on a pay-as-you-go basis. Under current accounting guidance, TEP and UES cannot record a regulatory asset for the excess of expense calculated per Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, over actual benefit payments.

FASB Staff Position No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* (FSP 106-2), provides guidance related to accounting for the federal subsidy available to certain employers providing retirees with prescription drug benefits. For public companies, FSP 106-2 is effective for the first interim or annual period beginning after June 15, 2004. Adoption of FSP 106-2 did not have a significant impact on our postretirement benefit costs or cash flows because prescription drug coverage is only available to a limited number of UniSource Energy retirees who are Medicare eligible.

The actuarial present values of all pension benefit obligations and other postretirement benefit plans were measured at December 1. The tables below include both TEP and UES plans. Amounts included for UES plans are not significant. The change in benefit obligation and plan assets and reconciliation of the funded status are as follows:

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | Years Ended December 31, | | | |
| | **2004** | **2003** | **2004** | **2003** |
| | -Millions of Dollars- | | | |
| **Change in Benefit Obligation** | | | | |
| Benefit Obligation at Beginning of Year | **$ 162** | $ 133 | **$ 68** | $ 59 |
| Actuarial (Gain) Loss | **16** | 16 | **(1)** | 3 |
| Interest Cost | **10** | 9 | **3** | 4 |
| Service Cost | **6** | 5 | **2** | 2 |
| Benefits Paid | **(6)** | (5) | **(2)** | (2) |
| Plan Amendments | **-** | 4 | **-** | - |
| Acquisition Adjustment | **-** | - | **-** | 2 |
| Benefit Obligation at End of Year | **188** | 162 | **70** | 68 |
| **Change in Plan Assets** | | | | |
| Fair Value of Plan Assets at Beginning of Year | **124** | 106 | **-** | - |
| Actual Return on Plan Assets | **12** | 20 | **-** | - |
| Benefits Paid | **(6)** | (5) | **(2)** | (2) |
| Employer Contributions | **6** | 3 | **2** | 2 |
| Fair Value of Plan Assets at End of Year | **136** | 124 | **-** | - |
| **Reconciliation of Funded Status to Balance Sheet** | | | | |
| Funded Status (Difference between Benefit Obligation and Fair Value of Plan Assets) | **(52)** | (38) | **(70)** | (68) |
| Unrecognized Net Loss | **50** | 37 | **30** | 33 |
| Unrecognized Prior Service Cost (Benefit) | **13** | 15 | **(10)** | (11) |
| Net Amount Recognized in the Balance Sheets | **$ 11** | $ 14 | **$ (50)** | $ (46) |
| **Amounts Recognized in the Balance Sheets Consist of:** | | | | |
| Prepaid Pension Costs Included in Other Assets | **$ 17** | $ 10 | **$ -** | $ - |
| Accrued Benefit Liability Included in Other Liabilities | **(35)** | (9) | **(50)** | (46) |
| Intangible Asset Included in Other Assets | **9** | 10 | **-** | - |
| Accumulated Other Comprehensive Income | **20** | 3 | **-** | - |
| Net Amount Recognized | **$ 11** | $ 14 | **$ (50)** | $ (46) |

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $154 million and $130 million at December 31, 2004 and 2003, respectively. The ABO was impacted by changes in actuarial assumptions including revised retirement rates and updated mortality rates in addition to a reduction in the discount rate.

| | December 31, | |
|---|---|---|
| | **2004** | **2003** |
| | -Millions of Dollars- | |
| **Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets:** | | |
| Projected Benefit Obligation at End of Year | $ 188 | $ 87 |
| Accumulated Benefit Obligation at End of Year | 154 | 70 |
| Fair Value of Plan Assets at End of Year | $ 136 | $ 61 |

The components of net periodic benefit costs are as follows:

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | Years Ended December 31, | | | | | |
| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| | -Millions of Dollars- | | | | | |
| **Components of Net Periodic Cost** | | | | | | |
| Service Cost | **$ 6** | $ 5 | $ 5 | **$ 2** | $ 2 | $ 2 |
| Interest Cost | **10** | 9 | 8 | **3** | 4 | 4 |
| Expected Return on Plan Assets | **(10)** | (9) | (11) | **-** | - | - |
| Prior Service Cost Amortization | **2** | 2 | 2 | **(1)** | (1) | - |
| Recognized Actuarial Loss | **2** | 2 | - | **2** | 2 | 2 |
| Net Periodic Benefits Cost (Benefit) | **$ 10** | $ 9 | $ 4 | **$ 6** | $ 7 | $ 8 |

For all pension plans, prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

**Additional Information**

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | Years Ended December 31, | | | |
| | 2004 | 2003 | 2004 | 2003 |
| | -Millions of Dollars- | | | |
| Minimum Pension Liability Included in Other Comprehensive Income | $20 | $3 | N/A | N/A |

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Weighted-Average Assumptions Used to Determine Benefit Obligations as of December 1,** | | | | |
| Discount Rate | 6.00 - 6.10% | 6.25% | 5.90% | 5.50% |
| Rate of Compensation Increase | 3.00 - 5.00% | 4.00% | - | - |

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31,** | | | | |
| Discount Rate | 6.25% | 6.75% | 5.50% | 6.75% |
| Rate of Compensation Increase | 3.00 - 5.00% | 4.00% | - | - |
| Expected Return on Plan Assets | 8.75% | 8.75% | - | - |

Net periodic benefit cost is subject to various assumptions and determinations, such as the discount rate, the rate of compensation increase, and the expected return on plan assets. We estimated the expected return on plan assets based on a review of the plans' asset allocations and consultations with a third-party investment consultant and the plans' actuary considering market and economic indicators, historical market returns, correlations and volatility, central banks' and government treasury departments' forecasts and objectives, and recent professional or academic research. Changes that may arise over time with regard to these assumptions and determinations will change amounts recorded in the future as net periodic benefit cost.

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| **Assumed Health Care Cost Trend Rates** | | |
| Health Care Cost Trend Rate Assumed for Next Year | 11.00% | 12.10% |
| Ultimate Health Care Cost Trend Rate Assumed | 5.00% | 5.00% |
| Year that the Rate Reaches the Ultimate Trend Rate | 2013 | 2013 |

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the December 31, 2004 amounts:

| | One-Percentage-Point Increase | One-Percentage-Point Decrease |
|---|---|---|
| | -Millions of Dollars- | |
| Effect on Total of Service and Interest Cost Components | $ 1 | $ - |
| Effect on Postretirement Benefit Obligation | $ 5 | $ (4) |

**Plan Assets**

TEP and UES calculate the market-related value of plan assets using the fair value of plan assets on the measurement date. The UES pension plan was initially funded during 2004. TEP and UES' pension plan asset allocations at December 31, 2004 and TEP's pension plan asset allocations at December 31, 2003, by asset category are as follows:

| | Plan Assets December 31, | |
|---|---|---|
| | 2004 | 2003 |
| **Asset Category** | | |
| Equity Securities | 68.25% | 68.1% |
| Debt Securities | 18.23% | 18.2% |
| Real Estate | 13.52% | 13.7% |
| Other | - | - |
| Total | 100.0% | 100.0% |

TEP's investment policy for the pension plans targets a range of exposure to the various asset classes surrounding the following allocations: equity securities 65%, debt securities 23% and real estate 12%. TEP rebalances the portfolio periodically when the portfolio allocation is not within the desired range of exposure. The plan seeks to provide returns in excess of the portfolio benchmark. The portfolio benchmark consists of the following indices: 55% S&P 500; 10% MSCI EAFE; 23% Lehman Aggregate; and 12% NCREIF. A third party investment consultant tracks the plan's portfolio relative to the benchmark and provides quarterly investment reviews which consist of a performance and risk assessment on all investment managers and on the portfolio.

Certain managers within the plan use, or have authorization to use, derivative financial instruments for risk management purposes or as a part of their investment strategy. Currency hedges have also been used for defensive purposes. Leverage is used by real estate managers but is limited by investment policy.

The policy for the UES pension plan is to provide exposures to equity and debt securities by investing in a balanced fund. As of December 31, 2004, the fund had approximately 60% of its assets invested in stocks and 40% in fixed income securities. The fund will hold no more than 75% of its total assets in stocks.

**Contributions**

TEP expects to contribute $6 million to its pension plans in 2005 and UES expects to contribute $1 million.

### Estimated Future Benefit Payments

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

| | Pension Benefits | Other Benefits |
|---|---|---|
| | -Millions of Dollars- | |
| 2005 | $ 4 | $ 3 |
| 2006 | 5 | 4 |
| 2007 | 6 | 4 |
| 2008 | 7 | 5 |
| 2009 | 8 | 6 |
| Years 2010-2014 | 56 | 34 |

### DEFINED CONTRIBUTION PLANS

TEP and UES sponsor defined contribution savings plans that are offered to all eligible employees. Certain affiliate employees are also eligible to participate. The plans are qualified 401(k) plans under the Internal Revenue Code. In a defined contribution plan, the benefits a participant is to receive result from regular contributions to a participant account. Participants direct the investment of contributions to certain funds in their account. Matching contributions to participant accounts are made under these plans. Matching contributions to these plans were approximately $4 million in 2004 and $3 million in each of 2003 and 2002.

## NOTE 17. STOCK-BASED COMPENSATION PLANS

Through December 31, 2004, we accounted for UniSource Energy's two stock-based compensation plans, the Director's Plan and the Omnibus Plan, under the recognition and measurement principles of APB 25 as allowed under FAS 123. However, management early adopted Statement of Financial Accounting Standards No. 123R, *Share Based Payment* effective January 1, 2005. See *New Accounting Standards.*

The Directors' Plan provides for annual awards of non-qualified stock options and restricted shares or stock units to each eligible director. Under the Directors' Plan, we are authorized to grant up to a total of 324,000 shares. The Omnibus Plan, which expired on February 3, 2004, allowed the Compensation Committee, a committee of non-employee directors, to grant the following types of awards to each eligible employee: stock options; stock appreciation rights; restricted stock; stock units; performance shares; and dividend equivalents. A total of 4.1 million shares were previously available under the Omnibus Plan provisions.

The terminated acquisition agreement discussed in Note 2 limited the amount of capital stock that UniSource Energy could issue under its stock plans in 2004. Additionally, both plans contain "Change in Control" provisions that provide for accelerated vesting of awards when certain conditions are met. The March 29, 2004 shareholder vote to approve the proposed merger triggered 100% vesting of all awards under the Omnibus Plan. The provision in the Directors' Plan did not take effect as it requires consummation of a merger to accelerate vesting.

At December 31, 2004, we had stock options, stock units, performance shares and restricted stock grants outstanding as discussed below.

### Stock Options

No stock options were granted during 2004. We granted stock options to key TEP and Millennium employees and members of the Board of Directors during 2003 and 2002. All stock options were granted at exercise prices equal to the market price of the Common Stock at the grant date. Director stock options currently vest over three years, become exercisable in one-third increments on each anniversary date of the grant and expire on the tenth anniversary of the grant.

A summary of the stock option activity of the Directors' Plan and Omnibus Plan is as follows:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | **Shares** | **Weighted Average Exercise Price** | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Options Outstanding, Beginning of Year | **2,478,551** | **$ 16.04** | 2,572,551 | $ 15.77 | 2,071,503 | $ 15.05 |
| Granted | **-** | **-** | 120,236 | $ 17.77 | 590,000 | $ 18.14 |
| Exercised | **(400,003)** | **$ 15.29** | (199,400) | $ 13.72 | (64,851) | $ 14.42 |
| Forfeited | **(2,996)** | **$ 13.66** | (14,836) | $ 14.20 | (24,101) | $ 15.43 |
| Options Outstanding, End of Year | **2,075,552** | **$ 16.19** | 2,478,551 | $ 16.04 | 2,572,551 | $ 15.77 |
| Options Exercisable, End of Year | **2,053,281** | **$ 16.17** | 1,676,803 | $ 15.27 | 1,441,829 | $ 14.47 |

Exercise Price Range of Options Outstanding at December 31, 2004: $11.00 to $18.84
Weighted Average Remaining Contractual Life at December 31, 2004: 5.68 years

As discussed in Note 1, through December 31, 2004 we applied APB 25 in accounting for our stock option plans. We have not recognized any compensation cost for these options because our stock options are granted with an exercise price equal to the market value of the stock at the grant date. We have also adopted the disclosure-only provisions of FAS 123. We present, in Note 1, the effect on net income and earnings per share as if the company had applied the fair value recognition provisions of FAS 123, as required by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*.

Stock options awarded on January 1, 2002 accrue dividend equivalents that are paid in cash on the earlier of the date of exercise of the underlying option or the date the option expires. Compensation expense is recognized as dividends are declared. In 2004, 2003 and 2002, we recognized compensation expense of $0.3 million for dividend equivalents on stock option grants.

### Restricted Stock and Stock Units

In 2004, 2003 and 2002, we granted restricted stock awards to directors totaling 6,480 shares, 5,157 shares and 4,644 shares, respectively. The grant date fair value of the shares was $24.68 per share in 2004, $17.44 per share in 2003 and $19.35 per share in 2002. Directors may elect to receive stock units in lieu of restricted shares. The restricted shares or stock units become 100% vested on the third anniversary of the grant date. As discussed above, Directors' awards were not affected by the shareholders' vote to approve the proposed merger. Compensation expense equal to the fair market value on the date of the award is recognized over the vesting period. We recorded compensation expense of $0.1 million in 2004 and less than $0.1 million in 2003 and 2002 related to these awards.

There were no new stock unit awards granted under the Omnibus Plan in 2004, 2003 or 2002. When prior awards were granted, compensation expense equal to the fair market value on the date of the award was recognized over a three or four year vesting period. All stock unit awards under the Omnibus Plan were fully vested as of March 6, 2004, and were not impacted by the shareholder vote to approve the proposed merger. We recognized compensation expense related to earlier awards of less than $1 million in each of the last three years.

Fully vested but undistributed stock unit awards accrue dividend equivalent stock units based on the fair market value of common shares on the date the dividend is paid. Compensation expense is recognized when dividends are declared. We recorded compensation expense of $0.2 million in 2004 and 2003 for dividend equivalent stock units.

**Performance Shares**

In May 2003, the Board of Directors approved a grant of performance shares to key employees under the Omnibus Plan. The shares were to be awarded at the end of a three-year performance period based on goal attainment. The grant date fair value was $17.84 per share. Compensation expense was initially recorded over the performance period based on the anticipated number and market value of shares to be awarded. As a result of the shareholder vote to approve the proposed merger, 53,566 performance shares vested and were distributed. Compensation expense of $2 million was recorded in the first quarter of 2004 for this award. Compensation expense of $0.7 million was recorded in 2003 for this award.

## NOTE 18. UNISOURCE ENERGY EARNINGS PER SHARE (EPS)

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS assumes that proceeds from the hypothetical exercise of stock options and other stock-based awards are used to repurchase outstanding shares of stock at the average fair market price during the reporting period. The numerator in calculating both basic and diluted EPS for each period is Net Income. The following table shows the effects of potential dilutive common stock on the weighted average number of shares:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| | | - In Thousands- | |
| Denominator: | | | |
| Average Shares of Common Stock Outstanding | **34,380** | **33,828** | 33,665 |
| Effect of Dilutive Securities: | | | |
| Warrants | **-** | **-** | 81 |
| Options and Stock Issuable under Employee Benefit Plans and the Directors' Plan | **661** | **511** | 476 |
| Total Shares | **35,041** | **34,339** | 34,222 |

There were no antidilutive options outstanding during the year ended December 31, 2004. Options to purchase an average of 274,000 and 525,000 shares of Common Stock were outstanding during the years 2003 and 2002, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock.

At December 31, 2004, UniSource Energy had no outstanding warrants. There were 4.6 million warrants that were exercisable into TEP common stock until December 15, 2002, when they expired. The dilutive effect of these warrants was the same as it would have been if the warrants were exercisable into UniSource Energy Common Stock.

## NOTE 19. RELATED PARTIES

UniSource Energy incurs corporate costs that are allocated to TEP and its other affiliates. Certain corporate costs are directly assigned to TEP. Other corporate costs are allocated based on a weighted-average residual allocation factor. Management believes this method of allocation is reasonable and approximates the cost that TEP and its other affiliates would have incurred as stand-alone entities. Charges allocated to TEP were $12 million in 2004, $5 million in 2003 and $3 million in 2002.

TEP provides all corporate services (finance, accounting, tax, information technology services, etc.) to UniSource Energy, UNS Gas and UNS Electric as well as to UniSource Energy's non-utility businesses. Costs are directly assigned to the benefiting entity where possible. Common costs are allocated on a transaction-oriented basis. Management believes this method of allocation is reasonable. The charges by TEP were $7 million in 2004, $5 million in 2003 and $2 million in 2002.

Southwest Energy Solutions, Inc. (SES), a subsidiary of Millennium, provides a supplemental workforce for TEP. Types of services provided for TEP are dusk to dawn lighting, facilities maintenance, meter reading, solar work, transmission and distribution, and general supplemental support. SES bills TEP for providing these services. Management believes that the charges for services are reasonable and approximates the cost that TEP would have incurred if it performed these services directly. The charges to TEP for these services were $13 million in 2004, $8 million in 2003 and $8 million in 2002.

Haddington Energy Partners II, LP (Haddington) funds energy-related investments. A member of the UniSource Energy Board of Directors has an investment in Haddington and is a managing director of the general partner of the limited partnership. Millennium owns 31% of Haddington and accounts for this investment under the equity method.

Valley Ventures III, LP (Valley Ventures) is a venture capital fund that invests in information technology, microelectronics and biotechnology, primarily within the southwestern U.S. Another member of the UniSource Energy Board of Directors is a general partner of the company that manages the fund. Millennium owns 15% of the fund and accounts for this investment under the equity method due to an ability to exercise significant influence over the fund based on the related party disclosure above.

Carboelectrica Sabinas, S. de R.L. de C.V. (Sabinas) is a Mexican limited liability company created to develop up to 800 megawatts (MW) of coal-fired generation in the Sabinas region of Coahuila, Mexico. Millennium owns 50% of Sabinas. Altos Hornos de Mexico, S.A. de C.V. (AHMSA) and affiliates own the remaining 50%. UniSource Energy's Chairman, President and Chief Executive Officer is a member of the board of directors of AHMSA. As of December 31, 2004, Millennium's investment in Sabinas is approximately $19 million. Millennium accounts for the investment in Sabinas under the cost method.

## NOTE 20. SUPPLEMENTAL CASH FLOW INFORMATION

A reconciliation of net income to net cash flows from operating activities follows:

| | UniSource Energy | | |
|---|---|---|---|
| | Years Ended December 31, | | |
| | **2004** | **2003** | **2002** |
| | -Thousands of Dollars- | | |
| **Net Income** | **$ 45,919** | $ 113,941 | $ 34,928 |
| **Adjustments to Reconcile Net Income** | | | |
| ***To Net Cash Flows from Operating Activities*** | | | |
| Cumulative Effect of Accounting Change-Net of Tax | **-** | (67,471) | - |
| Depreciation and Amortization Expense | **135,315** | 130,643 | 127,923 |
| Depreciation Recorded to Fuel and Other O&M Expense | **6,175** | 6,230 | 5,701 |
| Coal Contract Amendment Fee | **-** | - | (14,248) |
| Amortization of Transition Recovery Asset | **50,153** | 31,752 | 24,489 |
| Net Unrealized (Gain) Loss on TEP Forward Electric Sales | **(1,509)** | 761 | 1,302 |
| Net Unrealized Loss (Gain) on TEP Forward Electric Purchases | **250** | (378) | (1,835) |
| Net Unrealized Gain on MEG Trading Activities | **(551)** | (1,046) | (188) |
| Amortization of Deferred Debt-Related Costs included in Interest Expense | **5,413** | 2,972 | 2,058 |
| Provision for Bad Debts | **2,821** | 4,820 | 1,688 |
| Deferred Income Taxes | **5,303** | (3,002) | (8,694) |
| (Gain) Loss from Equity Method Investment Entities | **(7,326)** | 2,984 | 3,560 |
| Gain on Sale of Real Estate | **(725)** | (467) | - |
| Other | **(10,981)** | 46,052 | (13,953) |
| Changes in Assets and Liabilities which Provided (Used) Cash Exclusive of Changes Shown Separately | | | |
| Accounts Receivable | **(13,927)** | (18,622) | 37,591 |
| Materials and Fuel Inventory | **(3,926)** | (7,412) | (2,118) |
| Accounts Payable | **29,531** | (7,944) | (35,193) |
| Interest Accrued | **9,890** | 13,151 | 18,542 |
| Taxes Accrued | **15,684** | 10,353 | (8,331) |
| Other Current Assets | **(49,781)** | (7,011) | (12,199) |
| Other Current Liabilities | **53,396** | 12,688 | 5,991 |
| Other Deferred Credits and Other Liabilities | **18,815** | 17,442 | 9,423 |
| Deposit – Second Mortgage Indenture | **17,040** | (17,040) | - |
| **Net Cash Flows – Operating Activities** | **$ 306,979** | $ 263,396 | $ 176,437 |

Non-cash investing and financing activities of UniSource Energy that affected recognized assets and liabilities but did not result in cash receipts or payments were as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| | -Thousands of Dollars- | | |
| Capital Lease Obligations | **$ 12,273** | $ 10,731 | $ 11,604 |

The non-cash change in capital lease obligations represents interest accrued for accounting purposes in excess of interest payments in 2004, 2003, and 2002.

On August 11, 2003, UniSource Energy acquired the Arizona gas and electric system assets from Citizens for $223 million, comprised of the base purchase price plus other operating capital adjustments and transaction costs. In conjunction with the acquisition, liabilities were assumed as follows:

| | - Thousands of Dollars - |
|---|---|
| Fair Value of Assets Acquired | $262,044 |
| Liabilities Assumed | 38,648 |
| Assets/Liabilities Purchased | $223,396 |
| Cash Paid for Citizens Assets | $218,558 |
| Transaction Costs | 4,838 |
| Total Purchase Price | $223,396 |

**NOTE 21. QUARTERLY FINANCIAL DATA (UNAUDITED)**

Our quarterly financial information has not been audited but, in management's opinion, includes all adjustments necessary for a fair presentation. Our utility businesses are seasonal in nature with peak sales periods for TEP and UNS Electric generally occurring during the summer months and peak sales periods for UNS Gas generally occurring during the winter months. Accordingly, comparisons among quarters of a year may not represent overall trends and changes in operations.

| | First | Second | Third | Fourth |
|---|---|---|---|---|
| | | -Thousands of Dollars- (except per share data) | | |
| **2004** | | | | |
| Operating Revenue | $270,084 | $290,081 | $335,309 | $273,504 |
| Operating Income | 42,710 | 61,571 | 75,461 | 39,648 |
| Net Income | 6,421 | 12,801 | 23,799 | 2,898 |
| Basic EPS | $ 0.19 | $ 0.37 | $ 0.69 | $ 0.08 |
| Diluted EPS | $ 0.18 | $ 0.37 | $ 0.68 | $ 0.08 |
| **2003** | | | | |
| Operating Revenue | $172,247 | $216,073 | $304,252 | $280,183 |
| Operating Income | 12,069 | 46,981 | 83,719 | 60,236 |
| Income (Loss) Before Cumulative Effect of Accounting Change | (15,125) | 6,920 | 27,376 | 27,299 |
| Cumulative Effect of Accounting Change – Net of Tax | 67,471 | - | - | - |
| Net Income | 52,346 | 6,920 | 27,376 | 27,299 |
| Basic EPS: | | | | |
| Income (Loss) Before Cumulative Effect of Accounting Change | $ (0.45) | $ 0.20 | $ 0.81 | $ 0.81 |
| Cumulative Effect of Accounting Change – Net of Tax | 2.00 | - | - | - |
| Net Income | 1.55 | 0.20 | 0.81 | 0.81 |
| Diluted EPS: | | | | |
| Income (Loss) Before Cumulative Effect of Accounting Change | (0.45) | 0.20 | 0.80 | 0.79 |
| Cumulative Effect of Accounting Change – Net of Tax | 2.00 | - | - | - |
| Net Income | 1.55 | 0.20 | 0.80 | 0.79 |

EPS is computed independently for each of the quarters presented. Therefore, the sum of the quarterly EPS amounts may not equal the total for the year.

The principal unusual items for UniSource Energy include:

- **Fourth Quarter 2004:** UniSource Energy recorded a $7 million pre-tax acquisition termination fee of which 77% was allocated to TEP. See Note 2. UniSource Energy recognized a current income tax benefit of $1.1 million as a result of deducting certain acquisition-related legal and advisory fees that had previously been treated as permanently nondeductible expenses, 77% of which was recognized by TEP. TEP recorded a $2 million pre-tax net cumulative reduction of previously overstated depreciation and interest expense related to a capitalized lease transaction. See Note 9 and 10. TEP recognized a $1 million income tax expense due to the uncertainty of future use of certain ITC carryforwards. See Note 15.

- **First Quarter 2004:** MEH recognized a $3.1 million after-tax gain from the sale of Sago Energy, LP's operating subsidiaries, a Haddington investment.

- **First Quarter 2003:** TEP recorded an after-tax gain of $67 million for the cumulative effect of adopting FAS 143. See Note 5.

- **Fourth Quarter 2003:** TEP recognized a $15 million tax benefit due to a reduction in its NOL valuation allowance. See Note 15. UniSource Energy recorded $3 million of acquisition-related fees, 80% of which were allocated to TEP. These fees did not result in a current tax deduction. See Note 15. UED recognized an $11 million pre-tax development fee for closing the Springerville expansion project. See Note 14. This quarter also includes the first full quarter of activity for UES which was established on August 11, 2003. UES contributed Operating Revenues of $69 million, Operating Income of $7 million and Net Income of $3 million to fourth quarter results.

## GLOSSARY OF TERMS

The abbreviations and acronyms used in the 2004 Annual Report are defined below:

| | |
|---|---|
| ACC................................ | Arizona Corporation Commission. |
| ACC Holding Company Order | The order approved by the ACC in November 1997 allowing TEP to form a holding company. |
| AHMSA........................... | Altos Hornos de Mexico, S.A. de C.V. AHMSA owns 50% of Sabinas. |
| AMT............................... | Alternative Minimum Tax. |
| Btu................................. | British thermal unit(s). |
| Capacity.......................... | The ability to produce power; the most power a unit can produce or the maximum that can be taken under a contract; measured in MWs. |
| CISO.............................. | California Independent System Operator. |
| Citizens........................... | Citizens Communications Company. |
| Citizens Settlement Agreement | An agreement with the ACC Staff dated April 1, 2003, addressing rate case and financing issues in the acquisition by UniSource Energy of the Citizens' Arizona gas and electric assets. |
| Common Stock.................. | UniSource Energy's common stock, without par value. |
| Company or UniSource Energy | UniSource Energy Corporation. |
| Cooling Degree Days.......... | An index used to measure the impact of weather on energy usage calculated by subtracting 75 from the average of the high and low daily temperatures. |
| CPX................................ | California Power Exchange. |
| Credit Agreement................ | Credit Agreement between TEP and a syndicate of banks, dated as of March 25, 2004. |
| Emissions Allowance(s)......... | An allowance issued by the Environmental Protection Agency which permits emission of one ton of sulfur dioxide or one ton of nitrogen oxide. These allowances can be bought and sold. |
| Energy.............................. | The amount of power produced over a given period of time; measured in MWh. |
| EPA.................................. | The Environmental Protection Agency. |
| ESP.................................. | Energy Service Provider. |
| Express Line....................... | 345-kV circuit connecting Springerville Unit 2 to the Tucson 138-kV system. |
| FAS 71.............................. | Statement of Financial Accounting Standards No. 71: Accounting for the Effects of Certain Types of Regulation. |
| FAS 133............................. | Statement of Financial Accounting Standards No 133: Accounting for Derivative Instruments and Hedging Activities, as amended. |
| FAS 143............................. | Statement of Financial Accounting Standards No. 143: Accounting for Asset Retirement Obligations. |
| FERC................................ | Federal Energy Regulatory Commission. |
| First Collateral Trust Bonds..... | Bonds issued under the Indenture of Trust, dated as of August 1, 1998, of TEP to the Bank of New York, successor trustee. |
| First Mortgage Bonds............ | First mortgage bonds issued under the Indenture, dated as of April 1, 1941, of TEP to J.P. Morgan Chase Bank, successor trustee, as supplemented and amended. |
| Four Corners....................... | Four Corners Generating Station. |
| Global Solar........................ | Global Solar Energy, Inc., a company that develops and manufactures thin-film photovoltaic cells. Millennium owns 99% of Global Solar. |
| Haddington......................... | Haddington Energy Partners II, LP, a limited partnership that funds energy-related investments. |
| Heating Degree Days........... | An index used to measure the impact of weather on energy usage calculated by subtracting the average of the high and low daily temperatures from 65. |
| IDBs................................ | Industrial development revenue or pollution control revenue bonds. |
| IPS.................................. | Infinite Power Solutions, Inc., a company that develops thin-film batteries. Millennium owns 72% of IPS. |
| IRS.................................. | Internal Revenue Service. |

| | |
|---|---|
| ISO | Independent System Operator. |
| ITC | Investment Tax Credit. |
| kWh | Kilowatt-hour(s). |
| kV | Kilovolt(s). |
| LIBOR | London Interbank Offered Rate. |
| LOC | Letter of Credit. |
| Luna | Luna Energy Facility. |
| MEG | Millennium Environment Group, Inc., a wholly-owned subsidiary of Millennium, which manages and trades emission allowances, coal, and related financial instruments. |
| MicroSat | MicroSat Systems, Inc. is a company formed to develop and commercialize small-scale satellites. Millennium currently owns 35%. |
| Millennium | Millennium Energy Holdings, Inc., a wholly-owned subsidiary of UniSource Energy. |
| MMBtus | Million British Thermal Units. |
| MW | Megawatt(s). |
| MWh | Megawatt-hour(s). |
| Navajo | Navajo Generating Station. |
| NOL | Net Operating Loss carryback or carryforward for income tax purposes. |
| PGA | Purchased Gas Adjuster, a retail rate mechanism designed to recover the cost of gas purchased for retail gas customers. |
| PNM | Public Service Company of New Mexico. |
| PNMR | PNM Resources. |
| Powertrusion | POWERTRUSION International, Inc., a company owned 77% by Millennium, which manufactures lightweight utility poles. |
| PPFAC | Purchased Power and Fuel Adjustment Clause. |
| PWCC | Pinnacle West Capital Corporation. |
| Revolving Credit Facility | $60 million revolving credit facility entered into under the Credit Agreement between a syndicate of banks and TEP. |
| RTO | Regional Transmission Organization. |
| Rules | Retail Electric Competition Rules. |
| Sabinas | Carboelectrica Sabinas, S. de R.L. de C.V., a Mexican limited liability company. Millennium owns 50% of Sabinas. |
| Saguaro Utility | An Arizona limited partnership, whose general partner is Sage Mountain, L.L.C. and whose limited partners include investment funds affiliated with Kohlberg Kravis Roberts & Co., L.P., J.P. Morgan Partners, L.L.C. and Wachovia Capital Partners. |
| San Carlos | San Carlos Resources Inc., a wholly-owned subsidiary of TEP. |
| San Juan | San Juan Generating Station. |
| Second Mortgage Bonds | TEP's second mortgage bonds issued under the Indenture of Mortgage and Deed of Trust, dated as of December 1, 1992, of TEP to the Bank of New York, successor trustee, as supplemented. |
| Sempra | Sempra Energy Trading Company. |
| SCE | Southern California Edison Company. |
| SES | Southwest Energy Solutions, Inc., a wholly-owned subsidiary of Millennium. |
| Springerville | Springerville Generating Station. |
| Springerville Coal Handling Facilities Leases | Leveraged lease arrangements relating to the coal handling facilities serving Springerville. |
| Springerville Common Facilities | Facilities at Springerville used in common with Springerville Unit 1 and Springerville Unit 2. |
| Springerville Common Facilities Leases | Leveraged lease arrangements relating to an undivided one-half interest in certain Springerville Common Facilities. |
| Springerville Unit 1 | Unit 1 of the Springerville Generating Station. |
| Springerville Unit 1 Lease | Leveraged lease arrangement relating to Springerville Unit 1 and an undivided one-half interest in certain Springerville Common Facilities. |
| Springerville Unit 2 | Unit 2 of the Springerville Generating Station. |
| SRP | Salt River Project Agricultural Improvement and Power District. |

| | |
|---|---|
| Sundt................................ | H. Wilson Sundt Generating Station (formerly known as the Irvington Generating Station). |
| Sundt Lease....................... | The leveraged lease arrangement relating to Sundt Unit 4. |
| SWG................................ | Southwest Gas Corporation. |
| TEP................................. | Tucson Electric Power Company, the principal subsidiary of UniSource Energy. |
| TEP Settlement Agreement.... | TEP's Settlement Agreement approved by the ACC in November 1999 that provided for electric retail competition and transition asset recovery. |
| Therm.............................. | A unit of heating value equivalent to 100,000 British thermal units (Btu). |
| Tri-State............................ | Tri-State Generation and Transmission Association. |
| TruePricing........................ | TruePricing, Inc., a start-up company established to market energy related products. |
| UED................................. | UniSource Energy Development Company, a wholly-owned subsidiary of UniSource Energy, which engages in developing generation resources and other project development services and related activities. |
| UES................................. | UniSource Energy Services, Inc., an intermediate holding company established to own the operating companies (UNS Gas and UNS Electric) which acquired the Citizens Arizona gas and electric utility assets. |
| UniSource Energy............... | UniSource Energy Corporation. |
| UNS Electric...................... | UNS Electric, Inc., a wholly-owned subsidiary of UES, which acquired the Citizens Arizona electric utility assets. |
| UNS Gas........................... | UNS Gas, Inc., a wholly-owned subsidiary of UES, which acquired the Citizens Arizona gas utility assets. |
| Valley Ventures.................. | Valley Ventures III, LP, a venture capital fund that focuses on investments in information technology, microelectronics and biotechnology, primarily in the southwestern U.S. |

## 2004 Board of Directors



James S. Pignatelli, 61
Chairman: July 1998
President and CEO of
*UniSource Energy and TEP*
Director: 1998



Lawrence J. Aldrich, 52
General Partner,
Valley Ventures, III, L.P.
Director: 2000



Larry W. Bickle, 59
Managing Director,
Haddington Ventures, L.L.C.
Director: 1998



Elizabeth T. Bilby, 65
Former President,
Gourmet Products, Inc.
Director: 1995



Harold W. Burlingame, 64
Senior Executive Advisor,
Cingular
Director: 1998



John L. Carter, 70
Former Executive
Vice President and CFO,
Burr-Brown Corp.
Director: 1996



Robert A. Elliott, 49
President and Owner,
The Elliott
*Accounting Group*
Director: 2003



Kenneth Handy, 66
Former Vice President
& CFO, The Permanente
Medical Group, Inc.
Director: 2001



Warren Y. Jobe, 64
Former Senior
Vice President,
Southern Company
Director: 2001

### UniSource Energy Committees

*Audit Committee*
Warren Jobe, Chairperson
Harold Burlingame
John Carter
Robert Elliott
Kenneth Handy

*Compensation Committee*
Harold Burlingame, Chairperson
John Carter
Robert Elliott
Kenneth Handy
Warren Jobe

*Corporate Governance and Nominating Committee*
Kenneth Handy, Chairperson
Harold Burlingame
John Carter
Robert Elliott

*Finance Committee*
John Carter, Chairperson
Lawrence Aldrich
Larry Bickle
Elizabeth Bilby
Warren Jobe

### UniSource Energy Officers

James S. Pignatelli, 61
President and Chief Executive Officer

Michael J. DeConcini, 40
Senior Vice President,
Investments and Planning

Dennis R. Nelson, 54
Senior Vice President,
Utility Services

Karen G. Kissinger, 50
Vice President, Controller and
Chief Compliance Officer

Kevin P. Larson, 48
Vice President, Chief Financial Officer
and Treasurer

Steven W. Lynn, 58
Vice President, Communications
and Government Relations

Vincent Nitido, Jr., 49
Vice President, General Counsel
and Chief Administrative Officer

Catherine A. Nichols, 46
Corporate Secretary

### Tucson Electric Power Officers

James S. Pignatelli, 61
President and Chief Executive Officer

Michael J. DeConcini, 40
Senior Vice President, Energy Resources

Steven J. Glaser, 47
Senior Vice President and
Chief Operating Officer,
Transmission and Distribution

Thomas A. Delawder, 58
Vice President, Energy Resources

Thomas N. Hansen, 54
Vice President/Technical
Services Advisor

Karen G. Kissinger, 50
Vice President, Controller and
Chief Compliance Officer

Kevin P. Larson, 48
Vice President, Chief Financial Officer
and Treasurer

Steven W. Lynn, 58
Vice President, Communications
and Government Relations

Vincent Nitido, Jr., 49
Vice President, General Counsel
and Chief Administrative Officer

Catherine A. Nichols, 46
Corporate Secretary



UniSource Energy Corporation PO Box 711 Tucson, AZ 85702